IDEX Biometrics ASA

2022 Annual report

Statutory annual report in accordance with Norwegian requirements for IDEX Biometrics ASA for the year ended December 31, 2022.

This annual report is published to the company’s shareholders and the general public as well as the European Regulatory Network which includes the Oslo Børs. The document is filed with the Norwegian Register of company accounts. This report and other public information about IDEX Biometrics ASA are available at the company’s web site www.idexbiometrics.com.

All of the company’s disclosures to the market and the general public are available at Oslo Børs’s web sites live.euronext.com/en or www.newspoint.no.

IDEX also files an annual report on Form 20-F and related documents and exhibits with the U.S. Securities and Exchange Commission (SEC). All SEC filings by IDEX Biometrics ASA are available at www.sec.gov.

References included in this document or other documents are intended as an aid to where information can be found and the documents referenced are not incorporated by reference into this document unless explicitly stated.

Financial terms used in this report are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union, effective December 31, 2022.

Date: April 26, 2023

IDEX Biometrics ASA Annual Report 2022

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

REPORT FROM THE BOARD OF DIRECTORS

We were incorporated as a public limited company under the laws of Norway on July 24, 1996. Our Ordinary Shares have been listed for trading in Norway on the Oslo Børs under the symbol “IDEX” since March 12, 2010, and our ADSs have been listed for trading on Nasdaq under the symbol “IDBA” since March 1, 2021. Our principal executive offices are located at Dronning Eufemias gate 16, NO-0191 Oslo, Norway, which is also our registered office address, and our telephone number is +47 6783 9119. We currently have subsidiaries in the United Kingdom, the United States and China.

BUSINESS OVERVIEW

Description of the Company

IDEX develops and markets differentiated fingerprint authentication solutions optimized for use in smart cards, based on patented and proprietary sensor technologies, integrated circuit designs, and highly-specialized firmware and software. We primarily target fingerprint authentication applications involving standardized smart cards without batteries, although our products also are applicable to battery-powered devices in different form factors.

Our extensive intellectual property portfolio, leveraging 175 patents awarded and 62 patents pending (as of December 31, 2022), across applicable jurisdictions worldwide, is a critical enabler of our strategy and competitive positioning.

From time to time, we may provide project-oriented engineering or design services to customers. We also license our intellectual property and software to third parties, although licensing currently does not contribute to our revenue.

Our current product portfolio consists of fingerprint authentication modules, related software, and cardholder enrolment solutions. Our latest generation of fingerprint authentication device,

A standard-format smart card, utilizing our fingerprint authentication solution, offered by First Abu Dhabi Bank and manufactured by our customer, IDEMIA France SAS introduced in 2020, the TrustedBio family of modules, is a single package solution consisting of our most advanced fingerprint imaging sensor and a proprietary application specific integrated circuit (“ASIC”), which is a multi-purpose microprocessor executing image processing, biometric processing, and power management functions. Our cardholder enrolment solutions currently are based on an innovative, reusable sleeve, which provides secure, convenient smart card enrolment.

Our current product portfolio is targeted at three applications, which we refer to as “market segments,” within the smart card market: financial payments (i.e., credit, debit, and stored value transaction cards), digital access (i.e., devices for identification and authorization of users for access to high-value electronic networks or sensitive physical facilities), and digital currency storage (i.e., devices for highly-secure authorized access to cryptocurrency trading platforms and the secure storage of digital currencies, both private and government-sponsored). The financial payments market segment is the largest of the three we target, and it is the most developed. The digital access and digital currency storage segments currently are far smaller, and application-specific form factors, performance requirements, and standards are evolving.

Our customer focus primarily is on manufacturers of smart cards. Other customers include integrators of authentication technologies and developers and vendors of security systems, across a broad market for identification-based authorization solutions. We also have individual corporate customers that design authentication solutions for their own consumption. Our products are not limited to use in smart cards, but also are applicable to a range of applications across varying form factors.

Because a critical element of demand for our solutions originates with these manufacturers’ own customers (e.g., the demand for financial payment cards with fingerprint authentication originates with a bank issuer interested in offering such cards), we also direct our marketing and demand creation efforts toward the education of customers of smart card manufacturers, as well as other influential participants in the smart card industry.
We utilize a direct sales force and have customers around the world. At the present time, we do not sell our

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

products through stocking distributors. Given the early-stage characteristics of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our marketing and sales staff in 2021 and increased our marketing spending in 2022.

We do not own or operate capital-intensive manufacturing facilities, but operate as a fabless manufacturer, utilizing third parties for outsourced manufacturing and product assembly capabilities. We currently rely on Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), the leading producer of semiconductor wafers, as the sole source of wafers for our proprietary ASIC designs. We also rely on a limited number of providers of outsourced semiconductor packaging, design, and test services, including Amkor Technology, Inc., and Silicon Precision Industries, Limited, both of which are leaders in outsourced semiconductor assembly and test services.

Fingerprint Authentication Steps

Every individual has unique, immutable fingerprints. A fingerprint consists of a series of ridges and valleys on the surface of a finger. The uniqueness of a fingerprint is established by each finger’s distinctive pattern of ridges, valleys, and minutiae points, which are specific ridge characteristics occurring at either the point at which a fingerprint ridge bifurcates or ends.

Biometric technologies are automated methods for identifying individuals based on a comparison of stored biological and behavioral characteristics with the current presentation of such characteristics. Of all biometric techniques, fingerprint-based identification is the oldest and most established. Fingerprint identification has been successfully used in numerous applications for over a century.

A fingerprint authentication solution, in summary, is an electronic system, combining hardware and software, that captures an image of these unique fingerprint characteristics, transforms that image into a mathematical representation, and then compares that representation with a valid representation. If the results of the comparison exceed a predefined verification threshold, the identity of the presenting individual is authenticated.

The following summarizes the primary elements of fingerprint authentication, addressing our approach to each:

Scanning

Scanning is the process of recognizing and capturing the necessary characteristics of an individual’s fingerprint using an electronic device. Ink and paper were originally used to capture fingerprint images. Optical scanning was an early method for electronic capture of a fingerprint, and remains common in certain high-volume applications, primarily in law enforcement. Other scanning technologies for the detection of fingerprint variances include those based on sensing variances in heat, pressure, and ultrasound.

Our scanning technology is based on capacitive sensing, which utilizes an electrical field to detect fingerprint characteristics such as ridges, valleys, and minutiae by measuring miniscule variances in current associated with those varying characteristics. The surface of the sensor, the platen, acts as one plate of a capacitor, and the finger acts as the other. Capacitive sensing, the most appropriate technology for resource-constrained applications, was the area in which the Company pioneered the signal processing innovations that remain foundational to our strategy.

We have developed a differentiated approach to capacitive image capture, using a polymer substrate (i.e., a flex circuit) in which a capacitive sensing array (i.e., a fine-pitched wire mesh, with each wire intersection representing an electrode) is embedded. Compared to conventional semiconductor-based capacitive sensors, for which the sensing array is on the surface of a rigid integrated circuit, our flexible sensor is relatively inexpensive to manufacture and allows for a larger sensor surface area, more than twice the size of competitive silicon sensors. Our capacitive sensor produces a larger image, yielding more data, which enables superior scanning, feature extraction, and matching performance.

Feature Extraction

The miniscule variations in current detected in scanning are a data set representing the fingerprint, and the common practice is to create from this data set an 8-bit gray-scale digital image for further processing (i.e., feature extraction). Feature extraction is a computationally-challenging process requiring speed and

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

signal-processing precision. Algorithms used in a resource-constrained environment such as a smart card must be highly efficient, reducing the burdens placed on processor, memory, and power resources.

We utilize proprietary algorithms to refine the image, allowing for precise identification of patterns, which are transformed into an accurate mathematical representation of the image, referred to as a “template.”

Matching

A matching algorithm compares the template created from the scanned image to the encrypted template stored within the system at the time of the user’s enrolment. These algorithms also are computationally-challenging, again requiring speed and precision, as well as consistency of outcomes. Matching performance is measured by the correlated rates of false acceptance (“FAR”) and false rejection (“FRR”), accuracy and reliability, and computational speed. Matching algorithms can be adjusted to meet the requirements of the application, addressing the trade-offs between desired security levels and end-user convenience (i.e., a low FAR, suggesting high security, implies a high FRR, suggesting low end-user convenience).

Our matching algorithms, which are compact and highly efficient, are well-suited for providing fast results in resource-constrained environments. They are differentiated by patented features such as insensitivity to image rotation and the ability to process incomplete images (i.e., partial touches), enabling high accuracy and reliability.

Our algorithms also are differentiated by the flexibility of how they may be used. In a smart card implementation, because of security requirements, matching algorithms are typically executed in a secure microcontroller (referred to as a secure element (“SE”). However, our TrustedBio is designed to allow matching algorithms to be executed in a distributed (i.e., shared) mode, whereby computationally intensive functions can be executed on our module’s faster ASIC, reducing the computational requirements of the SE. This allows customers the flexibility to optimize designs based on application requirements and available processing resources, reducing overall system costs.

Summary of Smart Cards and Applications

A smart card can be described as a compact microelectronic system, generally with the dimensions of a credit card or driver’s license, in which one or more embedded integrated circuits (“ICs”) enable secure storage, processing, and communication of encrypted data.

Because we primarily target the financial payments market segment, our fingerprint authentication solutions are designed in compliance with industry standards of EMV Company, LLC (“EMV”), a consortium established by Europay, Mastercard, and VISA to develop and maintain communications, security, and encryption specifications for the use of smart cards across financial payment networks. Because our solutions are used in smart cards utilizing the JavaCard card operating system and Java-based “applets,” we comply with the standards of GlobalPlatform, an independent standards body, for secure channel communications and the use of cryptographic data.

Smart Card Design

The enabling ICs in a smart card are typically a secure microcontroller, the SE, which functions as the system-level processor, and one or more secondary microcontrollers dedicated to functions such as power management or biometric processing. SE processors execute the card operating system and one or more applets, which are compact programs that execute proprietary functions (e.g., an applet for a payment network will coordinate communication of encrypted data using an encryption key only known by that payment network). SEs generally have robust memory blocks for encrypted data storage, with multiple memory types, but separate memory ICs may be necessary, depending on the smart card’s application.

Also embedded in the layers of a smart card are an antenna, for wireless communication and power harvesting, connecting circuitry (referred to as an inlay), and, depending on the design of the smart card, various passive electronic devices. Multi-layer smart cards are generally made of thermoplastics (polyvinyl chloride, or PVC, is the most common material used), although metal and ceramic compounds recently have been introduced.

Contact-only and dual-interface (i.e., contact and contactless functionality) smart cards do not have batteries and are powered, in the case of contact-only and dual-interface designs, through physical contact with a card reader, or, for dual-interface designs in contactless mode, though energy harvesting (i.e., resonant inductive coupling) enabled, most commonly, by near field communications (“NFC”) interface protocols.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

A trend toward greater use of contactless communication continues across smart cards and reader infrastructure (e.g., point-of-sale terminals) has been underway, accelerated by heightened end-user concerns about hygiene caused by the COVID-19 pandemic. According to ABI Research, worldwide shipments of dual-interface cards for financial payments represented over 80% of the 3.1 billion smart cards shipped in 2022, and we expect this percentage to expand. ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022. However, contactless smart card transactions generally are limited by financial institutions and payment processing networks to small value transactions, given the absence of a required signature or personal identification number (“PIN”) as a second authentication factor.

Usage and Applications

The defining characteristic of a smart card is the security afforded by the SE and its use of data encryption to secure storage and communications, making it an ideal solution for a very broad range of applications. Smart cards are used worldwide in high volumes across the following applications (in descending order of estimated total unit volumes for 2022): financial payments; government identification (including healthcare and social-security applications); transportation and ticketing; and access control (for logical and physical applications).

The development of widely accepted standards for smart card performance uniformity and cross-vendor compatibility has contributed to the sustained growth of smart cards in circulation, notably for financial payment applications. ABI Research estimates approximately 11 billion smart cards, in the form of credit and debit cards, ATM cards, and stored value cards, were in circulation as of December 31, 2022, with 3.1 billion financial payment cards shipped during the year.

According to ABI Research, 71% of the total volume of smart cards shipped (excluding SIM cards) were for payments, while less than 5% of smart cards shipped in 2022 were access control applications. Physical access control applications commonly utilize keycards, also known as proximity cards, which are wireless devices enabling a relatively low level of security for contactless identification. Shipments for use in digital currency storage applications, an emerging market segment, were not material in volume.

Our Strategy

Our strategy emphasizes demonstrable solution advantages that address evolving customer and end-user requirements, leading to a sustainable competitive position and the avoidance of commoditizing pressures. Since the Company was founded, our strategy and competitive positioning have been based on continuous advances in technologies, innovations in design, and achievements in performance, enabled by our focus on research and development.

We believe the combination of our broad and substantive intellectual property portfolio, our expertise across a comprehensive range of challenging and complex domains, and our integrated, systems engineering approach represents a significant competitive advantage for IDEX.

Our intellectual property portfolio, as of December 31, 2022, consisted of 175 patents awarded and 62 patents pending, across applicable jurisdictions worldwide. Reflecting our core competencies, we have substantial intellectual property across the following areas: design of biometric sensors, ASICs, and modules; signals and data processing; and a broad range of solution features and functionalities.

Our core competencies, characterized by deep domain expertise and a multi-disciplined, systems engineering approach, are built on organizational strengths in the following domains: biometric imaging and processing; sensor architectures; integrated circuit design; materials, manufacturing, and packaging; algorithm, firmware, and software development; encryption technologies; NFC and power management; and industrial design.

Our value proposition is based on the differentiated functionality and performance of our fingerprint authentication solutions and our distinctive systems engineering approach to offering integrated solutions addressing multiple customer needs. These customer needs may vary among the market segments we target, but generally are associated with the enhancement of our customer’s competitive advantages, based on the differentiated functionality and performance of our solutions, and reduced total cost of ownership (“TCO”), based on our distinctive systems engineering capabilities, enabling comprehensive, integrated solutions.

TCO represents the sum of the purchase price of our products, which we believe are competitive, and the costs customers may encounter when implementing a fingerprint authentication solution in their own products. In

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

contrast to vendors of individual elements of a solution, our core competencies enable us to contribute to lowering the costs and challenges of system design for customers, while accelerating their time-to-market.

We believe many customers in the market segments we target could benefit from the TCO element of our value proposition, as only a few global card manufacturers currently have the depth of resources and experience to develop a fingerprint authentication solution on an expedited timeline. Design of a smart card incorporating fingerprint authentication can be challenging, as the interaction between the fingerprint sensor, the smart card electronics, and the environment is complex, particularly given the limitations on power, processing capacity, and form factor, and the stringent requirements for response time and accuracy. As such, we are committed to offering a differentiated, integrated approach to our customers.

An important element of our strategy, linked to our delivery of comprehensive, integrated solutions, is our development and use of strategic partnerships, which are intended to extend the scope of the integration of our TrustedBio modules and related elements of our software across the smart card supply chain, thereby enhancing our value proposition and, potentially, accelerating adoption of fingerprint authentication and demand for our solutions.

Our Solutions

Our solutions consist of integrated fingerprint authentication modules, which our customers use in their end-products, and our enrollment device, with which a user can securely and easily store his or her fingerprint on a smart card, thereby activating the smart card’s fingerprint authentication capabilities. In 2021, we announced our intention to market and complete solutions for the manufacture of fully functioning biometric smart cards including fingerprint sensors, card inlay, antennae, EMV module with an SE released by Infineon Technologies AG, and proprietary software, including our card operating system, special purpose applets, and biometric algorithms.

Recent product and solution announcements are indicative of our strategy and value proposition, as well as the strategic shift we undertook late in the last decade toward market segments and applications for which the differentiated characteristics of our solutions provide a demonstrable and sustainable competitive advantage.

In 2017, we announced a patented solution architecture, which we believe is competitively unique: a small, and lightweight module containing two optimized components, a fingerprint imaging sensor made of a flexible polymer substrate for image scanning and a small, yet powerful, ASIC for feature extraction, matching, and a range of other advantageous functions. This architecture is ideal for use in smart cards and similar demanding applications.

TrustedBio Product Family

In 2020, we announced the latest generation of this architecture, the TrustedBio family of modules, and, in 2021, released an enhanced version, the TrustedBio Max.

The capacitive sensor in a TrustedBio module covered by a robust, protective coating, allowing for years of usage. Our flexible sensor is relatively inexpensive to manufacture and allows for an approximately 90 square millimeter sensor surface area, more than twice the size of competitive silicon sensors. The capacitive sensor in a TrustedBio module produces a larger image, yielding more data, which enables superior scanning, feature extraction, and matching performance. Semiconductor-based sensors can have higher electrode density, but their smaller sensor areas yield meaningfully less data for image processing, while increasing

A TrustedBio module, showing the sensor surface (left) and, on the reverse side (right), our ASIC and connection circuits processing challenges to achieve equivalent results. Additionally, the flexibility of the polymer substrate, into which the wire mesh array is embedded, allows the TrustedBio module to easily meet industry specifications for torsion of plastic smart cards.

The ASIC used in a TrustedBio module is mounted on the reverse side of the polymer substrate in which our sensor array is embedded. The ASIC includes a proprietary microprocessor executing our third generation scanning and template-creation (i.e., image processing and feature extraction) algorithms, our patented anti-spoofing algorithm, NFC power harvesting and voltage management, and data encryption. Depending on a

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

customer’s design or application requirements, our ASIC also can store and execute our proprietary matching algorithms.

The ASIC in our latest TrustedBio Max module provides a high level of single-device functionality for fingerprint authentication in a smart card. Fabricated on a 40-nanometer process node by TSMC, the approximately 10 square millimeter ASIC utilizes an ARM Cortex-M3 32-bit processor, operating at up to 200 MHz, enhanced memory, and a proprietary parallel-processing logic core for accelerating our template-creation and anti-spoofing algorithms.

The capabilities of the TrustedBio Max module reflect our strategy of creating competitive differentiation for our customers, while reducing TCO. The TrustedBio Max enables smart cards with fingerprint authentication that are secure, accurate, and power efficient, while providing a differentiated user experience characterized by fast transaction speed. The groundbreaking functionality of TrustedBio Max reduces computational burdens on a smart card’s SE, thereby allowing smart card manufacturers to utilize standard, low-cost SEs, rather than more costly SEs with expanded capabilities to address biometric processing. The capabilities of the ASIC allow for a smart card with fingerprint authentication to be designed without separate microcontrollers for biometric processing and power management functions, reducing design complexity and costs. Our advanced algorithms and other proven software elements of our solution minimize software development by our customers, as well as reducing associated risks and delays. The TrustedBio Max solution is targeted at smart card manufacturers seeking faster time-to-market with a comprehensive fingerprint authentication design that maximizes performance, while reducing development and manufacturing costs.

Also in 2021, we announced a reference design based on integration of the SLC38 security controller, the latest SE released by Infineon Technologies AG, and the latest version of our TrustedBio module. Applicable to implementation of fingerprint authentication in smart card applications across all three of our targeted market segments, the high level of integration of this reference design enables differentiated authentication performance (e.g., low latency, high accuracy, and high electrical efficiency), while reducing integration challenges for the card manufacturer, thereby reducing costs and time-to-market.

This reference design, developed with the SE market share leader, represents an important achievement toward our strategic goal of offering to smart card manufacturers the most comprehensive solutions for fingerprint authentication, creating competitive advantages for their own smart card products, while lowering the barriers to adoption of fingerprint authentication by lowering TCO, reducing complexities, and accelerating time-to-market.

Complete Biometric Smart Card Solutions

In 2021, we began the development of complete solution for the manufacture of fully functional biometric smart cards. The hardware is based on the IDEX-Infineon reference platform described above. The complete solution adds elements of proprietary software, including our JavaCard operating system, special-purpose Java applets, biometric algorithms, and enrolment solutions. We believe our expanding capabilities in software development have the potential to meaningfully add to our value proposition, broadening customer engagements and increasing revenue.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

IDEX Pay complete solution for card manufacturers

In 2017, we introduced a patented enrolment solution, addressing another significant barrier to adoption of fingerprint authentication, particularly within the financial payments market segment: user enrolment (i.e., the process of imaging and storing a user’s fingerprint, in the form of a template, within the memory of the smart card, thereby enabling its use). IDEX was the first to release such an innovative device, incorporating proprietary hardware and software, which we developed in partnership with Mastercard Inc. We have continued to work together with leaders in the industry to further improve the enrolment process. In addition to the enrolment sleeve, we expect to soon be able to offer several options including enrolment via mobile phone, assisted enrolment (in-branch enrolment), and ultimately, enrolment at Point of Sale (PoS).

Using one of our proprietary solutions, a user can complete the enrolment process in less than a minute, following simple instructions. Enrollment is completed entirely within the biometric smart card and, importantly, the encrypted fingerprint template is immediately stored only on the card, never in the cloud or on any connected device such as a smart phone or PC.

Our enrolment solutions enable the creation of a user fingerprint template, which is encrypted and stored only on the smart card, never in the cloud.

We believe low-cost, simple, convenient, and secure user enrolment processes are necessary to accelerate the adoption of fingerprint authentication in smart cards. To further lower the costs of enrolment and improve user experience, we are developing software-based enrolment solutions, for which we have protected the associated intellectual property rights, to allow for enrolment over the user’s mobile phone or, specifically for enrolment of financial payment card users, through a point-of-sale terminal.

Three-Year Revenue Summary

For the full year 2022, the Company recorded consolidated revenue of $4.1 million, compared to $2.8 million for 2021, and $1.1 million for 2020. Product revenue, as a percentage of total revenue, represented 95.0%, 99.9 % and 92.5 % for 2022, 2021, and 2020, respectively. Revenue from sensors for smart cards represented 52% of our total revenue for 2022. Revenue associated with our customer in the digital authentication market segment represented 48%, 85%, and 81% of our total revenue for 2022, 2021, and 2020, respectively. There was no licensing revenue for 2022, 2021, or 2020.

Order Backlog

We define order backlog as non-cancellable orders scheduled to be delivered within 12 months and any deferred revenue scheduled for recognition within 12 months. Customer order volume accelerated across 2022 from both existing customers and, notably, new customers adopting the TrustedBio – SLC38 reference design we developed with Infineon Technologies. Our backlog totaled $3.3 million, $2.5 million and $1.7 million as of December 31, 2022, 2021, and 2020, respectively.

Marketing and Sales

Our customer focus primarily is on manufacturers of smart cards. Other customers include integrators of authentication technologies and developers and vendors of security systems, across a broad market for identification-based authorization solutions. We also have individual corporate customers that design authentication solutions for their own consumption. Our products are not limited to use in smart cards, but also are applicable to a range of applications across varying form factors.

Because a critical element of demand for our solutions originates with these manufacturers’ own customers (e.g., the demand for financial payment cards with fingerprint authentication originates with a bank issuer interested in offering such cards), we also direct our marketing and sales efforts toward the customers of smart card manufacturers, as well as other influential participants in the smart card industry.

Within the digital access market segment, vendors of hardware- and software-based security systems and associated access control solutions represent the majority of our targeted customers, although, to date, the majority of our revenue has been derived from the development and sale of a customized network authentication solution to a single enterprise customer.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Within the digital currency storage market segment, which is less structured than our other targeted market segments, our customers have ranged from large smart card manufacturers addressing emerging digital currency applications to small technology innovators developing devices for secure access to proprietary cryptocurrency exchanges.

We utilize a direct sales force and have customers around the world. At the present time, we do not sell our products through stocking distributors. Given the early-stages of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our sales and marketing staff in 2021 and increased our marketing spending in 2022.

Our go-to-market strategy emphasizes the creation and maintenance of relationships with and between companies and organizations that are positioned to support the acceleration of the adoption of fingerprint authentication in smart card applications. An important element of this strategy is establishing collaborative agreements with well-positioned partners, leveraging their expertise and resources. Examples of these partnerships include: IDEMIA France SAS and E-Kart Elekronik Kart Sistemleri A.S., customers with which we have critical go-to-market engagements; Mastercard Inc., which is a valuable contributor to demand creation and the advancement of fingerprint authentication in financial payments; and Infineon Technologies AG and Tongxin Microelectronics Co., Ltd., leaders in SE design and smart card electronics, with which we are developing integrated solutions.

Other strategic initiatives involve integration projects with numerous developers of SEs and electronic components for financial payment smart card applications, as well as technology partners addressing the digital accessand digital currency storage market segments. We consider our initiatives to extend the scope of the integration of our fingerprint authentication solutions across the smart card supply chain to be an important element of our strategy, and we intend to expand such initiatives in the future.

Our marketing and sales personnel work closely with our product line management personnel to support strategic sales activities. A broad range of marketing communications activities also help to expose and promote the benefits of our fingerprint authentication solutions to potential customers. We have invested significant time and resources to meet with card and device manufacturers to understand their requirements and performance issues.

Our Opportunity

Targeted Market Segments and Customers

We currently target fingerprint authentication applications involving smart cards without batteries (i.e., cards conforming to ISO/IEC standards for electronic identification cards), for which our solutions are especially well-suited. Customers for these and adjacent applications are within three emerging market segments, for which the solutions we offer and the applications served are summarized in the following table:

Market Segment	IDEX Solutions	Representative Applications
Financial Payments	• Smart cards − Dual-interface, NFC powered − Thermoplastic or metal • Customized COS and Applets • Enrolment sleeve or tablet-based solution	• EMV-compliant transaction applications − Credit, debit and stored value cards • Dual- and multi-use applications − Co-branded with partners
Cyber Authentication	• Smart cards and similar devices − ID-1 form factor or customer design − RFID/NFC or battery powered • Customized COS and Applets • Enrolment sleeve or tablet-based solution	• Secure user authorization for high value assets − Critical networks or applications − High security facilities − Easily integrated with IAM platforms − FIDO Alliance compliance

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Market Segment	IDEX Solutions	Representative Applications
Digital Currency Storage
•
Enhanced smart cards and similar devices
−
ID-1 form factor or customer design
−
RFID/NFC or battery powered
−
Optional displays and keypads
−
Optional Bluetooth connectivity
•
Customized COS and Applets
•
Enrolment sleeve or tablet-based solution

•
Secure devices for government digital currency
−
Example: e-CNY initiative of Chinese central bank
•
Card-like “wallets” issued by state-owned banks
−
Dual- and multi-use applications
•
Secure storage of health and welfare records
•
Highly secure cryptocurrency management devices
−
Authorized user access to trading platforms
−
Secure storage of cryptocurrencies

Our targeted customers in the financial payments market segment primarily are smart card manufacturers. We believe this market segment has the potential to be significantly larger and more well-defined than the other two targeted market segments. According to ABI Research, three global companies, IDEMIA France SAS (France), Giesecke+Devrient GmbH (Germany), and Thales Group SAS (France), represent approximately 50% of total 2022 revenue associated with shipments of smart cards for financial payments, and the top six represent close to 70% of such revenue. Other regionally-focused smart card manufacturers represented the balance. As previously disclosed, IDEMIA currently is our largest customer in the financial payment market segment.

Within the digital access and digital currency storage market segments, our targeted customers include vendors of access control and identity and access management (“IAM”) platforms, vendors and integrators of authentication technologies, and developers of application-specific devices. As previously disclosed, we also have a long-standing relationship with a customer that designs network authentication solutions for its own consumption. As indicated in the preceding table, our fingerprint authentication solutions are not limited to use in smart cards without batteries and are suitable for a range of applications within the access control and digital currency storage market segments, across varying form factors and power requirements.

Smart cards are used in a variety of other applications appropriate for fingerprint authentication, each of which could develop in the future into a compelling market segment for us. A primary example of a potential opportunity outside of our targeted market segments is within health care, for which a non-transferable form of identification, on which an individual’s personal details, health records, and insurance or similar social-security data is encrypted and stored, addresses an important need for both providers and patients for immediate, secure access to necessary information. We have investigated, and will continue to investigate, such opportunities for new use cases, but our limited resources currently inhibit our ability to adequately support such activities.

The market segments we currently target are not subject to seasonal shifts in demand.

Demand Drivers

Demand for fingerprint authentication in our targeted market segments starts with the evolving needs of the end-users. Across all smart card market segments, demand drivers for our solutions at the consumer level uniformly include the following “ease of use” requirements: convenient enrolment; fast, convenient transactions; and accuracy and security of transactions.

With the onset of the COVID-19 pandemic, hygienic, touch-free transactions became an important demand driver for end-users, particularly within the financial payments market segment. Given evidence of a substantial shift toward contactless transactions, the Smart Payment Association in December 2021 concluded that “tap and go” transactions, whether using smart cards or mobile phone applications, had become the preferred payment option for all age groups. This trend continued in 2022.

The shift toward contactless transactions is evidenced by ABI Research estimates of worldwide shipments of dual-interface cards for financial payments, which represented over 80% of the 3.1 billion smart cards shipped in 2022. ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022. However, contactless smart card transactions generally are limited by financial institutions

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

and payment processing networks to small value transactions, given the absence of a second authentication factor, such as a user-entered PIN.

Another contributor to end-user satisfaction, in our opinion, is a desire to reduce abstract uncertainties and perceptions of risk associated with fraud, identity theft, and other information security risks. Cybersecurity events have become frequent and high profile, and public opinion surveys indicate that consumers are aware of biometric authentication solutions and are willing to adopt such solutions to offset their concerns. According to a 2020 Gallup survey, respondents reported that identify theft and loss of personal information were their greatest concerns, by more than a two-to-one margin over other forms of crime.

Mobile devices (e.g., cell phones) are considered particularly vulnerable to a wide variety of security threats, primarily because they are connected to public networks. According to recently published research by a provider of fraud prevention solutions, mobile devices account for greater than 60% of reported digital fraud, with mobile digital wallets, cryptocurrency applications, and payment services applications experiencing significant increases in fraudulent transactions.

Bridging consumer preference for contactless transactions and ease of use requirements is a demand driver shared with the issuers of smart cards: the elimination of the password or PIN as an authentication factor. Long established as the “what you know” element of two- or multi-factor authentication (“MFA”), MFA has become a core component of a security-conscious organization’s IAM policy and procedures, increasing security and user confidence, while lowering risks and costs of access to, or usage of, a secured device, a secured network or online application, or a secured facility. Despite their prevalent use, passwords and PINs are acknowledged as now as a burden, cost, and source of risk for end-users and organizations relying on them. Passwords and PINs frequently are forgotten and must be replaced or reinstated. Entering passwords and PINs can inconveniently slow the MFA process, impacting user experience, particularly when making a purchase with a credit or debit card, causing such delays to be a concern for end-users, merchants, issuers, and transaction processors. Also, the vulnerabilities of MFA using passwords or PINs to phishing and other social engineering techniques are well-known and associated with costly and disruptive data breaches.

A consequence of the shift to contactless transactions has been the imposition of transaction value limits on end-users, who are required to enter a PIN at the point-of-sale when a purchase exceeds a threshold value. In response to end-user preferences, financial institutions and transaction processing networks have raised these threshold values, but doing so increases risk of loss, increases the volume and costs of charge-backs to merchants, and taxes the fraud detection and prevention systems of issuers and transaction processing networks. Contactless biometric cards enable offer a convenient tap and go experience for users with higher security than PIN transactions. Therefore, enabling a contactless payment experience with no threshold on transaction value.

Fingerprint authentication represents a compelling security solution for smart cards, particularly in the financial payments market segment, as a fingerprint, unlike a password or PIN, cannot be lost, forgotten, transferred, stolen, or easily compromised. Fingerprint authentication:

•
meets end-user requirements for convenience and ease of use;
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addresses end-user concerns about biometric information collection and storage, as the fingerprint template never leaves the smart card;
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addresses end-user concerns about transaction security risks;
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provides a secure alternative to vulnerable mobile devices for payments and financial transactions;
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enables contactless transactions, while eliminating passwords, PINs, and limits on transaction value; and
•
maintains the higher security level of MFA, while efficiently combining two authentication factors (“what you have” and “what you are”).

Fingerprint authentication demand drivers for issuers and transaction processors include:

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maintaining the superior fraud protection of MFA, while improving end-user experience;
•
given the improved end-user experience, the possibility of higher frequency card usage (i.e., the “top of wallet” effect), thereby increasing transaction-based revenue;
•
increased differentiation for their smart card offerings and brands, potentially improving customer retention and customer acquisition rates;
•
addition of tangible value, potentially supporting new or higher fees for a premium card offering; and

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

•
minimal investment in infrastructure to support fingerprint authentication:
•
no modification of existing protocols for encrypted communications and transactions;
•
existing contactless point-of-sale terminals seamlessly process such transactions; and
•
limited modifications to back-end transaction processing.

For smart card issuers and transaction processors in the EU, fingerprint authentication satisfies the revised Stronger Customer Authentication requirements for two-factor authentication under the Second Payment Services Directive, or PSD2.

Many of these demand drivers are applicable to the Digital Access and Digital Currency Storage market segments we target. Ease of use considerations are important for end-users, and the efficiencies of fingerprint authentication as an alternative to passwords and PINs in MFA applications are compelling to end-users and organizations relying on MFA. Given the different characteristics and development stages of these market segments, however, our experience has been that demand drivers are frequently very specific to individual customers.

Advantages of Our Fingerprint Authentication Solution for Smart Card Manufacturers

We believe the historically high cost of manufacturing smart cards with fingerprint authentication has impeded their adoption. In response, we have focused on reducing the upfront cost of our products to smart card manufacturers, while developing a value proposition emphasizing our differentiated approach to addressing multiple customer needs. Our approach to providing fingerprint authentication solutions is to contribute to a comprehensive design and bill of materials that should significantly reduce development and manufacturing costs, while accelerating time to market.

Our TrustedBio module, integrating a low-cost polymer sensor and advanced biometric processing circuitry, has been designed to be cost-competitive with alternative solutions, while delivering high levels of accuracy, reliability, and power efficiency. The TrustedBio module has been designed to provide smart card manufacturers numerous advantages, including the ability to design a smart card optimized for cost and performance objectives by:

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utilizing a general-purpose SE, thereby reducing component costs and increasing design flexibility;
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eliminating the need for separate microcontrollers for biometric processing or power management, reducing component costs, integration challenges, layout complexity, and manufacturing risks;
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offering a large, yet flexible, sensor surface, enabling superior image capture, processing, and matching performance, improving user experience;
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providing design flexibility (e.g., our matching algorithms can operate entirely on the SE, or be partitioned to also operate on the ASIC within our TrustedBio module, maximizing resource efficiency and system performance).

We have developed and are marketing a certified payment card solution integrating our TrustedBio module with the SLC38 security controller from Infineon Technologies, thereby allowing our manufacturing customers to further minimize their own integration costs and improve manufacturing yields (through reduced design complexity), while accelerating their time-to-market.

For this certified payment card solution:

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with a leading smart card module supplier, we developed a custom EMV module with an SLC38;
•
the SLC38 can include our proprietary card operating system, substantially reducing software development time and costs;
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with a leading inlay vendor, we have developed an optimized, cost-effective card inlay, consisting of a card antenna and connective circuits, reducing customer design and procurement costs; and
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with a leading production equipment vendor, we have optimized the vendor’s tooling and process management software, thereby facilitating for a customer rapid creation of manufacturing capacity delivering increased card production volume and lower yield losses.

Card manufacturers can choose this complete solution which is pre-certified by Visa and Mastercard thereby eliminating the time and expense of the certification process. Alternatively, manufacturers can utilize subcomponents of the solution as they see fit to maximize their own contribution to the value chain.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

We also have valuable relationships with standards bodies and leading global payment processors, which provide the necessary certifications for a new financial payment card design before that design can be released for production. We have had our fingerprint authentication solutions incorporated into smart card designs approved by Mastercard, VISA, and China UnionPay. We also were the first biometric vendor to have passed a development site security evaluation performed by EMV.

Given our breadth of experience and core competencies, as well as the breadth of our collaborative relationships with vendors across the smart card supply chain, we add value well beyond that associated with the cost of our products. We believe many customers in the market segments we target could benefit from the comprehensive, systems engineering element of our value proposition, as only a few global card manufacturers currently have the depth of resources and experience to develop a fingerprint authentication solution on an expedited timeline. Design of a smart card incorporating fingerprint authentication can be challenging, as the interaction among the fingerprint sensor, the smart card electronics, and the environment is complex, particularly given the limitations on power, processing capacity, and form factor, and the stringent requirements for response time and accuracy.

Potential Size and Growth Rates of Targeted Market Segments

Within the financial payment market segment, we consider the annual volume of dual-interface smart cards shipped to be a reasonable approximation of our addressable market opportunity. Because approximately 20% of worldwide point-of-sale terminals and related reader infrastructure are contact-only, and because a dual-interface capability allows for a transaction to occur when contactless functionality is not available, end-users and issuers prefer dual-interface cards. Significant demand drivers are the increasing preference by end-users for contactless payments and the desire of both end-users and issuers and transaction payment processors to replace passwords and PINs with fingerprint authentication, thereby efficiently combining two authentication factors into one device. As such, we believe a reasonable and appropriate measurement of our strategic progress in the financial payment market segment is the rate at which our fingerprint authentication solutions are incorporated into the annual volume of dual-interface smart cards shipped. ABI Research refers to this measurement as the “penetration rate.”

According to ABI Research (February 2023), worldwide shipments of dual-interface smart cards, enabling contactless transactions, totaled 2.4 billion units for 2022, representing a record 79% of total smart card shipments. This annual shipment volume of dual-interface smart cards is expected to expand to 3.1 billion units by 2027, representing a five-year CAGR of 5.2%.

ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022, forecasting growth for the next five years at a compound annual rate exceeding 21%.

While we believe dual-interface card volumes represent an approximation of our addressable market for payment cards, we expect that the adoption rate for biometric payment cards will be faster than the historical rate of adoption for contactless payments.

According to the Smart Payment Association, contactless smart cards transaction volume took approximately six years to reach 15% of total transaction volume at the point-of-sale. According to Mastercard, that total today has reached 50%. Contactless capabilities (e.g., NFC) were introduced in parallel with the introduction of the SE-enabled smart card in 2004. Prior to that introduction, payment card transactions utilized cards with end-user account information stored on a strip of exposed magnetic tape (the “mag stripe”). Both contact-only and contactless transaction volumes were inhibited for the following decade by the slow pace at which merchants upgraded point-of-sale infrastructure. Several events contributed to rapid shift in smart card transactions toward contactless volumes during the latter half of the last decade, including mandates by major transaction processing networks requiring the installation by merchants of point-of-sale systems capable of accepting contactless payments. The most recent driver of contactless volume has been the onset of the COVID-19 pandemic, which significantly changed consumer behavior. The Smart Payment Association in December 2021 concluded that “tap and go” transactions, whether using smart cards or mobile phone applications, had become the preferred payment option for all age groups.

Fingerprint authentication adoption is not inhibited by the challenges faced by contactless transaction methods when they were introduced. Today, contactless-capable point-of-sale infrastructure, as a percentage of total infrastructure, varies from approximately 50% to 90% by region globally, with expectations for that figure to continue higher, driven by consumer demand for contactless smart card and mobile device transactions. Also, the major transaction processing networks, aligned with EMV in support of fingerprint authentication, have facilitated streamlined integration of match-on-card fingerprint authentication at the point-of-sale. Fingerprint

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

authentication occurs within the processing capabilities of the smart card, with the matching algorithm determining if the presented fingerprint template matches the template stored in the memory of the Secure Element. All user information, including the stored template, is encrypted within the smart card and never leaves the smart card at any time. A data element indicating the transaction originated with a smart card incorporating fingerprint authentication is the only additional information communicated to the point-of-sale reader.

Deployment of smart cards with fingerprint authentication has been limited to date, with numerous program trials of various volumes since 2018. In 2021, one major bank in Europe launched a full-scale commercial launch, using a competitor’s silicon image sensor. As of December 31, 2022, we are aware of 9 banks who have launched biometric payment card programs involving the use of our fingerprint authentication solutions through our partnerships with IDEMIA France SAS and Zwipe AS. Since we announced in July 2021, with Infineon Technologies, a reference design based on an integration of our TrustedBio fingerprint authentication module with their SLC38 secure controller, we have secured 11 important design wins with smart card manufacturers, each of which we believe could be in mass production by the end of 2023. Based on these announcements and design wins, we believe the financial payment market segment is in the early-adopter stage, characterized by visionaries who are willing to accept a degree of risk for the opportunity to lead in their own markets.

With an expanding list of customer design wins and announced bank launches we are now better able to create bottom-up product forecasts to manage our supply chain. For overall market forecasting, we utilize a modified version of the framework published by ABI Research for assessing the types of deployments expected to be associated with an issuer’s introduction of smart cards incorporating fingerprint authentication to its customers:

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Stage 1: an initial trial, consisting of several hundred smart cards, generally distributed to a controlled group within the issuer, intended as “proof of concept” and used to assess systems requirements. Our experience has been that a Stage 1 trial is generally for less than 90 days.
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Stage 2: an expanded pilot, consisting of several thousand smart cards, more broadly distributed to a targeted cohort of users, and intended to identify deployment risks and evaluate usage patterns. We anticipate many of the 20 announced programs of which we are aware are Stage 2 deployments.
•
Stage 3: an initial commercial launch, consisting of multiple, phased deployments of tens of thousands of smart cards over six to 12 months, supported by consumer education and high-touch marketing initiatives. A Stage 3 deployment may be a distinct program, for example, targeting an exclusive customer cohort with a premium service level, or it may be a preparatory deployment in anticipation of a full commercial launch.
•
Stage 4: a full commercial launch, also consisting of multiple, phased deployments, but of hundreds of thousands of smart cards, over an extended period, with broad marketing support highlighting the program as a mature element of the issuer’s product portfolio.

Based on our own research and estimates independently developed by biometric industry analysts and securities analysts covering the Company and its competitors, we have developed, using this four-stage framework, multiple scenarios for the “penetration rate” (i.e., the percentage of annual shipments of dual-interface smart cards represented by smart cards incorporating fingerprint authentication) we might achieve over the five-year forecast period. All of these scenarios are characterized by single-digit rates of penetration over the first three years, reflecting our assumptions regarding the number and sequencing of trials, pilots, and launches for which our customers, the smart card manufacturers, are supplying smart cards incorporating our fingerprint authentication solutions. Our scenarios’ revenue levels markedly diverge, beginning in year four, based on our assumptions regarding our ability over the preceding three years to “cross the chasm” of technology adoption. Based on our recent accomplishments, we are confident we can reduce costs, improve our solutions, and, through development of innovative, complementary software, notably addressing scalable, low-cost enrolment solutions, deliver a compelling fingerprint authentication solution to mainstream, high-volume customers. If we successfully reach the mainstream of the financial payment market segment, our potential long-term growth could be substantial.

The digital access market segment we are targeting shares certain characteristics with the financial payment market segment, but we estimate it to be far smaller. As is the case with the financial payment market segment, we believe the annual unit volume of smart cards shipped for access control applications is a reasonable approximation of our addressable market opportunity. Based on ABI Research estimates in Biometrics Payment Cards Development, Project and Market Opportunities (April 2022), the annual unit volume is expected to be between 41 million and 254 million units by 2026.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

As is the case with the financial payment market segment, we also believe measurement of our strategic progress in the digital acess market segment could be based on the rate at which our fingerprint authentication solutions are incorporated into the annual volume of smart cards shipped. However, given the characteristics of the broader access control market and the varying nature of our customer engagements to date, our revenue forecasting based on such penetration assumptions is less certain. We have achieved success with a high-profile customer with which we developed a customized network authentication solution for that customer’s own consumption. In 2021, we secured a design win for a government identification card with digital authorization features, and we also have multiple design wins for digital access solutions with smart card manufacturers. Currently, estimating any penetration rate for the digital access market segment is difficult and unreliable.

Within the digital currency storage market segment, which is very early in its development, accurately estimating the size and growth rate of our opportunity is difficult. We have experienced encouraging success in developing customized solutions with a small number of early innovators. Based on this limited experience, and our assessment of the opportunity, we believe the market segment has the potential to develop into a meaningful contributor to our revenue.

Competition

We compete worldwide with many companies offering identification and authentication solutions, and some of these companies have substantially greater financial, engineering, marketing and sales, customer support, and other resources than we do. We compete directly with other companies providing biometric sensors and solutions, including our principal competitors, Fingerprint Cards AB and NEXT Biometrics ASA. On January 25, 2022, Samsung Electronics, a global leader in semiconductors, introduced a device integrating a fingerprint sensor, secure element, and a microprocessor. The device is targeted at the same market segments and applications as our TrustedBio solution. While we have yet to encounter Samsung in the market segments we are targeting, nor can we predict when we will, we consider Samsung’s announcement to be a confirmation of our own positive view of the business opportunity for fingerprint authentication in applications using smart cards.

The principal competitive factors upon which we compete include breadth of solution, engineering and manufacturing support, solution performance (i.e., accuracy, ease of use, power consumption, reliability, and transaction speed), and total cost of ownership. We maintain our ability to compete effectively primarily through our engineering activities and the ongoing development of new and enhanced technologies, methods, and processes.

We also may face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers and partners are also potential competitors. These customers may internally develop or acquire competitive technologies or comparable products, which may cause them to reduce or end their purchases of our products.

Research and Development

Our research and development activities are conducted primarily in the United Kingdom and the United States. As of December 31, 2022, we had an engineering staff of 64 employees and six individual contractors, representing approximately 70% of our staff. As of December 31, 2021, the numbers were 77 employees and eight contractors, and 77% of the staff. While we maintain a high level of development activities, we have made a moderate shift of resources to our commercialization activities.

Innovation through research and development is critical for us to remain competitive and to help our customers maintain cost and performance leadership. Our technology roadmap includes:

•
further reduction of system costs through optimized architecture and integration;
•
continuous solution performance improvements through enhancing sensor and ASIC designs;
•
further refinement and enhancement of our scanning, feature extraction, and matching algorithms;
•
development of compelling software to complement our solution strategy, including innovative software-only enrolment solutions and card-not-present applications; and
•
developing and integrating technologies (e.g., displays) for use in next-generation smart cards.

Manufacturing and Supply Chain

Our fabless operational strategy is to maximize efficiency and cost competitiveness by designing our products using industry standard design processes, incorporating verified high-volume components and

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

materials, and utilizing established manufacturing processes. In support of the anticipated demand for our solutions, we have established a supply chain capable of satisfying forecast demand. We currently utilize external partners for the fabrication, assembly, and testing of our products. We believe this strategy provides the best combination of performance, cost, and feature attributes necessary for our products.

We develop the production test solutions for use by our assembly and test partners. In addition, to accelerate the development of future mass production test solutions for our products, we have invested in sophisticated test equipment at our facility in Rochester, New York. Production test routines are fully verified in-house, prior to installation on production lines at our partners’ facilities, reducing cycle time, engineering support, and costs.

Our selected manufacturing partners for sensor production are Amkor Technology, Inc. and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test services. TSMC, one of the leading semiconductor manufacturers in the world, is our partner for ASIC wafer production. The TSMC relationship gives us access to the newest and most competitive silicon manufacturing processes and geometries, while providing the capacity and cost structure to serve high volume opportunities. The TSMC facility producing our semiconductor wafers is located in China, which exposes us to risk associated with international trade policy, tariffs, and related policy matters, all of which are outside of our influence or control.

We select our manufacturing partners based on a comprehensive supplier capability analysis, in order to meet the high quality and reliability standards required of our products. Our engineers and supply chain personnel work closely with manufacturing and supply chain partners to increase yield, reduce manufacturing costs, improve product quality, and ensure component sourcing strategies are in place to support our manufacturing needs.

We believe our fabless manufacturing model enables us to focus our resources and expertise on the design, development, sales, marketing and support of our products. We also believe this manufacturing model provides us the flexibility required to quickly respond to new market opportunities and shifts in customer demand. It also simplifies the scope of our operations and administrative processes and significantly reduces our working capital requirements.

Intellectual Property

Our intellectual property rights cover individual inventions and complete biometric systems ranging from measurement principles, algorithms, sensor design, and system solutions. Our extensive intellectual property portfolio, leveraging 175 patents awarded and 62 patents pending, across applicable jurisdictions worldwide (as of December 31, 2022), is a critical enabler of our strategy and competitive positioning. We maintain a program designed to identify technology appropriate for patent and trade secret protection, and we file patent applications in the United States and certain other countries for inventions we consider significant. We continuously seek to protect aspects of our technology that provide significant competitive advantage.

Although our business is not materially dependent upon any one intellectual property right, our intellectual property rights and the products made and sold under them, taken as a whole, are a significant element of our business and our ability to compete. We rely on patents, trademark and copyright laws, trade secret protection efforts, contractual terms, and confidentiality agreements to protect our intellectual property rights. In addition, we require employees and consultants to execute appropriate non-disclosure and proprietary rights agreements. These agreements acknowledge our exclusive ownership of intellectual property developed for, and by, us, requiring confidential treatment of all proprietary information.

In addition to patents, we also possess other forms of intellectual property rights, including trademarks, know-how, trade secrets, design rights and copyrights. We control access to and use of our software, technology, and other proprietary information. Our software is protected by the copyright, patent, and trade secret laws of appropriate jurisdictions. Despite our efforts to protect our software, technology, and other proprietary information, unauthorized parties may copy or otherwise obtain and use our software, technology, and other proprietary information. In addition, as we further expand our international operations and markets, effective patent, copyright, trademark and trade secret protections may not be available, may be limited, or may not be enforceable in certain foreign countries.

Companies in the markets in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. As we become more successful, we believe it is likely that competitors will attempt to develop products similar to ours, which may infringe our intellectual property rights. It also is possible competitors or other third parties will claim our products infringe on their

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

intellectual property rights. Successful adjudication of claims of infringement by a third-party could result in: injunctions that could prevent us from selling some of our products in certain markets; penalties, settlements, or judgements that require payment of royalties or financial damages; and settlements or judgements requiring us to develop non-infringing products at significant expense. We cannot provide assurance we will not be accused of infringing any third-party intellectual property rights at any time in the future.

The wordmark “IDEX,” the IDEX logo, and the brand name TrustedBio are registered trademarks of, and owned by, IDEX Biometrics ASA.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Our competitive positioning has been, and is, based on continuous advances in technologies, innovations in design, and achievements in performance, enabled by our focus on research and development. After the commoditization (and subsequent competitive consolidation) of the mobile device market in the latter half of the last decade, IDEX undertook a strategic pivot toward applications for which our differentiated characteristics could provide demonstrable and sustainable competitive advantages, reducing our exposure to commoditization. Our focus today is on incorporating fingerprint authentication into smart cards, which present the challenging form factors, demanding performance requirements, and extreme power limitations for which our solutions are ideally suited.

IDEX has established customer relationships with innovators and early adopters sharing our vision for the potential of fingerprint authentication in smart card applications, and, over the last three years, we have experienced increasing strategic momentum, successfully attracting new customers and increasing our revenue for ten consecutive quarters up to June 30, 2022. In the second half of 2022, shipments were limited by supply chain delays and component shortage. Revenue in 2022 increased 44% from 2021.

Since we released a reference design integrating our TrustedBio fingerprint authentication module and the SLC38, the latest SE from Infineon Technologies, we have marketed this reference design to smart card manufacturers. By the end of 2022, we had 12 design wins (i.e., contractual commitments) for this reference design with smart card manufacturers worldwide and anticipate these designs could be in full production by the end of 2023.

Customer order volume accelerated across 2022 from both existing customers and, notably, new customers adopting the TrustedBio—SLC38 reference design. Our backlog, consisting of confirmed customer orders scheduled for delivery within the following 12 months (and amounts, if any, of deferred revenue scheduled for recognition during the period), totaled $3.3 million, $2.5 million and $1.7 million as of December 31, 2022, 2021, and 2020, respectively.

IDEX recorded revenue of $4.1 million for 2022, compared to $2.8 million for 2021, and $1.1 million for 2020. Product revenue, as a percentage of total revenue, represented 95.0%, 99.9 % and 92.5 % for 2022, 2021, and 2020, respectively. Revenue associated with our early-adopting customer in the digital access market segment, inclusive of services revenue associated with product development, represented 48.2%, 85.4%, and 89.7% of our total revenue for 2022, 2021, and 2020, respectively. We began to ship production volumes of our TrustedBio solution in 2021 and experienced significant growth in 2022, and expect such volumes to represent an increasing percentage of total revenue in the future.

We do not own or operate capital-intensive manufacturing facilities, but operate as a fabless manufacturer, outsourcing manufacturing and product assembly activities. We currently rely on TSMC, the leading producer of semiconductor wafers, as the sole source of wafers for our proprietary ASICs. We also rely on a limited number of providers of semiconductor packaging, design, and test services, including Amkor Technology, Inc., and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test services. Like many other companies in the electronics markets we experienced some disruptions in the supply chain which restricted our revenue in the second half of 2022. We have ordered, and may continue to order, relatively high values of raw materials and carry relatively large quantities of finished goods with the aim that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, we do not believe the quantities of inventory represent, for the foreseeable future, a material risk to our financial position.

Due to inflationary pressures, primarily in the semiconductor supply chain, we expect our costs and expenses likely will increase, which could negatively influence cash flow and profitability, even if we are able to

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

significantly increase our revenue. Given our fabless model, our manufacturing costs for the products we currently sell are most influenced by the discounts our vendors offer for sustained, high-volume production orders. We may not achieve the necessary volume of production orders to obtain advantageous pricing for the manufacture of our current products. Also, we may not be able to pass on increased costs to customers by increasing the prices of our products.

Variable costs are associated primarily with cost of materials, net of inventory change. Our operating cost structure is largely fixed, reflecting our business model and strategic focus on research and development. Because we believe the Company’s leadership in fingerprint authentication technologies is an important competitive differentiator, we intend to maintain research and development activities to maintain this leadership.

We utilize a direct sales force and have customers around the world. At the present time, we do not sell our products through stocking distributors. Given the early-stage characteristics of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our marketing and sales staff in 2021 and increased our marketing spending in 2022.

As a Norwegian public company, with Ordinary Shares listed on the Oslo Børs, and an SEC registrant, with ADSs listed on Nasdaq Capital Markets, we are required to comply with two sets of applicable laws, rules, and regulations. From time to time, this may result in a complex compliance framework, with the consequence being higher costs associated with analysis of dual legal regimes, ongoing revisions to disclosure requirements, and adherence to different governance practices. We devote a substantial amount of time to compliance, which has increased our legal and accounting costs. These compliance costs and commitments of management time likely will continue to expand.

Our largest expenses are associated with personnel costs, including salaries, variable, performance-based compensation, sales commissions, benefits, and charges for the recognition of share-based compensation costs. Our total staff, consisting of employees and individual contractors located in countries in which we do not have operations, totaled 99, 111, and 102 as of December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, 16 were assigned to our head office in Oslo, 42 were assigned to our two offices in the United States, 36 were assigned to our office in the United Kingdom, and five were assigned to our offices in China. We expect to maintain a stable staff level during 2023, but there may be shifts from engineering to marketing and sales.

We anticipate our profitability could improve as revenue increases, as our forecasts for operating expenses are based on our assumed ability to increase revenue without proportional increases in our operating cost structure. However, because of the uncertainties associated with accurately forecasting revenue levels, inventory planning, and achieving operational economies of scale, we cannot predict whether, or when, we might achieve profitability.

Impact of COVID-19

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in our development projects or material operating cost increases due to COVID-19. However, the pandemic did cause certain, short-term delays of projects in 2021, and 2022.

Disruption of supply chains, and significant price increases, particularly the semiconductor supply chain, have been attributed to the pandemic. We did experience some supply chain disruptions during 2022, and operational planning and management of inventory levels were challenging, given uncertainties associated with vendor capacity availability and allocations to us of such capacity. Because we expect such uncertainties may continue through 2023, we may place orders for, and hold balances of, inventory at higher levels than would be expected if such uncertainties did not exist.

We believe the pandemic has had an adverse influence on the timing of activities of smart card manufacturers and issuers, including delaying product development and the initiation of trials and pilots involving smart cards incorporating our fingerprint authentication solutions.

The full impact of COVID-19 on the Company’s business, results of operations, and financial condition may depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted. The Company will continue to monitor the evolving situation and will assess the relevant implications for its consolidated financial statements. Should governments in the countries in which IDEX Biometrics, its suppliers or customers operate reimpose restrictions on interpersonal contact, workplace access, and travel, IDEX

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Biometrics may experience reduced productivity, customers and potential customers may delay orders, or there may be disruptions in the supply chain.

Operating Results

The following table summarizes the results of our operations for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
($000s)	2022	2021	2020	2022-2021 Change	2021-2020 Change
Revenue:
Product	$3,889	$2,837	$1,013	37%	180%
Service	203	3	82	6654%	(96)%
Total revenue	4,091	2,840	1,095	44%	159%
Operating expenses:
Cost of materials, net of inventory change	3,244	1,254	275	159%	356%
Compensation and benefits	19,213	21,107	17,672	(9)%	19%
Research and development	3,250	2,680	1,895	21%	41%
Other operating expenses	8,402	7,347	5,936	14%	24%
Amortization and depreciation	1,352	1,802	1,719	(25)%	5%
Total operating expenses	35,460	34,190	27,497	4%	24%
Loss from operations	(31,369)	(31,350)	(26,402)	0%	19%
Finance income	97	11	26	781%	(58)%
Finance cost	(1,425)	(1,123)	(477)	27%	135%
Loss before tax	(32,698)	(32,462)	(26,853)	1%	21%
Income tax expense (benefit)	(36)	90	(99)	(140)%	(191)%
Net loss for the year	$(32,662)	$(32,552)	$(26,754)	0%	22%

Revenue

Revenue for the year ended December 31, 2022, was $4.1 million, consisting of $3.9 million of revenue from product sales and $0.2 million from services. The increase in product sales of $1.1 million from 2021 to 2022, representing an annual increase of 37%, is associated with significant growth in sales to customers in the card market, while sales to the customized digital access solution were lower than in the previous year. Service revenue is a minor element of customer engagement. Our two largest customers represented 48% and 25%, respectively, of total revenue for the year.

We expect shipments of our TrustedBio modules will expand through 2023, based on our backlog and our current forecast for additional orders, production lead times, and shipments. Such shipments are expected to contribute to important diversification of our customer base. We expect that shipments of our customized digital access solution may decline in 2023.

Revenue for the year ended December 31, 2021, was $2.8 million consisting of $2.8 million of revenue from product sales, and negligible amount of revenue from services, associated with the completion of development of a customized digital access solution to an existing customer. As such, this single customer represented approximately 85% of our revenue for 2021. Our second largest customer represented approximately 9% of total revenue for the year.

Revenue for the year ended December 31, 2020, was $1.1 million, consisting of $1.0 million of revenue from product sales, and $0.1 million of revenue from services associated with the development of the customized digital access solution for the customer referenced above. Revenue from this customer represented approximately 81% of our revenue for 2020. Our second largest customer represented approximately 4% of total revenue for the year.

We categorize origin of revenue based on the billing addresses of our deliveries. Certain customers may request delivery to other countries than the customer's domicile. Customers' contract manufacturers may place orders with us under the terms of the customer's contract. We are potentially exposed to the risks associated with the countries to which delivery is requested and in countries where the contract manufacturers are domiciled (e.g., risks associated with customs delays and other logistical delays).

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Cost of materials, net of inventory change

Cost of materials, net of inventory change, rose 159% from 2021 to 2022, to $3.2 million, reflecting the 37% increase for the year in product revenue and also the product mix. For 2021, the figure was $1.3 million, a sequential increase of 356%, reflecting a 180% increase for the year in product revenue. For 2020, services represented 7% of total revenue, in 2021, almost nil, and in 2022, 5% of revenue. Because we present our Consolidated Financial Statements reflecting the nature of expenses, the costs of personnel delivering engineering services associated with services revenue are not included in Cost of materials, net of inventory change.

Certain costs typically associated with manufacturing and manufacturing overhead, such as personnel costs and depreciation charges, are excluded from Cost of materials, net of inventory change, given the presentation of operating expenses based on the nature of expenses rather than by function. These excluded costs have not been material to date. Pursuant to IAS 1 and our presentation of operating expenses based on the nature of expenses, we do not present in our Consolidated Statements of Profit and Loss a line representing “gross margin,” reflecting the subtraction of Cost of materials, net of inventory change, from Revenue. We assess product-level profitability by calculating a proxy gross margin based on subtraction of Cost of materials, net of inventory change, from revenue derived from product sales. Under IFRS, the gross margin and ratio figures are alternative performance measures (“APMs”), as they are not defined in IFRS. We believe these figures are useful indicators of our performance. We also believe these figures are consistent with IFRS, as no adjustments to other IFRS-defined figures have been made, and their use in no way represents pro forma presentation of non-IFRS figures in our Consolidated Financial Statements. For 2022, such a product gross margin to product revenue was 17% . For 2021, and 2020, the product gross margins were 56% and 73% respectively. The declining gross margin ratios reflect sequentially higher shipment volumes and shifts in product mix. In 2022, the margin was additionally adversely impacted by several factors: higher component prices have not yet been passed on to customers, manufacturing costs have not yet achieved high-volume level, and a write-off of inventory of a discontinued product.

Compensation and benefits

Compensation and benefits expenses include, for all departments and activities, the following employee-related expenses: salaries, variable, performance-based compensation, sales commissions, benefits, and charges for the recognition of share-based compensation costs.

Compensation and benefits expenses for the year ended December 31, 2022, were $19.2 million, as compared to $21.1 million for the year ended December 31, 2021, a decrease of $1.9 million or minus 9%, reflecting a reduction in number of employees, and a lower level of share-based compensation costs.

Such expenses for the year ended December 31, 2021, were $21.1 million, as compared to $17.7 million for the year ended December 31, 2020, an increase of $3.4 million, or 19%. The increase was due to a higher number of employees, customary merit-based salary increases, and increased levels of share-based compensation costs. Additionally, salary expenses for 2020 reflected a temporary reduction of salaries for approximately one quarter of the year, implemented in response to the COVID-19 pandemic.

The year-end numbers of employees for 2022, 2021, and 2020 were 82, 93, and 90, respectively, reflecting staff reductions and attrition in engineering during the three years and the expansion of our marketing and sales team during 2021 and 2022. We expect staffing levels through 2023 will not change notably, as we anticipate any incremental hiring for specific needs will be offset by attrition.

For more information regarding compensation and the composition of our staff, see Footnote 4 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report.

Research and development

Research and development expenses are presented on a net basis, reflecting the reduction of gross expenses through application of grants approved, if any. As described, we regularly apply for and receive grants under government programs, in Norway and the United Kingdom, supporting research and development activities.

For the year ended December 31, 2022, research and development expenses were $3.2 million, reflecting gross expenses of $4.0 million, offset by government grants of $0.7 million. For the year ended December 31, 2021, research and development expenses were $2.7 million, reflecting gross expenses of $3.4 million, offset by

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

government grants of $0.7 million. For the year ended December 31, 2020, research and development expenses were $1.9 million, reflecting gross expenses of $4.2 million, offset by government grants of $2.3 million.

Research and development expenses include the cost of individual contractors assigned to engineering roles. As of December 31, 2022, December 31, 2021, and December 31, 2020, compensation for six, eight, and six individual contractors, respectively, were included in Research and development expenses.

The variations in gross research and development costs between the years reflect primarily the use of third-party service providers for outsourced engineering activities, particularly related to ASIC development and initiation of fabrication. Variances in the values of government grants approved reflect the timing of our applications and when we are notified of approvals. During the first quarter of 2020, we filed claims in the United Kingdom for research and development grants applicable to activities in 2017, 2018, and 2019. As a result, we received $1.5 million of grant funds in 2020, which contributed to the significantly higher level of grant value for that year.

For 2023, we have focused our research and development activities on a narrower range of priorities associated with near-term product introduction objectives. Going forward we expect gross expenses associated with these activities will be comparable to gross expenses incurred in 2022. Similarly, we expect government grant funding for 2023 will be approximately the same as received in 2022.

Other operating expenses

As described above, expenses in this category consist of costs associated with our marketing and sales activities and costs associated with administrative activities.

Other operating expenses for the year ended December 31, 2022, were $8.4 million, as compared to $7.3 million for the year ended December 31, 2021, an increase of $1.1 million or 14%. Other operating expenses for the year ended December 31, 2021, were $7.3 million, as compared to $5.9 million for the year ended December 31, 2020, an increase of $1.4 million, or 24%.

The expansion of our marketing and sales staff in 2021 and higher activity level in 2022 has contributed to the increase in Other operating expenses. The costs of individual contractors assigned to such roles are included in marketing and sales expenses. The number of individual contractors in marketing and sales roles expanded to nine as of December 31, 2022, up from five at the end of 2020. Due to the restrictions associated with the COVID-19 pandemic, travel and related customer engagement costs in 2021 remained significantly below pre-pandemic level, partially offsetting other increases.

Other operating expenses increased significantly from 2020 to 2021 and into 2022 also because of higher professional services fees associated with the Company’s listing of ADSs on the Nasdaq during the first quarter of 2021, as well as the related expanded scope of regulatory compliance and investor relations. Expanded liability insurance coverage for our Directors and Executive Officers caused insurance costs to rise significantly from 2020 to the following years.

While we seek to identify opportunities to reduce our use of outside providers of professional services, we rely on the expertise of such providers given our dual listing of Ordinary Shares and ADSs and the resulting exposure to the complex legal and regulatory requirements of Norway and the United States. If we increase our revenue as we currently anticipate, these expenses should decline as a percentage of revenue, but we do not expect an absolute decline in these expenses for the foreseeable future.

Finance income and Finance cost

As described above, Finance income generally includes interest received on bank balances, the net gain associated with aggregated foreign exchange translation adjustments for the period, and upward revisions, if any, to provisions, reserves, or the recorded fair values of financial assets or liabilities. Finance cost generally includes interest expenses on lease liabilities, interest expenses on VAT obligations, the net loss associated with aggregated foreign exchange translation adjustments for the period, and downward revisions, if any, to provisions, reserves, or the recorded fair values of financial assets or liabilities.

For the year ended December 31, 2022, Finance income totaled $97 thousand, consisting primarily of interest income on our bank deposits. Finance cost for the year, totaled $1.4 million consisting primarily of the net amount of losses associated with foreign exchange translation adjustments.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

In 2021 and 2020, Finance income of $11 thousand and $26 thousand, respectively, consisted primarily of interest income, while Finance cost in those years, $1.1 million and $0.5 million, respectively, were net foreign exchange translation losses.

Income tax expense (benefit)

The provision for income tax presented in the Consolidated Statements of Profit and Loss represents, for the reporting period, the sum of current taxes due and changes in deferred tax. Current taxes due represents the sum of income tax expense (benefit) for each of our taxable entities. Income tax expense (benefit) for each entity is calculated using the income tax rates of the tax jurisdiction in which it operates.

Changes in deferred tax represent the periodic reconciliation of differences between financial reporting values and tax reporting values. The Company does not capitalize any deferred tax asset. Hence, any potential gain from increase in deferred tax asset is not recognized. For further details of tax calculations, see Footnote 6 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report.

For the years ended December 31, 2022, 2021, and 2020, the provision for income tax presented in the Consolidated Statements of Profit and Loss was a benefit of $36 thousand, an expense of $90 thousand and a benefit of $99 thousand. During the years ended December 31, 2022, 2021 and 2020, the parent company did not record or pay income taxes in Norway.

Net loss for the year

Net loss for the years ended December 31, 2022, 2021, and 2020 was $32.7 million, $32.6 million, and $26.8 million, respectively.

On a per share basis for these three years, these losses were $0.03, $0.04, and $0.03 per share, respectively. For the Company, pursuant to IAS 33 Earnings per Share, these loss per share figures are the same on a basic and fully-diluted basis. Because the Company has recorded a loss, loss per share on a fully-diluted basis excludes any Ordinary Shares issuable upon exercise of outstanding subscription rights, as doing so, given the loss, would be anti-dilutive (i.e., reduce loss per share).

For the Company, basic earnings per share is the quotient of the profit or loss for the period divided by the weighted average number of Ordinary Shares outstanding for the period. The weighted average number of Ordinary Shares outstanding during the period is the number of Ordinary Shares outstanding at the beginning of the period, adjusted by the number of Ordinary Shares issued or bought back during the period, multiplied by a time-weighting factor representing the number of days the Ordinary Shares are outstanding as a proportion of the total number of days in the period.

Similarly, for the Company, fully-diluted earnings per share is the quotient of the profit or loss for the period divided by the weighted average number of Ordinary Shares outstanding for the period, but, if profit is recorded for the period, the weighted average number of Ordinary Shares also includes the weighted average number of Ordinary Shares that would be issued upon exercise of vested subscription rights at a share price equal to the Ordinary Share price for the period. Such weight average of dilutive Ordinary Shares shall be calculated on a time-weighting basis, assuming subscription rights vested at the beginning of the period would be exercised at the beginning of the period or, if vesting occurs after the beginning of the period, assuming exercise of subscription rights would occur on the subsequent vesting date.

Liquidity and Capital Resources

Overview

Since our establishment, we have incurred significant operating losses and negative cash flows. We anticipate we will continue to incur operating losses and consume cash through 2023. There is significant doubt about our ability to continue as a going concern. We will require additional funding to defray anticipated future operating losses. Because we intend to continue pursuing our strategy and to rapidly grow our revenue, we anticipate additional capital will be required (i.e., for the funding of increased working capital requirements).

We expect our revenue for 2023 will be higher than the level in 2022. We expect shipments of our TrustedBio modules will expand through 2023, based on our backlog and our current forecast for additional orders, production lead times, and shipments. Maintaining and improving product-level profitability in 2023

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

compared to 2022 will depend on our ability to pass along expected increases in the costs to manufacture, assemble, and test our products.

Compensation and related personnel expenses are our largest costs and we anticipate a decrease in such expenses in 2023 compared to 2022, reflecting the reduction in number of employees in the second half of 2022 and given our expectation of a stable number of employees in 2023. Our research and development spending is expected to continue at its current level through 2023, reflecting ongoing technology and product development, some of which is funded by grants from the governments of Norway and the United Kingdom. Other operating expenses likely will increase modestly in connection with expanded marketing and sales activities, as well as the likelihood of increased travel costs, given reduced restrictions on travel.

On November 16, 2022, we completed a private placement of 150 million Ordinary Shares, with gross proceeds of $15.6 million.

As of December 31, 2022, we had cash and cash equivalents of $16.1 million, representing approximately 56% of total assets.

We have no debt to financial institutions or other lenders. Our ongoing material financing commitments are limited to the lease agreements we entered into associated with our office and lab facilities.

Cash Flows

Pursuant to IAS 7 Statement of Cash Flows, we present our Consolidated Statements of Cash Flow following the indirect method. The following table summarizes the results of our cash flows for the periods presented:

	Year Ended December 31,
($000s)	2022	2021	2020
Net cash used in operating activities	$(31,914)	$(27,533)	$(23,294)
Net cash used in investing activities	(160)	(143)	(232)
Net cash provided by financing activities	14,520	54,148	17,438
Net change in cash and cash equivalents	$(17,555)	$26,472	$(6,088)

Net cash flow used in operating activities

During the year ended December 31, 2022, operating activities consumed cash of $31.9 million, primarily as a consequence of our net loss before tax of $32.7 million, and a net working capital increase of $2.3 million, partially offset by non-cash charges of $4.1 million included in the net loss for the year.

Operating activities during 2021 consumed cash of $27.5 million, primarily as a result of our net loss before tax of $32.5 million and a net working capital decrease of $0.1 million partially offset by non-cash charges of $4.6 million included in net loss for the year.

Operating activities during 2020 consumed cash of $23.3 million primarily as a result of our net loss before tax of $26.9 million and a net working capital increase of $0.5 million, partially offset by non-cash charges of $4.5 million included in net loss for the year.

Net cash flow used in investing activities

During the year ended December 31, 2022, investing activities consumed cash of $160 thousand reflecting the use of $267 thousand for capital expenditures for engineering equipment, partially offset by the receipt of $97 thousand of interest income associated with higher interest rates for the period.

Investing activities during 2021 consumed cash of $143 thousand, reflecting the use of $141 thousand for capital expenditures for engineering equipment.

Investing activities during 2020 consumed cash of $232 thousand, reflecting the use of $152 thousand for capital expenditures for engineering equipment and the use of $181 thousand for the acquisition of certain patents.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Net cash flow provided by financing activities

During the year ended December 31, 2022, share issuance generated net cash of $14.4 million, which included the proceeds from a private placement of Ordinary Shares, as well as proceeds from share issuances associated with our Employee Share Purchase Plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $400 thousand.

Financing activities during 2021 generated cash of $54.1 million, which included the net proceeds from two private placements of Ordinary Shares, as well as proceeds from share issuances associated with our Employee Share Purchase Plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $844 thousand.

Financing activities during 2020 generated cash of $17.4 million, representing net proceeds of $18.0 million from a private placement of Ordinary Shares and proceeds of $731 thousand from share issuances associated with our Employee Share Purchase plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $793 thousand and the final payment of $500 thousand associated with the purchase of intangible assets.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception. While we expect our revenue for 2023 will be higher than the revenue in 2022, we also expect to incur net losses and consume cash for the year. We expect our operating expenses will remain stable as we continue to spend on the development of new products and expanded product features and the development of new customers in our three targeted markets. Additionally, as we have Ordinary Shares listed in Norway and ADSs listed in the United States, we expect we will continue to incur the costs of regulatory compliance.

We do not anticipate an increase in capital expenditures above the level incurred during 2022 and 2021. We also are not planning to acquire intangible assets or have significant investment activities for the foreseeable future.

Our future funding requirements will depend on many factors, including but not limited to:

•
the pace and amount of new production orders placed with us by existing customers and customers with which we have secured design wins;
•
the scope, rate of progress, and costs of our expanded marketing and sales activities;
•
the scope, rate of progress, and costs of our product development activities;
•
our ability to secure manufacturing capacity and address other ongoing supply chain uncertainties;
•
the cost of manufacturing our products and our ability to pass on cost increases to our customers;
•
the cost of developing our software and the timing thereof;
•
the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims; and
•
the costs of retaining existing personnel and hiring additional skilled individuals to support our continued growth.

Among other factors, our history of losses, limited revenue and negative cash flows from operations raise significant doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2022 as to the significant doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue to operate as a going concern. We have been able to raise funds through private placements of shares in the past. During 2022, we raised $15.1 million through private placements. We regularly review all strategic options to fund ongoing operations, research and development projects and working capital needs, including a capital raise. While we have been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future.

Parent Company Financial Statements

The Financial Review above of the consolidated profit and loss statements, as well as the consolidated statements of financial position, largely apply to the parent company itself. The parent company holds all intellectual property rights. It is also the group’s party to all trade relations with manufacturing partners and

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

customers. All revenues and cost of goods sold accrue in the parent company. The subsidiaries provide development services, market facilitation services, supply-chain and administrative services to IDEX Biometrics ASA and do not trade with external customers. The parent company recognizes these services as development expense and other operating expenses. The entities are funded through a combination of equity and intercompany loans or advances, as required.

Only two of the group’s 82 employees are employed in the parent company. Hence, the parent has a small share of the group’s payroll expenses. The parent company purchases development services from the subsidiaries, whose charges include the payroll cost of the development staff. Thus, the parent company reports higher development costs than the consolidated group. The parent company purchases marketing and other services from the subsidiaries, whose charges include the payroll cost of the staff performing the service. In addition, most of the commercial team, who work and live in various countries where IDEX does not have a subsidiary, are individual contractors to the parent company, and the cost is included in Other operating expenses. Thus, the parent company reports higher Other operating expenses than the consolidated group.

The parent company’s long-term interest-bearing loans to the subsidiaries were fully repaid in 2021. The short-term receivables from group companies are mainly from IDEX UK. IDEX UK carries its development cost in order to qualify for SME research and development tax relief in the UK. Other aspects of the parent company’s balance sheet are covered by the comments for the consolidated balance sheet for the group.

Allocation of the Net Loss for the Year

The net loss for 2022 of the parent company IDEX Biometrics ASA was $31,023,240.87 compared to a net loss of $38,889,352.72 in 2021. The board proposes that the loss shall be added to Accumulated loss. $18,000,000.- of the Share premium has been transferred to Capital reduction reserve to partly absorb Accumulated loss. The board does not propose any dividend payments for 2022.

Going Concern

The going concern assumption has been applied in the preparation of the consolidated financial statements. The going concern assumes the realization of assets and liquidation of liabilities in the normal course of business. IDEX has incurred significant operating losses, and has accumulated losses, net of capital reduction reserve of $33,901 as of December 31, 2022, and reported cash outflow amounting to $17,555, after obtaining new equity in a net amount of $14,334. The company has no debt to financial institutions. Net equity amounted to $22,841 and the balance sheet solvency amounted to $13,370 at December 31, 2022. The Company aims to increase revenue generation through sales of its products, however, it does not currently have the cash resources to fully meet its operating commitments for the next twelve months. These factors, among others, cast significant doubt on the Company’s ability to continue as a going concern.

As an ongoing activity, we monitor liquidity and the board is prepared to take appropriate measures if and when required. We have been successful in the past with implementing cost reductions and raising capital through private placements of equity. However, there is no assurance that cash generated by future operations will be adequate to meet our needs or that we will be successful in the future in raising additional capital in the form of equity or debt. The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital.

On balance, the board has concluded that the conditions for the going concern assumption are met.

HEALTH AND SAFETY

Talented, highly-motivated contributors are important to executing the Company’s strategy. In order to maintain our leadership position in fingerprint authentication in a highly competitive employment market, attracting and retaining the best employees and individual contractors worldwide is a priority. Accordingly, we offer compelling compensation and benefits, and seek to foster a culture of innovation in which personnel are empowered to do (and are rewarded for) their best work. The board and management seek to create a working environment that is pleasant, stimulating, safe and to the benefit of all employees. The working environment complies with the existing rules and regulations. IDEX offers flexible working hours for all employees. The board has not found reason to implement special measures.

As of December 31, 2022, the Company had 104 individuals on staff, consisting of 85 employees and 19 individual contractors (individual contractors typically reside in countries in which we do not have business

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

operations). Of this total, 17 were assigned to our Oslo office, 46 were assigned to our two offices in the United States, 36 were assigned to our office in the United Kingdom, and five were assigned to our office in China.

Some of our staff serve on a part-time basis. We assess staffing needs based on a full-time equivalent (“FTE”) basis. As of December 31, 2022, we had 82 FTE employees and 17 FTE individual contractors. Of this total of 99 FTEs:

•
70 were engaged in engineering functions (hardware design, systems design, and software development);
•
15 were engaged in marketing and sales functions;
•
seven were engaged in administrative and financial functions; and
•
seven were engaged in production planning and supply chain management.

None of our employees are represented by a labor union or covered by a collective bargaining agreement and we have not experienced any work stoppages in 2022.

No employee has suffered work-related injury resulting in sick leave. No accidents or incidents involving the assets of IDEX have occurred. The sick leave in the group was 1.2% in 2021, compared to 0.6% in 2021. Due to the low number of employees, statistics for the parent company are not presented. The sick leave data are not considered reason for concern.

IDEX practices equal opportunities in all aspects. All facilities at IDEX are equally well equipped for females and males. Traditionally, fewer women than men have graduated in IDEX’s fields of work. The management structure reflects the composition of the technical staff. The board has not taken any special measures in these respects.

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals, and create long-term value for our holders of our equity securities. We provide employees with compensation packages including a competitive base salary and benefits, which may vary from country to country, such as life and health insurance, supplemental insurance, paid time off, paid parental leave, and an Employee Share Purchase Plan in which eligible employee may participate. Generally (and subject to local laws), new employees and individual contractors are awarded subscription rights for the purchase of the Company’s Ordinary Shares. Staff members also generally are eligible to participate in an annual performance-based variable compensation plan, as well as be eligible for periodic awards of subscription rights based on the performance of the Company and that of the staff member. We believe a compensation program with the appropriate balance of short- and long-term incentives aligns the interests of holders of our equity securities and our personnel.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS

We acknowledge and embrace the importance of Environmental, Social, and Governance (“ESG”) considerations in the development and execution of the Company’s strategy, which must be sustainable and contribute to the well-being of the communities in which we operate.

Our values are set forth in our Code of Conduct and Code of Ethics (“the Code,” available on our website). The Code states, “The purpose of the Company is to create value for the shareholders, while the business shall also be to the benefit for the Company’s customers, staff, suppliers, other business relations and the society at large.”

The Code also states, “IDEX makes every reasonable effort to secure a healthy, safe, and lawful work environment, and that the Company complies with all applicable laws, rules, and regulations concerning occupational health, safety, and environmental protection. The Company promotes equality and non-discrimination, non-harassment, fairness, and ethical behavior. The Company offers a pleasant, well-equipped, and safe work environment, maintains fair and balanced employment practices and equal employment opportunity policies, and complies with all applicable labor laws. IDEX encourages and also expects similar commitment from its suppliers, partners, and customers.”

As a fabless developer and supplier of high-technology products, we outsource all manufacturing activities. We select manufacturing partners and other providers of products and services that follow responsible practices in all ESG aspects. Our own operations do not have a significant impact on the natural environment, and the end-products in which our fingerprint authentication solutions are used (e.g., PVC smart cards) can be

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

efficiently recycled. The Company is committed to minimizing use of energy, raw materials, water, and other resources, and makes every reasonable effort to minimize the waste we generate. We have recycling programs in place in all our facilities.

As set forth in our Code, we consider shareholders, staff, customers, business partners, authorities, and society in general to be important stakeholders, with interests to be protected and served. We consider how we interact with and treat our stakeholders to be the most efficient way we can have a meaningful impact on their wellbeing. As such, IDEX is committed to fulfill its obligation to be a responsible member of society through the conduct of its business in an ethical, socially-responsible, and transparent manner.

As of December 31, 2022, women represented 19% of our staff, and four departments are led by women. The composition of our Board meets Norwegian statutory requirements, with three women among our seven members.

ESG risks are not considered to be material to our financial statements. We have not identified any such risks that could have the potential to materially harm our business in a non-financial manner.

As our business grows, our operations and the elements of our ESG profile likely will evolve. When our ESG profile evolves to include measurable and material matters, we will supply investors and other stakeholders with decision-useful information regarding our ESG objectives and indicators of our progress toward those objectives.

The current corporate governance review is included in the 2022 annual report to Norway and is also available at the company’s website, https://www.idexbiometrics.com/about-idex/.

The Company will publish its annual due diligence review of the Company’s impact on human rights and working conditions, pursuant to the Norwegian transparency act, by June 30, 2023. The review will be available at the Company’s web site, https://www.idexbiometrics.com/.

MANAGEMENT REMUNERATION, DIRECTORS’ AND OFFICERS’ INSURANCE

The annual general meeting in 2021 resolved a policy for executive remuneration. The full policy is available at the company’s website, https://www.idexbiometrics.com/about-idex/. The actual remuneration in 2022 has been disclosed in a note to the parent company financial statements. The executive remuneration report will be presented to the 2023 annual general meeting in a separate document.

Since the company’s shares were admitted to listing on Oslo Børs, the company has had a conventional Norway-based insurance policy covering directors’ and officers’ liability world wide, except for liabilities arising from U.S. Securities Act. Since 2021, ADSs representing the company’s shares are listed on the Nasdaq Capital Market in the United States. The company and its directors and officers are subject to incremental liability in the U.S. In order to attract and retain qualified individuals to the board and executive management, the company maintains also a U.S.-based liability insurance with worldwide coverage to protect directors and officers in the company from certain liabilities. The company has contractually obligated itself to indemnify, and to advance expenses on behalf of, the directors and officers to the fullest extent permitted by applicable Norwegian law so that they will serve the company free from undue concern. The U.S.-based insurance and the indemnification agreements were authorized by the extraordinary general meeting of the company on December 15, 2020. Subject to various terms and sub-limits, the total insured amount is up to NOK 50 million in the Norway-based policy and USD 5.0 million for liabilities exceeding USD 5.0 million or USD 10.0 million, as the case may be, in the U.S.-based policy.

OUTLOOK

During 2022 IDEX made good progress transitioning from research and development to commercial activities. Even with the continuing challenges created by COVID-19 on business and society, the team stayed focused and executed on the 2022 business plan. We grew our revenue by 44%, launched the turnkey solution for card manufacturers, achieved 11 design wins, and expanded our technological base.

IDEX Biometrics is partnering with leading vendors throughout the card supply chain. We consider these industry partnerships an important element of our strategy and are pursuing opportunities to leverage the strengths and resources of well-positioned companies that share our vision for fingerprint biometrics.

IDEX Biometrics ASA Annual Report 2022	Report from the Board of Directors

Our value proposition is based on providing highly-integrated, high-performance solutions enabling our customers to design products that are as differentiated as our own. We have highly-differentiated solutions to meet the demanding technical challenges of card-based applications and are aggressively pursuing still-evolving market segments. We have developed proprietary software that differentiates our fingerprint solutions. We continue to invest in development of hardware and software and expand the Company's know-how and intellectual property base in order to maintain the Company's technological leadership.

Despite the uncertain environment brought on by the challenges of a global pandemic and a constrained semiconductor supply chain, IDEX Biometrics continues to make progress executing on a strategy positioning the Company as the leading provider of biometric authentication solutions for payment cards and adjacent market applications.

April 26, 2023

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad Morten Opstad Chair	/s/ Lawrence John Ciaccia Lawrence John Ciaccia Deputy chair	/s/ Deborah Lee Davis Deborah Lee Davis Board member
/s/ Hanne Høvding Hanne Høvding Board member	/s/ Annika Olsson Annika Olsson Board member	/s/ Thomas Quindlen Thomas Quindlen Board member
/s/ Stephen Andrew Skaggs Stephen Andrew Skaggs Board member		/s/ Vincent Arthur Graziani Vincent Arthur Graziani CEO

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

CONSOLIDATED FINANCIAL STATEMENTS

IDEX Biometrics ASA

Consolidated Statements of Profit and Loss

($000s, except per share amounts)

		Year Ended December 31,
	Note	2022	2021	2020
Revenue:
Product		$3,889	$2,837	$1,013
Service		203	3	82
Total revenue		4,091	2,840	1,095
Operating expenses:
Cost of materials, net of inventory change		3,244	1,254	275
Compensation and benefits	4	19,213	21,107	17,672
Research and development	5, 6	3,250	2,680	1,895
Other operating expenses	18	8,402	7,347	5,936
Amortization and depreciation	8, 9, 10	1,352	1,802	1,719
Total operating expenses		35,460	34,190	27,497
Loss from operations		(31,369)	(31,350)	(26,402)
Finance income		97	11	26
Finance cost		(1,425)	(1,123)	(477)
Loss before tax		(32,698)	(32,462)	(26,853)
Income tax expense (benefit)	6	(36)	90	(99)
Net loss for the year		$(32,662)	$(32,552)	$(26,754)
Loss per share, basic and diluted	7	$(0.03)	$(0.04)	$(0.03)

Consolidated Statements of Comprehensive Income ($000s)

		Year Ended December 31,
	Note	2022	2021	2020
Net loss for the year		$(32,662)	$(32,552)	$(26,754)
Other comprehensive income that may be reclassified to profit (loss) in subsequent periods:
Foreign currency translation adjustment		680	10	670
Total comprehensive income (loss) for the period (net of tax)		$(31,981)	$(32,542)	$(26,084)

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

IDEX Biometrics ASA

Consolidated Statements of Financial Position ($000s)

	Note	December 31, 2022	December 31, 2021
Assets
Non-current assets:
Goodwill	8	$968	$968
Intangible assets	8	1,488	1,965
Property, plant, and equipment	9	1,107	1,301
Right-of-use assets	10	1,545	357
Non-current receivables		73	87
Total non-current assets		5,181	4,678
Current assets:
Prepaid expenses		986	851
Inventory	13	4,447	1,234
Accounts receivable, other	11	929	703
Accounts receivable, trade	11	1,349	801
Cash and cash equivalents	14	16,124	33,759
Total current assets		23,835	37,348
Total assets		$29,016	$42,026
Equity and liabilities
Share capital (NOK 0.15 par value per share, 1,166,326,584 and 1,010,388,454 shares issued and outstanding at December 31, 2022 and 2021, respectively)	15	$22,762	$20,410
Share premium		4,036	9,452
Share-based payment reserve		23,576	21,414
Foreign currency translation effects		(11,632)	(12,312)
Capital reduction reserves		287,500	269,500
Accumulated loss		(303,401)	(270,739)
Total equity		22,841	37,725
Non-current liabilities:
Non-current lease liabilities	10, 12	1,142	11
Total non-current liabilities		1,142	11
Current liabilities:
Accounts payable	12	1,540	685
Current lease liabilities	10, 12	402	362
Public duties payable		394	393
Other current liabilities	12	2,697	2,850
Total current liabilities		5,033	4,290
Total liabilities		6,175	4,301
Total equity and liabilities		$29,016	$42,026

The accompanying notes are an integral part of these consolidated financial statements.

April 26, 2023

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad Morten Opstad Chair	/s/ Lawrence John Ciaccia Lawrence John Ciaccia Deputy chair	/s/ Deborah Lee Davis Deborah Lee Davis Board member
/s/ Hanne Høvding Hanne Høvding Board member	/s/ Annika Olsson Annika Olsson Board member	/s/ Thomas Quindlen Thomas Quindlen Board member
/s/ Stephen Andrew Skaggs Stephen Andrew Skaggs Board member		/s/ Vincent Arthur Graziani Vincent Arthur Graziani CEO

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

IDEX Biometrics ASA

Consolidated Statements of Changes in Equity ($000s)

	Share capital	Share premium	Share based payment	Foreign currency translation effects	Capital reduction reserve *	Accumulated loss *	Total equity
Balance at December 31, 2019	$15,445	$197,639	$15,903	$(12,992)	$13,250	$(211,433)	$17,812
Share issuance	1,729	16,219	—	—	—	—	17,948
Share-based compensation	77	—	2,761	—	—	—	2,838
Net loss for the year	—	—	—	—	—	(26,754)	(26,754)
Transfer of share premium	—	(210,250)	—	—	210,250	—	—
Other comprehensive income	—	—	—	670	—	—	670
Balance at December 31, 2020	$17,251	$3,608	$18,664	$(12,322)	$223,500	$(238,187)	$12,514
Share issuance	3,107	51,205	—	—	—	—	54,312
Share-based compensation	52	639	2,750	—	—	—	3,441
Net loss for the year	—	—	—	—	—	(32,552)	(32,552)
Transfer of share premium	—	(46,000)	—	—	46,000	—	—
Other comprehensive income	—	—	—	10	—	—	10
Balance at December 31, 2021	$20,410	$9,452	$21,414	$(12,312)	$269,500	$(270,739)	$37,725
Share issuance	2,273	12,103	—	—	—	—	14,376
Share-based compensation	79	481	2,161	—	—	—	2,721
Net loss for the year	—	—	—	—	—	(32,662)	(32,662)
Transfer of share premium		(18,000)			18,000		—
Other comprehensive income	—	—	—	680	—	—	680
Balance at December 31, 2022	$22,762	$4,036	$23,576	$(11,632)	$287,500	$(303,401)	$22,841

*Refer also to Note 2: Basis of Preparation and to Note 15: Share Capital to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

IDEX Biometrics ASA

Consolidated Statements of Cash Flow ($000s)

		Year Ended December 31,
	Note	2022	2021	2020
Operating activities
Profit (loss) before tax		$(32,698)	$(32,462)	$(26,853)
Amortization and depreciation expense	8, 9, 10	1,352	1,802	1,719
Share-based compensation expense	16	2,721	2,750	2,755
(Increase) decrease in inventories	13	(3,215)	(375)	(139)
(Increase) decrease in accounts receivable	11	(548)	(314)	(414)
Increase (decrease) in accounts payable	12	858	53	141
Change in other working capital items		564	577	(39)
Interest paid		(33)	(11)	(27)
Taxes paid (received)		(372)	447	(437)
Net cash flows from operating activities		(31,370)	(27,533)	(23,294)
Investing activities
Purchases of property, plant, and equipment	9	(267)	(141)	(152)
Purchases of intangible assets	8	—	—	(181)
(Payment) collection of non-current receivables	11	9	(13)	75
Interest received		97	11	26
Net cash flows from investing activities		(160)	(143)	(232)
Financing Activities
Net proceeds from issuance of shares	15	14,376	54,992	18,731
Payment of principal portion of lease liabilities	10	(400)	(844)	(793)
Payment related to a financed asset purchase	9	—	—	(500)
Net cash flows from financing activities		13,976	54,148	17,438
Net change in cash and cash equivalents		(17,555)	26,472	(6,088)
Effect of foreign exchange on cash balances		(80)	(11)	(740)
Opening cash and cash equivalents balance		33,759	7,298	14,126
Cash and cash equivalents at December 31	14	$16,124	$33,759	$7,298

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

1. Corporate Information

IDEX Biometrics ASA and its wholly-owned subsidiaries (collectively, “IDEX” or the “Company”) specialize in the design, development, and sale of fingerprint authentication solutions. The Company’s fingerprint authentication solutions are used primarily in contactless smart cards, including financial payment cards, access control cards, and card-based devices for the storage of digital currencies.

IDEX Biometrics ASA, the parent company, is a public limited liability company incorporated in 1996 in Norway. The address of the head office is Dronning Eufemias gate 16, NO-0191 Oslo, Norway. The Company’s Ordinary Shares, representing the only class of equity securities issued and outstanding, are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker symbol IDEX. The Company’s American Depositary Shares (“ADSs”), each ADS representing 75 Ordinary Shares, are listed on Nasdaq, under the ticker symbol IDBA.

IDEX is comprised of the Norwegian parent company and its subsidiaries in the United States (IDEX Biometrics Holding Company Inc. and IDEX Biometrics America Inc. (together, “IDEX America”)), the United Kingdom (IDEX Biometrics UK Ltd. (“IDEX UK”)), and China (IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”)). The parent company is the owner of all intellectual property of IDEX and is the contractual party to all customer and manufacturing partner agreements. All sales are generated by the parent company. The subsidiaries provide various services to the parent company, mainly associated with engineering, supply-chain administration, and customer service functions.

2. Basis of Preparation

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The consolidated financial statements are presented in U.S. Dollars (“USD”), and all values are rounded to the nearest thousand ($000), except when otherwise indicated. As of January 1, 2020, the parent company changed its presentation currency from the Norwegian Krone (“NOK”) to USD, and, as of January 1, 2021, the parent company changed its functional currency from NOK to USD. The change of functional currency from NOK to USD, was determined by to be appropriate, given that the parent company’s operational transactions had come to be primarily dominated in USD.

The Consolidated Financial Statements, prepared on a historical cost basis, include the accounts of the parent company and its subsidiaries, with all intercompany transactions, balances, revenue, expenses, and unrealized internal profit or losses eliminated upon consolidation.

During the year ended December 31, 2022, the Company revised its classification related to the presentation of Capital Reduction Reserve to reflect the legal decision of the absorption of historical accounting losses into Share Premium. Previously, the Company presented transfer of Share premium to absorb losses as a component of Accumulated Loss. The Company changed its presentation to reflect the amount of transfer losses to Share Premium separately from accumulated losses on the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity. The Company has applied this change to all periods.

The consolidated financial statements for the year ended December 31, 2022, were approved by the Board on April 26, 2023.

Going Concern

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. From its inception through December 31, 2022, IDEX has incurred significant operating losses and has reported negative cash flows from operations. As of December 31, 2022, the Company has accumulated losses of $303,401. The Company has no debt to financial institutions. Net equity amounted to $22,841 and the consolidated statement of financial position solvency amounted to $13,370 at the end of 2022. The Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The future viability of the Company beyond

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

that point is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations.

The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

Based on its recurring losses from operations incurred since inception, expectation of continuing losses for the foreseeable future and need to raise additional capital to finance its future operations, the Company has concluded that there is significant doubt about its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitment in the ordinary course of business.

3.
Significant Accounting Policies

Accounting policies that are significant to the Company’s results and financial position, in terms of materiality of the items to which the policy is applied, are discussed below.

The statements of profit and loss are presented by the nature of expense. The cash flow statements are presented by the indirect method.

There have not been any changes to the Company's accounting policies applied in the financial statements for 2022 compared to those applied in the annual financial statements for 2021.

Accounting estimates, based on the use of judgment and assumptions

The application of certain accounting standards requires estimates based on considerable judgment and assumptions that may involve high levels of uncertainty at the time the estimates are made. Estimates are continually evaluated. Assumptions are based on historical experience and other factors, including expectations of future events and parameters that are believed to be reasonable under the circumstances. Actual outcomes may deviate from estimates.

Changes in estimates and deviations between estimated result and actual outcome may have a material influence on the financial statements in the periods when estimates or assumptions are changed or when uncertainty is resolved. The following represent the most significant accounting items based on estimates, based on management's judgment and assumptions.

Goodwill

Goodwill represents the future economic value of assets acquired in a business combination above the separately recorded values of the assets. Subsequent impairment testing involves quantitatively comparing the recorded value to the estimated value of the business unit to which the goodwill is assigned. The estimate is based on judgments of when and whether there will be an economic benefit from the business unit, and assumptions about the amounts. As of December 31, 2022, such comparison indicated the carried value of goodwill was appropriate, and no impairment was recorded.

Intangible assets

IDEX’s patents and other intellectual property rights created by the Company are capitalized and recorded in the Consolidated Statements of Financial Position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2022, 2021, or 2020.

Acquired intangible assets are capitalized initially at fair value, normally the purchase price. Intangible assets are amortized over their useful economic lives. An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. An intangible asset’s carrying amount is compared to the asset's recoverable amount. The recoverable amount is the higher of the fair value (less costs to sell to an

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

independent third party) or the calculated value based on the discounted estimated cash flow from continued use. The estimate is based on judgments of when and whether there will be an economic benefit from the asset, and assumptions about the amounts. As of December 31, 2022, the Company determined that there were no indicators of impairment, and no impairment was recorded.

Inventory

Inventories consist of raw materials, work in process, and finished goods. Inventory is recorded at the lower of cost and net realizable value. Impairment is assessed quarterly, based on management’s judgment of when and whether the inventory may be sold, and assumptions about the sales price and selling costs. The estimate is uncertain, because timing of sales are subject to many risks. Selling prices are uncertain in the market for IDEX's products. Reselling components or other commodity raw materials at any value may not be easily achieved, and elements of work in progress and finished goods, if impaired (i.e., considered excess or obsolete inventory), generally have no resale value and are held for disposal.

Share-based compensation

IDEX estimates the fair value of incentive subscription rights (“SRs”) at the grant date by using the Black-Scholes option pricing model, and record share-based remuneration cost over the vesting period of the SRs. The valuation is based on share price and exercise price, share price volatility, interest rates, and the expected term of the SRs, based on historical data. The parameters may in the future deviate from the historical observations. The accrued cost of the Company’s employment taxes associated with the earned intrinsic value of the SRs will vary with share price, which is a highly unpredictable parameter.

IDEX estimates the fair value of the Employee Share Purchase Plan (“ESPP”) at the grant date, i.e. the first date of the contribution period, by using the Black-Scholes option pricing model. The share-based compensation is expensed over the contribution period. The valuation is based on share price and exercise price, share price volatility, interest rates, and the term of the contribution period. The parameters may in the future deviate from the historical observations.

Climate Change

As of December 31, 2022, the possible future financial impact to the Company resulting from climate change is uncertain. Given the nature of the Company’s operations and products, the Company believe any such impact not to be material. The Company is monitoring current and expected climate change effects, as well as measures considered or implemented by government and industry, in order to minimize any negative impact and to take advantage of any favorable opportunities that may arise.

COVID-19

The COVID-19 pandemic, including the global emergence of new variants, continues to cause business and economic uncertainties. The full impact of COVID-19 on the Company’s business, results of operations, and financial condition may depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted. The Company will continue to monitor the evolving situation and will assess modifying its response to the pandemic, as well as any relevant implications for its operations or financial reporting.

The Company has not experienced significant delays in its development projects, and it has not incurred additional costs as a result of its response to the pandemic. Disruption of supply chains, particularly the semiconductor supply chain, has been attributed to the pandemic. While the Company did not experience supply chain disruptions that were material to its operations or financial results during 2021 or 2022, operational planning and management of inventory levels were challenging, given uncertainties associated with vendor capacity availability and allocations to the Company of such capacity. Because management expects such uncertainties will continue through 2023, the Company may place orders for, and hold balances of, inventory at higher levels than would be expected if such uncertainties did not exist.

Management believes the pandemic has had an adverse influence on the timing of activities of smart card manufacturers and issuers, including delaying product development and the initiation of trials and pilots involving smart cards incorporating our fingerprint authentication solutions.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Financial risks

IDEX emphasizes capital preservation and liquidity in managing its cash, which is held in bank accounts, which are denominated in USD, NOK, GBP, and CNY.

Short-term capital requirements include funding operating losses and supporting net working capital requirements. Reflecting the Company’s operating model, investments in property, plant, and equipment are modest, and have been funded with proceeds from issuance of the Company’s Ordinary Shares. IDEX has been funded through the issuance of Ordinary Shares since it was established in 1996.

The current cash position and financial forecasts indicate that in 2023, the Company will need significant funding in the form of equity injection, debt or other. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements. Refer to the comments regarding going concern in Note 2.

Interest Rate Risk

As of December 31, 2022, IDEX had cash of $16.1 million. The Company’s exposure to interest rate sensitivity is influenced primarily by changes in the underlying bank interest rates in the various currencies. IDEX’s cash is held in bank accounts, all of which are considered highly liquid. Accordingly, an immediate one percentage point change in interest rates would not have a material effect on the fair market value the Company’s cash accounts. As the Company has no debt to financial lenders, it is not exposed interest rate risks associated with variable rate debt. In calculating the recorded and carrying values of leases, interest rates are a variable in the calculations of these values, but do not represent a meaningful level of risk of material changes in these values.

Currency Risk

The Company’s trading transactions are commonly denominated in U.S. Dollars (“USD”), which is the Company’s consolidation and presentation currency. The functional currency of the parent company, IDEX Biometrics ASA, is USD, while the functional currencies of the subsidiaries are the currency in their respective domiciles. The Company incurs a portion of its expenses in other currencies than the USD, primarily British Pounds (“GBP”), Norwegian Krone (“NOK”), Euro ("EUR"), and Chinese Yuan (“CNY”). The Company's cost level is exposed to changes in the rates of exchange between the USD and these currencies. IDEX seeks to minimize this exposure by maintaining currency cash balances at targeted levels appropriate to meet foreseeable short-term expenses in these other currencies. The Company does not use forward exchange contracts or other hedging strategies to manage exchange rate exposure. Excess cash balances are generally held in USD-denominated accounts.

Each subsidiary's assets and liabilities are naturally hedged by being held and denominated in the functional currency of the subsidiary.

In addition to USD, the parent company holds bank deposits in NOK and GBP; receivables in NOK, GBP and EUR; and payables in NOK, GBP and EUR. A 10% change in the relative value of USD to NOK would not have had a material effect on the carrying value of the Company’s net financial assets and liabilities in foreign currencies at December 31, 2022 and December 31, 2021. The same applies to the value of USD to CNY or EUR. A 10% increase in the value of the GBP relative to the USD would have had a corresponding effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2022 of approximately $750 thousand.

Credit and Liquidity Risk

IDEX extends customary credit terms to customers, reflecting its assessment of their individual creditworthiness. The Company does not believe it was exposed to significant credit risk associated with its Accounts receivable, trade, balance as of December 31, 2022. (See Note 11 – Accounts receivable.) If revenue continues to increase, such balances from a broadening customer base will expand, potentially increasing the Company’s exposure to credit risk.

As of December 31, 2022, the parent company had extended advances to IDEX UK denominated in GBP, in the equivalent to $7,597. It is expected that IDEX UK will eventually repay these advances.

The Company believes it faces minimal risk on its cash position, as IDEX’s cash is on deposit with reputable, regulated banks. The Company has no debt to financial institutions.

The balance sheet solvency amounted to $13,370 at December 31, 2022. The Company aims to increase revenue generation through sales of its products; however, it does not currently have the cash resources to fully meet its

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

operating commitments for the twelve months following the date of the financial statements. This cast significant doubt on the Company’s ability to continue as a going concern.

Other accounting policies

Consolidation

The Company’s Consolidated Financial Statements are comprised of the financial statements of IDEX Biometrics ASA and its wholly-owned subsidiaries, with all intercompany transactions, balances, revenue, expenses, and unrealized internal profit or losses eliminated upon consolidation.

Equity

Equity is comprised of the following:

•
Share Capital: comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under the Norwegian Public Limited Liability Companies Act (the “PLLC Act”) (refer to Note 15: Share Capital and Share Premium).
•
Share Premium: comprised of: (1) the amount received attributable to Share Capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase and; (3) transfers into the Capital Reduction Reserve, (refer to Note 15: Share Capital and Share Premium).
•
Share Based Payment Reserve: comprised of Share-based payment reserve.
•
Foreign Currency Translation Effects: comprised of Currency Translation Difference.
•
Capital Reduction Reserve: comprised of the absorption of accumulated losses of the Company by the Share Premium, as resolved by the Company’s Board of Directors (refer to Note 15: Share Capital and Share Premium).
•
Accumulated Loss: is comprised of cumulative historical losses of the Company.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer, in an amount reflecting the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes incurred concurrent with revenue producing activities are excluded from revenue. Shipping and handling charges to customers are included in revenue, and costs incurred associated with outbound freight after control over a product has transferred to a customer are accounted for as revenue reductions.

The Company’s primary source of revenue comes from the sale of its products, which principally are biometric fingerprint modules, consisting of a sensor and an ASIC in a single package. Each module also contains embedded software. The hardware and the embedded software are interdependent, in that each needs the other to provide the intended fingerprint authentication function to the customer. The primary customers for the Company’s products are smart card manufacturers and similar solution integrators. The Company currently does not utilize distributors for the resale of its products.

The Company, from time to time, licenses its intellectual property under right to use licenses, in which royalties due to the Company are based upon a percentage of the licensee’s sales and/or unit volumes. For the years ended December 31, 2022, 2021, and 2020, the Company recognized no revenue from licensing its intellectual property.

Certain contracts with customers contain multiple performance obligations, which typically may include a combination of non-recurring engineering (“NRE”) services, prototype units, and production units. For these contracts, if the individual performance obligations are distinct, they are accounted for separately. Generally, the Company has determined the NRE services and prototype units represent one distinct performance obligation, and the production units represent a separate distinct performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price, based on prices charged to other customers or based on expected cost plus a customary profit margin. The Company generally recognizes revenue for NRE services and prototype units at the point in time when a defined milestone under the arrangement is completed and control is transferred to the customer, which is generally the shipment or delivery of the prototype units. Revenue for production units is recognized upon shipment or delivery, consistent with product revenue recognition summarized above.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

The Company also recognizes revenue from contracts with customers associated with the delivery of certain services, ranging from standalone NRE to advisory services. Generally, these contracts include a single performance obligation (i.e., service element), and revenue is recognized upon the completion of the defined service element and final acceptance by the customer of the project deliverable, if any. However, revenue from services may be recognized over time, if recognition of multiple service elements is based on completion of substantive and results-based contractual milestones, and acknowledgement by the customer of such completion.

The Company does not have material obligations or reserves for warranties, returns, or customer refunds. The Company does not have material obligations or reserves for warranties, returns, or customer refunds.There were no contract asset or contract liability balances at December 31, 2020, 2021 or 2022.

Cost of materials, net of inventory change

Cost of materials, net of inventory change, primarily consists of the costs of raw materials, contract manufacturing, and transportation associated with production and storage of products for sale to customers, net of inventory change.

Foreign currencies

The Company’s Consolidated Financial Statements are presented in USD. The functional currency of the parent company is USD, while the functional currency for each foreign subsidiary is its local currency. Transactions involving the translation to the respective functional currencies of values denominated in foreign currencies are classified as monetary or non-monetary, thereby defining the measurement and recognition of foreign currency translation gains and losses applicable to a transaction.

Monetary assets and liabilities generally have values fixed by explicit or implicit contract. Examples include bank deposits, debt, accounts receivable, and accounts payable. Monetary assets and liabilities subject to foreign currency adjustments are measured on the initial transaction date using the exchange rates in effect at that date. At each subsequent reporting date and through the date of settlement (i.e., payment) or derecognition, such monetary assets and liabilities are remeasured using the then-current exchange rate, and any foreign currency translation gains or losses are recorded by the entity within Financial income or Financial cost.

Non-monetary assets and liabilities generally are those assets and liabilities for which the recorded values are not subject to contractual or other formal definitions (i.e., those assets and liabilities that are not classified as monetary assets or liabilities). Non-monetary assets and liabilities are not subject to foreign currency adjustments at entity level.

Assets and liabilities in entities with another functional currency than the USD, including goodwill and fair value adjustments, if any, are translated into USD using the exchange rates in effect at the reporting date of the Consolidated Statements of Financial Position. Amounts reported on the Consolidated Statements of Profit and Loss are translated to USD using the average exchange rates in effect for the reporting period. Significant, large transactions may be translated using the rate at the transaction date.

Foreign exchange differences arising on translation from functional currency to presentation currency are reported in Other comprehensive income (“OCI”). Translation gains or losses previously recognized in OCI are reversed and recognized in the Consolidated Statements of Profit and Loss, if and when the entity is disposed.

Research and development expenses

Expenses in this category consist primarily of the costs of services and materials used in engineering activities and certain outsourced development activities. Payroll costs related to research and development employees are classified as Compensation and benefit expenses, not as research and development expenses, on the Consolidated Statement of Profit and Loss. However, the compensation paid to individual contractors serving in engineering roles is included in Research and development expenses.

Research costs are expensed as incurred. Development expenses that do not meet the criteria of capitalization are expensed as incurred. Development expenses are capitalized when (i) the technical feasibility of completing development has been demonstrated, (ii) the costs of development can be measured reliably, (iii) it is probable IDEX will realize future economic benefits from the asset, and (iv) IDEX has committed to complete the development. Once the development is complete and the resulting asset is available for use, the capitalized development cost (i.e., the asset value) is amortized over its expected useful life.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

The Company applies for and has received government grants associated with certain research and development projects. The earned (i.e., recognized) value, if any, of government grants applicable to research and development activities are credited against costs. Generally, the applications or claims for such grants are submitted after completion of the qualifying activities. When it is realistic that the application or claim will be successful and the amount can be determined reliably, the Company credit the value of the grant against research and development expenses for that reporting period. Due to the timing difference between the completion of the qualifying activities, the approval of our grant application or claim, and the receipt of the funds associated with the grant, we may record, pending receipt of funds, the value of the grant as an Account receivable, other.

Finance income and finance cost

Finance income and finance cost consists of interest income, interest expense, and net foreign exchange losses (gains) arising from settlement of obligations denominated in foreign currencies during the period and foreign currency translation adjustments recognized at period-end.

Segment reporting

IDEX manages its operations as a single segment for the purposes of assessing performance and making operating decisions. IDEX operates as one operating segment, fingerprint imaging and authentication technology. IDEX has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for the purposes of allocating resources and assessing financial performance.

IDEX categorizes customers by geographic region utilizing the addresses to which we invoice our products or services. The Company’s product and service revenue by geographic region is as follows:

	Year Ended December 31,
($000s)	2022	2021	2020
Product Revenue:
Europe, Middle East, and Africa	$3,574	$2,807	$952
Americas	252	0	5
Asia-Pacific	63	30	56
Total product revenue	3,889	2,837	1,013
Service Revenue:
Europe, Middle East, and Africa	10	3	2
Americas	193	0	77
Asia-Pacific	—	0	3
Total service revenue	203	3	82
Total Revenue	$4,091	$2,840	$1,095

The Company’s revenue has in the past come from a limited number of customers. During 2022, the top two customers accounted for approximately 48% and 24% of the Company’s revenue, respectively, and in 2021, the top two customers accounted for 85% and 9% of revenue, respectively. In 2020, the top two customers accounted for 81% and 4% of revenue, respectively.

Accounting standards issued but not effective

The Company will adopt applicable new and amended accounting standards, including interpretations, when they become effective. We do not expect any significant impact on the Company's result or financial position from the new and amended standards issued but not yet effective.

Amendments to IAS 1–Classification of liabilities as current or non-current — The amendments clarify the requirements for classifying liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. The amendments will not have a material impact on any of the Company's liabilities as of December 31, 2022, 2021 or 2020.

Amendments to IAS 8–Definition of accounting estimates — The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023, and apply to changes

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

in accounting policies and changes in accounting estimates that occur on or after the start of such period. The amendments are not expected to have a material impact on the company's financial statements.

Amendments to IAS 1 and IFRS Practice statement 2–Disclosure of accounting policies — The amendments replace the requirement to disclose the ‘significant’ accounting policies with a requirement to disclose the ‘material’ accounting policies. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The Company will revise the accounting policy information disclosures for 2023 to become consistent with the amended IAS 1.

Amendments to IAS 12–Deferred tax related to asssets and liabilities arising from a single transaction — The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The amendments are not expected to have a material impact on the company's financial statements.

4.
Compensation and benefits

Compensation and benefits expenses consist of costs for direct employees of the Company. Compensation of individual contractors is reported as Research and development expenses or Other operating expenses, as applicable, based on the roles assigned to the individuals.

	Year Ended December 31,
($000s)	2022	2021	2020
Salary, payroll tax, benefits, other	$17,389	$18,197	$14,917
Share-based compensation	1,824	2,910	2,755
Total	$19,213	$21,107	$17,672

The table below sets forth the number of employees and individual contractors by their function, measured in full-time equivalents. Most of the contractors live and work in countries in which the Company does not have a formal business presence.

	December 31, 2022		December 31, 2021		December 31, 2020
	Employees	Contractors	Employees	Contractors	Employees	Contractors
Research and development	64	6	77	8	75	6
Marketing and sales	6	9	6	9	6	5
General and administrative	5	2	8	1	7	1
Supply chain and distribution	7	-	2	—	2	—
Total staff	82	17	93	18	90	12

The average number of employees for the years 2022, 2021, and 2020 were 90, 95 and 93 full-time equivalents, respectively.

The Company provides health and other benefits to employees consistent with common practice in the countries in which it operates. No such benefits are provided to individual contractors.

The parent company contributes to a pension insurance plan for all its Norwegian employees. The plan satisfies the Norwegian mandatory service pension rules. The pension plan is a fully insured, defined contribution plan.

Employees of IDEX America may participate in a health, dental, and vision insurance plan. IDEX America also offers employer-funded plans for life insurance, short-term disability, and long-term disability. IDEX America does not offer or plan to offer any pension plans, except for a 401(k) defined-contribution plan. The Company currently does not match participant contributions to this plan.

IDEX China contributes to the mandatory social security plans in China, including contribution of 21% of eligible salary to each employee’s personal retirement fund.

IDEX UK contributes up to 6% of an employee participant’s base salary to IDEX UK’s pension plan, subject to the employee contributing the same percentage through a salary reduction arrangement. The pension plan is a fully insured, defined-contribution plan.

Share-based compensation includes non-cash expenses associated with the recognition of the costs of share-based awards granted pursuant to the Company’s subscription rights plans and its employee share purchase plan (“ESPP”). See Note 16.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Compensation of Key Management

For 2022 and 2021 key management consisted of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Technology Officer (“CTO”), and Chief Commercial Officer (“CCO”). For 2020, key management consisted of the CEO, CFO, and CTO.

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Compensation and short-term benefits	$1,362	$1,425	$906
Medical and similar benefits, contributions to pension schemes	62	73	66
Share-based compensation	271	443	449
Total compensation of key management	$1,695	$1,941	$1,421

Compensation and other short-term benefits, whether cash or in kind, are the amounts declared for tax purposes for the respective years. Pension cost and share-based remuneration are expensed amounts in the respecitve years. Gains on exercise of incentive subscription rights, if any, are not included. Employers' tax is not included. The variable incentive pay paid in one year relate to achievements in the previous year. No officers exercised incentive subscription rights in 2022 or 2020. One former officer exercised options in 2021, after employment was terminated.

Key management held the following subscription rights to Ordinary Shares under the subscription rights incentive plans with the following expiration dates and exercise prices:

			Number outstanding as of December 31,
Grant Date	Expiration Date	Exercise Price (NOK)	2022	2021	2020
August 14, 2019	May 9, 2024	1.65	327,800	327,800	2,327,800
February 26, 2020	May 9, 2024	1.11	5,000,000	5,000,000	5,000,000
June 17, 2020	May 15, 2025	1.71	1,125,000	1,125,000	1,125,000
April 20, 2021	May 15, 2025	2.71		2,750,000
June 3, 2021	May 12, 2026	2.38	2,000,000	2,000,000
August 11, 2021	May 12, 2026	2.40	1,420,700	1,668,100
March 23, 2022	May 12, 2026	2.08	836,900
August 10, 2022	May 12, 2027	1.18	1,631,000
Total			12,341,400	12,870,900	8,452,800

Compensation paid to the Board is presented in Note 17.

5. Research and development expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalization. The same applies to IDEX’s patents and other intellectual property rights created by IDEX. IDEX has not capitalized any development costs in 2022, 2021 or 2020. Development costs related to creation of intellectual property have been expensed when incurred.

Research and development expenses include the cost of independent contractors assigned to engineering roles.

Government grants earned by the Company in support of research and development activities are credited against research and development costs when it is realistic that the application or claim will be successful and the amount can be determined reliably.

	Year Ended December 31,
($000s)	2022	2021	2020
Gross research and development expenses	$3,959	$3,356	$4,196
Government grants credited	(709)	(676)	(2,301)
Net research and development expenses	$3,250	$2,680	$1,895

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Government grants

	Year Ended December 31,
($000s)	2022	2021	2020
Norway	$312	$538	$506
United Kingdom	397	138	1,795
Total	$709	$676	$2,301

The Norwegian SkatteFUNN is a government program supporting research and development activities in Norway. Under the program, the Company, in its current loss position, is eligible for a cash grant in support of approved projects, subject to meeting the requirements of the Research Council of Norway.

The Company’s IDEX UK subsidiary participates in a program by which the government of the United Kingdom offers financial support for qualifying research and development activities of small and medium-sized enterprises, SME R&D tax relief. Under the program, the Company, in its current loss position, is eligible for a cash grant in support of approved projects, subject to approvals and meeting program requirements.

6. Income tax provision

The Company is subject to income taxes in the jurisdictions in which it operates. The Company’s provision for income taxes (i.e., expense (benefit)) is based on income tax rates in the tax jurisdictions in which it operates, tax credits available in these jurisdictions, and reconciliation of differences between financial reporting values and tax reporting values.

As of December 31, 2022, the Company has a tax loss carryforward balance in Norway of $252.8 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 22.0%, of $55.6 million. The Company also has a tax loss carryforward balance in the United Kingdom of $3.4 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 19.0%, of $0.6 million. The Company does not have a tax loss carryforward balance or a deferred tax liability in China. In the United States, the Company has tax credits, associated with research and development activities in the United States, totaling $1.4 million.

Because the Company has concluded there is not sufficiently convincing evidence the Company will generate sufficient taxable profit, against which the unused tax losses could be applied, the Company has not recognized to date any deferred tax assets in its statement of financial position, consistent with IFRS standards. A deferred tax asset will be recognized when the Company determines it is more likely than not it will have sufficient future taxable profit to apply the tax loss carryforward against future income taxes.

The major components of income tax provision for the years shown are:

Tax expense (benefit) for the year	Year Ended December 31,
($000s)	2022	2021	2020
Taxes payable on the result of the year	$33	$90	$44
Adjustment in respect to prior years	(69)	—	(112)
Change in recorded deferred tax liability	—	—	(31)
Income tax expense (benefit)	$(36)	$90	$(99)

Elements of deferred tax	Year Ended December 31,
($000s)	2022	2021	2020
Employer’s tax on share-based compensation	$(24)	$(371)	$(216)
Fixed Assets differences	987	1,154	675
Inventory differences	(131)	(5)	(213)
Accruals differences	(993)	(1,152)	(1,144)
Research and development tax credits	(1,404)	(1,563)	(1,787)
Losses carried forward	(256,201)	(253,300)	(225,951)
Basis for calculation of deferred tax asset	(257,766)	(255,237)	(228,636)
Calculated net deferred tax expense (benefit), local tax rates 5-22%	(56,592)	(55,953)	(51,251)
Unrecognized deferred tax asset *	56,592	55,953	51,251
Deferred tax liability (asset) in the balance sheet	$—	$—	$—

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Reconciliation of tax expense (benefit)	Year Ended December 31,
($000s)	2022	2021	2020
Loss before tax	$(32,698)	$(32,552)	$(26,853)
Norway statutory tax, calculated at rate of 22%	(7,194)	(7,132)	(5,908)
Difference in subsidiary taxes, using local rates vs 22%	68	(179)	22
Estimated tax on permanent differences	(267)	(568)	389
Adjustment in respect of prior years	(69)	—	(112)
Use of and change in tax loss carried forward	7,426	7,969	5,510
Income tax expense (benefit)	$(36)	$90	$(99)

* As of December 31, 2022, there was not sufficiently convincing evidence the Company will generate sufficient taxable profit, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway or the United Kingdom. In China, the tax loss carryforwards that had not been utilized by the end of 2022, expired as of Dec 31, 2022. Tax credits associated with research and development activities in the United States, totaling $1.4 million as of December 31, 2022, can be applied against taxable income for the following for 20 years.

** The various deferred tax assets that have not been recognized are denominated in their respective local currencies. As such, the change in the year-end value in USD of these unrecognized deferred tax assets includes foreign currency translation adjustments arising from changes in the exchange rates between USD and these local currencies from the prior year-end.

There are no deferred tax charges included in other comprehensive income in 2022, 2021, or 2020.

7. Loss per share calculation

The loss per share is the quotient of the net loss for the period divided by the weighted average number of Ordinary Shares outstanding for the year.

	Year Ended December 31,
	2022	2021	2020
Net loss for the year ($000s)	$(32,662)	$(32,552)	$(26,754)
Number of ordinary shares issued at December 31	1,166,326,584	1,010,388,454	832,146,748
Weighted average basic number of ordinary shares	1,026,932,569	918,847,427	767,069,645
Dilution effect (treasury stock method)	5,058,154	21,586,108	6,323,417
Weighted average diluted number of shares	1,031,990,723	940,433,535	773,393,062
Loss per share for the year (basic and diluted*)	$(0.03)	$(0.04)	$(0.03)

* The effects of potentially dilutive Ordinary Shares issuable upon exercise of outstanding subscription rights are not included in the calculation due to the Company’s net losses for the periods presented, as their effect would be anti-dilutive.

8. Goodwill and other intangible assets

Goodwill is the recorded difference between the consideration paid and the net value of identifiable assets acquired and held, less impairment charges, if any. Goodwill balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

	Year Ended December 31,
($000s)	2022	2021
Cost at the beginning of the year	$968	$968
Cost at the end of the year	$968	$968

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2022. Based on the 2022 assessment, no impairment charge has been made. The Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 4 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the long-term expected prospects of the Company; and (c) a discount rate (post-tax) of 12 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Company's operations. No reasonably possible changes in any key assumptions would cause the carrying amount to exceed the recoverable amount.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Acquired identifiable intangible assets, consisting primarily of patents, are held at cost, less accumulated amortization and impairment charges. Other intangible asset balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

	Year Ended December 31,
($000s)	2022	2021
Amortization period (straight-line, in years)	10 - 17	10 - 17
Cost at the beginning of the year	$5,173	$5,173
Additions	—	—
Impact of currency translation	—	—
Cost at the end of the year	$5,173	$5,173
Accumulated Amortization at the beginning of the year	$3,208	$2,731
Amortization	477	477
Impact of currency translation	—	—
Accumulated Amortization at the end of the year	3,685	3,208
Carrying amount at the end of the year	$1,488	$1,965

Acquired patents are capitalized and amortized over the estimated useful life, which is the lifetime of the respective patent(s).

9. Property, plant, and equipment

Property, plant, and equipment is held at cost, less accumulated depreciation and impairment charges. When assets are sold or retired, such assets are no longer recorded in the Consolidated Statements of Financial Position. Any gain or loss on the sale or retirement is recognized in the Consolidated Statements of Profit and Loss.

The capitalized amount of property, plant, and equipment is the purchase price, including freight, installation, duties, taxes, and direct acquisition costs related to preparing the asset for use. Costs related to training and commissioning are expensed as incurred. Subsequent costs, such as expenses for repair and maintenance, are recognized as incurred in the Consolidated Statements of Profit and Loss. Subsequent enhancements creating future economic benefits are recognized in the Consolidated Statements of Financial Position as additions to property, plant, and equipment.

These assets are depreciated using the straight-line method over each asset’s useful life. The depreciation period and method are assessed each year to ensure that the method and period used is consistent with the status of the non-current asset.

Property, plant, and equipment balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

2022 ($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at December 31, 2021	$855	$782	$2,281	$3,918
Additions	125	38	104	267
Impact of currency translation	(11)	(18)	(37)	(66)
Accumulated cost at December 31, 2022	969	803	2,348	4,120
Accumulated depreciation at December 31, 2021	$367	$671	$1,579	$2,617
Depreciation	125	73	246	443
Impact of currency translation	(6)	(10)	(33)	(48)
Accumulated depreciation at December 31, 2022	486	734	1,793	3,012
Carrying amount at December 31, 2022	$483	$69	$556	$1,107

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

2021 ($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at December 31, 2020	$855	$710	$2,217	$3,782
Additions	—	74	67	141
Impact of currency translation	—	(2)	(3)	(5)
Accumulated cost at December 31, 2021	855	782	2,281	3,918
Accumulated depreciation at December 31, 2020	$236	$572	$1,307	$2,115
Depreciation	131	101	275	507
Impact of currency translation	—	(2)	(3)	(5)
Accumulated depreciation at December 31, 2021	367	671	1,579	2,617
Carrying amount at December 31, 2021	$488	$111	$712	$1,301

There were no assets under construction at the end of 2022 or 2021.

10. Leases

The Company’s leases are for office and laboratory space occupied by employees. There are no exposure to future variable lease payments that are not reflected in the measurement of lease liabilities. Activity during 2022 and 2021 related to right-of-use assets are shown below.

	Year Ended December 31,
($000s)	2022	2021
Depreciation periods (straight-line, in years)	3-5	3-5
Cost at the beginning of the year	$2,691	$2,543
Additions	1,654	158
Disposal of right to use assets	(1,569)	—
Impact of currency translation	(133)	(10)
Cost at the end of the year	$2,643	$2,691
Accumulated depreciation at the beginning of the year	$2,334	$1,527
Depreciation	431	818
Accumulated depreciation of disposed right of use assets	(1,566)	—
Impact of currency translation	(101)	(11)
Accumulated depreciation at the end of the year	1,098	2,334
Recorded value at the end of the year	$1,545	$357

Costs related to right-of-use assets included in the Consolidated Statements of Profit and Loss include the following:

Leases in the Consolidated Statements of Profit and Loss

	Year Ended December 31,
($000s)	2022	2021	2020
Depreciation	$431	$818	$810
Finance cost	33	31	63

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Lease liabilities included in the Consolidated Statements of Financial Position and related activity in the Consolidated Statements of Profit and Loss and Consolidated Statements of Cash Flows include the following:

Leases in the Consolidated Statements of Financial Position

($000s)	2022	2021
Balance at January 1	$373	$1,058
Additions	1,575	158
Accretion of interest	33	31
Payments	(437)	(874)
Balance at December 31	1,544	373
Non-current	1,142	11
Current	402	362
Total lease liabilities	$1,544	$373

11. Accounts receivable

Accounts receivable, trade, includes amounts billed and currently due from customers. The amounts due are stated at their estimated realizable value. The Company’s payment terms vary by the type and location of its customers and the products or services offered, although terms generally include a requirement of payment within 30 to 60 days. When necessary, the Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, based on assessments of customers’ credit-risk profiles and payment histories. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company does not require collateral from its customers, although there have been circumstances when the Company has required cash in advance (i.e., a partial down-payment) to facilitate orders in excess of a customer’s established credit limit. To date, such amounts have not been material.

The balances reported as Accounts receivable, other, consist primarily of amounts due to the Company associated with Value Added Tax refund activity and amounts due to the Company from governments associated with approved research and development grants.

Balances of accounts receivable at December 31, 2022, and December 31, 2021, are as follows:

Year ended December 31, 2022

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 Months	Total
Accounts receivable, trade	$1,349	$—	$—	$1,349
Accounts receivable, other	198	33	698	929
Total	$1,547	$33	$698	$2,278

Year ended December 31, 2021

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 Months	Total
Accounts receivable, trade	$801	$0	$0	$801
Accounts receivable, other	133	31	539	703
Total	$934	$31	$539	$1,504

There were no provisions for bad debts at December 31, 2022, and December 31, 2021.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

12. Accounts payable and other financial liabilities

The Company did not have any liabilities at December 31, 2022, or December 31, 2021, which represented debt to financial institutions. The Company’s monetary liabilities at December 31, 2022, and December 31, 2021, were as follows:

Year ended December 31, 2022

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	Total
Non-current lease liabilities	$—	$—	$—	$1,142	$1,142
Accounts payable	1,540	—	—	—	1,540
Current lease liabilities	125	105	172	—	402
Other liabilities	838	1,400	459	—	2,697
Total	$2,503	$1,505	$631	$1,142	$5,781

Year ended December 31, 2021

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	Total
Non-current lease liabilities	$—	$—	$—	$11	$11
Accounts payable	685	—	—	—	685
Current lease liabilities	132	107	123	—	362
Other liabilities	1,640	251	588	371	2,850
Total	$2,457	$358	$711	$382	$3,908

Other current liabilities include accruals for earned compensation, earned vacation days not taken, potential employer’s tax on share-based compensation, and accruals for goods and services received but not yet invoiced by the supplier.

The estimated employer’s payroll tax liability related to share-based compensation amounted to $24 on December 31, 2022, and $371 on December 31, 2021. It will be due only when the associated subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s payroll tax.

Interest expense including interest on lease liabilities in the Consolidated Statement of Profit and Loss in Finance expense was $33 in 2022 and $31 in 2021.

IDEX had no other significant current or non-current monetary obligations at the end of 2022 or 2021. Also, the Company had no contingent liabilities at the end of 2022 or 2021.

13. Inventory

Inventories consist of raw materials, work in process, and finished goods. Materials and components purchased for use in research and development activities are expensed at the time of purchase and excluded from inventory. Inventory is recorded at the lower of cost and net realizable value, less impairment, if any. Impairment is assessed quarterly, based on management’s estimates of future consumption of inventories by category.

	December 31,
	2022			2021
($000s)	Cost	Reserves	Net	Cost	Reserves	Net
Raw materials	$2,280	$—	$2,280	$562	$—	$562
Work in progress	1,486	—	1,486	107	—	107
Finished goods	812	(130)	681	570	(5)	565
Total Inventory	$4,577	$(130)	$4,447	$1,239	$(5)	$1,234

In 2022, 2021, and 2020, materials with values of $154, $124, and $32 respectively, were consumed in new product development and charged to development expense.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

14. Cash and cash equivalents

USD-valued cash and cash equivalent balances by currency were as follows:

	Year Ended December 31,
($000s)	2022	2021
Denominated in USD	$14,917	$28,217
Denominated in NOK	990	3,707
Denominated in GBP	128	978
Denominated in CNY	90	857
Total	$16,124	$33,759

Of the amounts above, employees’ withheld payroll tax deposits amounted to $26 and $31 at the end of 2022 and 2021, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities have not been included in cash equivalents.

15. Share capital and Share Premium

There is one class of shares, and all such Ordinary Shares have equal rights. The par value of an Ordinary Share is NOK 0.15 per share. IDEX does not hold any of its own Ordinary Shares.

During the years ended December 31, 2022 and December 31, 2021, the Board of Directors approved the transfer of $18.0 million and $46.0 million, respectively, of Share Premium to absorb uncovered losses as allowed under Norwegian law. As a result, Share Premium has been reduced by a cumulative amount of $287.5 million as of the year ended December 31, 2022 and $269.5 million as of the year ended December 31, 2021 against Capital Reduction Reserve. The transfer has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Number of Ordinary Shares
Balance at December 31, 2020	832,146,748
Private placement of Ordinary Shares on February 15	83,214,674
Share issue (exercise of subscription rights)	1,767,606
Share issue (in lieu of Board compensation)	535,583
Private placement of Ordinary Shares on November 12	89,777,824
Share issue (Employee Share Purchase Plan)	2,946,019
Balance at December 31, 2021	1,010,388,454
Share issues (Employee Share Purchase Plan)	4,947,546
Share issue (exercise of subscription rights)	990,584
Private placement of Ordinary Shares on November 16	150,000,000
Balance at December 31, 2022	1,166,326,584

Costs related to share issuance have been charged against equity and amounted to $737 in 2022, $2,827 in 2021, and $689 in 2020.

16. Share-based compensation

Subscription rights plans

IDEX follows the practice of renewing its subscription rights plan at each Annual General Meeting, when the preceding plan is closed for further grants and a new plan is established. On May 12, 2022, at the Annual General Meeting, the shareholders resolved to adopt the 2022 Subscription Rights Incentive Plan (the “2022 Plan”). The Board is responsible for administration of subscription rights plans and approves grants under the plans and the terms of each grant.

Under the 2022 Plan, the Board may grant up to 101,254,865 subscription rights, provided the total number of grants does not exceed 10 percent of the number of registered (i.e., issued and outstanding) Ordinary Shares.

Subscription rights may be granted to employees and individuals rendering services to the Company. The exercise price shall be, at a minimum, the higher of the average closing price of an Ordinary Share, as reported on the Oslo Børs, for the ten trading days preceding the date of the grant, or the closing price of an Ordinary Share, as reported on the Oslo Børs, on the trading day preceding the date of the grant. Unless resolved otherwise by the Board, 25% of each grant of subscription rights vests per year. The annual vesting dates are the latest of

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights expire on the fifth anniversary of the Annual General Meeting at which the shareholders resolved to establish the plan under which the subscription rights were granted. Unvested subscription rights terminate on the holder’s last day of employment or, in the case of non-employees, the last day of the individual’s service to the Company. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment or, in the case of non-employees, the last day of the individual’s service to the Company. There are no cash settlement alternatives for exercising subscription rights.

The fair value of the subscription rights granted is calculated, for recognition of share-based compensation expenses, using the Black-Scholes option pricing model, applying the following assumptions:

	Year Ended December 31,
	2022	2021	2020
Exercise price (NOK)	1.03 – 2.08	2.38 – 3.10	1.10 – 1.80
Weighted average exercise price per share	1.54	2.53	1.62
Weighted average share price at date of grant	1.42	2.45	1.42
Expected term (years)	4.45	4.62	4.77
Weighted average term (years)	3.27	3.35	2.96
Share price volatility (percent)	72 – 100	85 – 112	78 – 113
Risk-free interest rate	2.653%	0.983%	0.354%
Expected dividend payment	-	-	-
Forfeiture	None	None	None

Replacement of subscription rights

On June 17, 2020, the Board approved a subscription rights replacement program whereby eligible employees could exchange existing subscription rights, granted under Subscription Rights Incentive Plans from 2016 to 2018, that were of no value, with new subscription rights granted under the 2020 Subscription Rights Incentive Plan. On October 2, 2020, a combined total of 25,962,800 subscription rights under the Company’s 2020 Subscription Rights Incentive Plan were granted at an exercise price of NOK 1.71 per share. The subscription rights vest by 1/3 on each of April 15, 2021, 2022, and 2023, and expire on May 15, 2025.

Subscription rights outstanding at year end

Subscription rights activity	2022		2021
	Number of Subscription Rights	Weighted Average Exercise Price (NOK)	Number of Subscription Rights	Weighted Average Exercise Price (NOK)
Outstanding as of January 1	71,756,399	1.84	56,344,093	1.66
Granted	19,342,900	1.54	21,885,200	2.53
Exercised	(930,184)	0.29	(1,767,879)	1.33
Forfeited	(8,987,484)	2.25	(3,165,015)	1.97
Expired	(75,000)	8.42	(1,540,000)	5.22
Outstanding as of December 31	81,106,631	1.74	71,756,399	1.84

Subscription rights exercisable as of December 31	36,416,302	1.65	18,657,117	1.59

	Number of Subscription Rights	Weighted Average Fair Value (NOK) per Subscr. Right	Number of Subscription Rights	Weighted Average Fair Value (NOK) per Subscr. Right
Subscription rights granted in the year	19,342,900	0.82	21,885,200	1.51

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Composition of outstanding and exercisable subscription rights at December 31, 2022

Outstanding Subscription Rights					Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.49	3,486,882	0.15	1.36	0.00	3,486,882	0.15	1.35
0.50 - 0.99	720,800	0.71	1.36	0.22	515,600	0.71	0.97
1.00 - 1.49	16,507,000	1.14	3.34	1.48	2,759,850	1.11	0.68
1.50 - 1.99	36,300,174	1.70	2.15	0.16	24,589,220	1.70	1.42
2.00 - 2.49	17,218,050	2.28	3.37	1.27	2,732,625	2.40	0.87
2.50 - 2.99	5,412,900	2.65	3.37	1.34	1,353,225	2.65	0.84
3.00 - 4.99	960,825	3.34	1.96	0.48	479,200	3.52	0.79
5.00 - 9.99	500,000	5.10	0.36	0.00	500,000	5.10	0.35
Total	81,106,631	1.74	2.68	0.74	36,416,602	1.65	1.27

Composition of outstanding and exercisable subscription rights at December 31, 2021

Outstanding Subscription Rights					Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.50	4,330,366	0.15	2.36	0.04	2,165,186	0.15	2.36
0.50 - 1.00	720,800	0.71	2.36	1.29	310,400	0.71	2.36
1.00 - 1.50	5,542,500	1.11	2.36	1.04	1,385,625	1.11	2.36
1.50 - 2.00	38,760,433	1.70	3.14	0.96	14,045,131	1.69	3.14
2.00 - 3.00	20,588,700	2.51	4.24	2.04	—	—	4.24
3.00 - 5.00	1,238,600	3.29	3.05	1.32	175,775	3.94	3.05
5.00 - 10.00	575,000	5.53	1.23	0.00	575,000	5.53	1.23
Total	71,756,399	1.84	3.32	1.22	18,657,117	1.59	3.32

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) is revolved each year at the Annual General Meeting. The current ESPP was approved by shareholders at the 2022 Annual General Meeting. Under the ESPP, an IDEX employee based in Norway, the United Kingdom, or the United States may contribute up to 20% (subject to statutory limits) of his or her annual base salary, through payroll deductions, toward periodic purchases of newly issued Ordinary Shares. Under the ESPP, an option for the purchase of an Ordinary Share is granted to a participating employees on the first day of a 6-months' “offering period” to purchase new issued Ordinary Shares at the end of that offering period at a purchase price equal to 85% of the lesser of the fair market value, based on the closing price of an Ordinary Share reported by the Oslo Børs, on either the first day or the last day of that offering period. The offering periods occur from March through August, and from September through February. The shares are not restricted.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code, thereby affording certain tax advantages to employees who are taxpayers in the United States. There are no tax advantages for ESPP participants who are taxpayers in Norway or the United Kingdom.

The share-based remuneration cost of the ESPP is calculated at the start of each contribution period, and amortized over that period. The cost is based on the contribution amount and amounts to the discount of 15% at the beginning of the period, plus the option value of an 85% call and 15% put option granted at the beginning of the period. The option value is based on a Black-Scholes option pricing model applying prevailing interest rates and share price volatility at the beginning of the period.

ESPP cost calculation parameters	September 1, 2022	March 1, 2022	September 1, 2021
Expected contribution amount (NOK 1,000)	2,025	2,307	3,009
Share price on start date (NOK per share)	0.83	1.96	2.65
Share price volatility	68%	66%	64%
Risk-free interest rate	2.82%	0.95%	0.25%
Expected dividend payment	—	—	—
Expected number of shares	2,854,899	1,385,049	1,335,810
Share-based compensation cost per expected share	0.32	0.75	1.01

In the two offering periods completed within 2022, an average of 43 employees (2021: 53) participated in the ESPP and purchased a total of 4,947,546 Ordinary Shares at a weighted average price of NOK 1.08 (2021: 2,946,019 shares at average NOK 2.00 per share).

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

17. Related party transactions

The Company’s significant shareholders, Board members, and management, as well as their related parties, are considered related parties of the Company.

Compensation of key management is disclosed in Note 4 – Compensation and benefits.

Board compensation

Board compensation is paid in arrears after being approved by the shareholders, generally at the Annual General Meeting. The following amounts were paid in 2022, 2021 and 2020:

	Year Ended December 31, 2022
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$53	$—	$53
Lawrence J. Ciaccia, Board deputy chair	53	—	53
Deborah Davis	68	—	68
Hanne Hovding	55	—	55
Annika Olsson	44	—	44
Thomas M. Quindlen	55	—	55
Stephen A. Skaggs	62	—	62
	$390	$—	$390

	Year Ended December 31, 2021
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$59	$—	$59
Lawrence J. Ciaccia, Board deputy chair	28	33	61
Deborah Davis	67	—	67
Hanne Hovding	52	—	52
Annika Olsson	—	—	—
Thomas M. Quindlen	2	32	34
Stephen A. Skaggs	4	58	62
	$212	$123	$335

	Year Ended December 31, 2020
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$40	$—	$40
Lawrence J. Ciaccia, Board deputy chair	38	—	38
Deborah Davis	10	36	46
Hanne Hovding	32	—	32
Stephen A. Skaggs	4	34	38
	$124	$70	$194

Outstanding subscription rights awarded to members of the Board under the Company’s subscription rights plans have the following expiration dates and exercise prices. For further information describing these plans, see Note 16 – Share-based compensation.

			Subscription rights outstanding as of December 31,
Grant Date	Expiration Date	Exercise Price (NOK per share)	2022	2021	2020
June 17, 2020	May 15, 2025	1.71	600,000	600,000	600,000

The subscription rights granted on August 15, 2018, were replaced by the grant on June 17, 2020, as part of an exchange of subscription rights approved at the 2020 Annual General Meeting. This exchange was offered to all eligible holders.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

Related party transactions

Morten Opstad, Board chair, is a partner at Advokatfirmaet Ræder AS, the Company’s primary law firm, which provided services to the Company resulting in charges of $234 in 2022, $338 in 2021, and $477 in 2020.

Lawrence J. Ciaccia, who was elected to the Board at the Annual General Meeting on May 12, 2015, has served on the Company’s Strategy Advisory Council ("SAC") since January 2014. The SAC was discontinued effective June 30, 2022. From time to time, Mr. Ciaccia also provides consulting services to IDEX. The fees paid to Mr. Ciaccia for his services totaled $58 in 2022, $65 in 2021, and $65 in 2020.

In connection with our November 2022 private placement, we entered into a share lending agreement with three shareholders in order to facilitate settlement of the new shares in the private placement. As a fixed fee for the share lending, each lender received a fee equaling 5% per annum of the sum of the subscription price per new share in the private placement multiplied by the number of borrowed shares lent by the respective lender. In total, we paid approximately $14 thousand under the share lending agreement with approximately $6 thousand paid to Sundt AS and approximately $4 thousand each paid to Sundvall Holding AS and Mr. Robert Keith.

There were no overdue balances with any related parties at the end of 2022, 2021 or 2020.

18. Other Operating Expenses

	Year Ended December 31,
($000s)	2022	2021	2020
Sales and marketing activities	$2,840	$1,387	$764
Legal, audit, accounting and other services	2,073	2,332	2,906
IT expenses	1,894	2,047	1,621
Travel expenses	230	132	125
Other operating expenses	1,364	1,449	520
Total other operating expenses	$8,402	$7,347	$5,936

Auditor remuneration

The following table sets out the aggregate fees related to professional services rendered by the Company’s independent auditor, Ernst & Young AS (“EY”), for the calendar years 2022, 2021, and 2020:

	Year Ended December 31,
($000s)	2022	2021	2020
Audit services	$447	$352	$235
Audit-related services	43	22	8
Tax services	7	7	0
Other services	4	24	12
	$501	$405	$255

Audit services represents the fees for the audit that must be performed by EY in order to issue an opinion on the Company’s consolidated financial statements and to issue reports on the Company’s statutory financial statements. The definition also includes fees for certain other audit services, which are services only the designated independent auditor reasonably can provide, such as the auditing of non-recurring transactions, the application of new accounting policies, and limited reviews of quarterly financial results.

Audit-related services represents fees for other assurance and related services provided by EY, but not limited to those that only reasonably can be provided by EY, which are reasonably related to the performance of the audit.

Tax services represent fees, approved by our Audit Committee, for tax services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

Other services represent other fees, approved by our Audit Committee, for services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

IDEX Biometrics ASA Annual Report 2022	Consolidated Financial Statements and Notes

19. Subsequent Events

The Board resolved on February 21, 2023, to grant 1,423,800 incentive subscription rights to five new employees and individual contractors. The grant was made under the Company’s 2022 Subscription Rights Incentive Plan. The exercise price of the subscription rights is NOK 0.72 per share. The grants vest by 25% per year and expire on May 15, 2027. Following the grants, there were 82,065,247 subscription rights outstanding.

The Board resolved on February 28, 2023, to issue 2,648,336 Ordinary Shares at NOK 0.71 per share to employees participating in the Company’s ESPP.

There have been no events between December 31, 2022, and the date of these financial statements that have had any material impact on the Company’s results for 2022, or the value of the Company’s assets and liabilities as of December 31, 2022.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

PARENT COMPANY SEPARATE FINANCIAL STATEMENTS

IDEX Biometrics ASA

Parent Company Separate Statements of Profit and Loss

(In thousands, except per share amounts)

		Year Ended December 31,
	Note	2022	2021
Revenue:
Product		$3,889	$2,837
Service		203	3
Total revenue	2	4,091	2,840
Operating expenses:
Cost of materials, net of inventory change		3,244	1,254
Compensation and benefits	3	2,906	4,038
Research and development	4, 5, 6	16,079	25,301
Other operating expenses	7, 21	10,943	9,383
Amortization and depreciation	9, 10, 11	599	600
Total operating expenses		33,771	40,575
Loss from operations		(29,679)	(37,735)
Finance income	19	544	1,705
Finance cost	19	(1,888)	(2,859)
Loss before tax		(31,023)	(38,889)
Income tax expense	8	—	—
Net loss for the year		$(31,023)	$(38,889)
Loss per share, basic and diluted	15	$(0.03)	$(0.04)

Statements of Comprehensive Income

	Year Ended December 31,
	2022	2021
Net loss for the year	$(31,023)	$(38,889)
Other comprehensive income that may be
reclassified to profit (loss) in subsequent periods:	—	(9)
Total comprehensive income (loss) for the period (net of tax)	$(31,023)	(38,898)

The accompanying notes are an integral part of these financial statements.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

IDEX Biometrics ASA

Parent Company Separate Statements of Financial Position

(In thousands, except share numbers and per share amounts)

		December 31,
	Note	2022	2021
Assets
Non-current assets:
Goodwill	9	$968	$968
Intangible assets	9	1,488	1,965
Property, plant and equipment	10	367	463
Right-of-use assets	11	62	12
Shares in subsidiaries	1, 12	1,749	1,749
Non-current receivables	18	7	8
Total non-current assets		4,641	5,165
Current assets:
Prepaid expenses	18	562	469
Inventory	20	4,447	1,234
Accounts receivable, other	18	465	726
Accounts receivable, trade	18	1,349	801
Receivables from group companies	18	7,597	6,101
Cash and cash equivalents	13	14,242	30,298
Total current assets		28,663	39,629
Total assets		$33,304	$44,795

The accompanying notes are an integral part of these financial statements.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

		December 31,
	Note	2022	2021
Equity and liabilities
Share capital (NOK 0.15 par value per share, 1,166,326,584 and 1,010,388,454 shares issued and outstanding at December 31, 2022 and 2021, respectively)		$22,762	$20,410
Share premium		4,036	9,452
Share-based payment		23,575	21,414
Capital reduction reserves		287,500	269,500
Accumulated loss		(312,369)	(281,345)
Total equity		25,505	39,431
Non-current liabilities:
Non-current lease liabilities	11	13	—
Total non-current liabilities		13	—
Current liabilities:
Accounts Payable	19	1,400	640
Payables to group companies	19	5,057	3,314
Current lease liabilities	19	46	10
Public duties payable		98	89
Other current liabilities	19	1,185	1,311
Total current liabilities		7,786	5,364
Total liabilities		7,799	5,364
Total equity and liabilities		$33,304	$44,795

The accompanying notes are an integral part of these financial statements.

April 26, 2023

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad Morten Opstad Chair	/s/ Lawrence John Ciaccia Lawrence John Ciaccia Deputy chair	/s/ Deborah Lee Davis Deborah Lee Davis Board member
/s/ Hanne Høvding Hanne Høvding Board member	/s/ Annika Olsson Annika Olsson Board member	/s/ Thomas Quindlen Thomas Quindlen Board member
/s/ Stephen Andrew Skaggs Stephen Andrew Skaggs Board member		/s/ Vincent Arthur Graziani Vincent Arthur Graziani CEO

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

IDEX Biometrics ASA

Parent Company Separate Statements of Changes in Equity

(In thousands)

	Share capital	Share premium	Share-based payment	Foreign currency translation effects	Capital reduction reserve *	Accumulated loss *	Total equity
Balance at January 1, 2021	$17,251	$3,608	$18,664	$(11,630)	$223,500	$(230,817)	$20,576
Allocation at change of functional currency				11,630		(11,630)	—
Share issuance	3,107	51,205	—	—	—	—	54,312
Share-based compensation	52	639	2,750	—	—	—	3,441
Loss for the year	—	—	—	—	—	(38,889)	(38,889)
Transfer of share premium	—	(46,000)	—	—	46,000	—	—
Other comprehensive income	—	—	—	—	—	(9)	(9)
Balance at December 31, 2021	20,410	9,452	21,414	—	269,500	(281,346)	39,431
Share issuance	2,273	12,103	—	—	—	—	14,376
Share-based compensation	79	481	2,161	—	—	—	2,721
Loss for the year	—	—	—	—	—	(31,023)	(31,023)
Transfer of share premium	—	(18,000)	—	—	18,000	—	—
Other comprehensive income	—	—	—	—	—	—	—
Balance at December 31, 2022	$22,762	$4,036	$23,576	$—	$287,500	$(312,369)	$25,505

*Refer also to Note 1: Organization, basis of presentation, and significant accounting policies and Note 15: Share capital and share premium.

The accompanying notes are an integral part of these financial statements.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

IDEX Biometrics ASA

Parent Company Separate Statements of Cash Flow

(In thousands)

		December 31,
	Note	2022	2021
Operating activities
Profit (loss) before tax		$(31,023)	$(38,889)
Amortization and depreciation expense	9, 10, 11	599	600
Share-based compensation expense		2,721	2,751
(Increase) in inventories		(3,213)	(375)
(Increase) in accounts receivable		(2,045)	(314)
Increase in accounts payable		2,503	120
Change in other working capital items		(1)	4,989
Other operating activities		(1,435)	(1,190)
Interest paid		(2)	(1)
Other financial items		1,346	1,154
Net cash flow from operating activities		(30,549)	(31,156)
Investing activities
Purchases of property, plant and equipment	9, 10, 11	(2)	(2)
Repayments on loans to subsidiaries		1	1,050
Interest received		92	38
Net cash flows from investing activities		91	1,086
Financing activities
Net proceeds from issue of shares	15, 16	14,376	54,992
Payment of principal portion of lease liabilities	11	25	(29)
Net cash flow from financing activities		14,401	54,963
Net change in cash and cash equivalents		(16,056)	24,892
Opening cash and cash equivalents balance		30,298	5,406
Cash and cash equivalents at December 31	13	$14,242	$30,298

The accompanying notes are an integral part of these financial statements.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

NOTES TO PARENT COMPANY SEPARATE FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

1. Organization, basis of presentation, and significant accounting policies

IDEX Biometrics ASA and its wholly-owned subsidiaries (collectively, “IDEX” or the “Company”) specialize in the design, development, and sale of fingerprint authentication solutions. The Company’s fingerprint authentication solutions are used primarily in contactless smart cards, including financial payment cards, access control cards, and card-based devices for the storage of digital currencies.

IDEX Biometrics ASA, the parent company, is a public limited liability company incorporated in 1996 in Norway. The address of the head office is Dronning Eufemias gate 16, NO-0191 Oslo, Norway. The Company’s Ordinary Shares, representing the only class of equity securities issued and outstanding, are listed on the Oslo Børs, the stock exchange in Oslo, Norway, under the ticker symbol IDEX. The Company’s American Depositary Shares (“ADSs”), each ADS representing 75 Ordinary Shares, are listed on Nasdaq, under the ticker symbol IDBA.
IDEX is comprised of the Norwegian parent company and its subsidiaries in the United States (IDEX Biometrics Holding Company Inc. and IDEX Biometrics America Inc. (together, “IDEX America”)), the United Kingdom (IDEX Biometrics UK Ltd. (“IDEX UK”)), and China (IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”)). The parent company is the owner of all intellectual property of IDEX and is the contractual party to all customer and manufacturing partner agreements. All sales are generated by the parent company. The subsidiaries provide various services to the parent company, mainly associated with engineering, supply-chain administration, and customer service functions.

IDEX Biometrics ASA prepares its Financial Statementson a historical cost basis, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The financial statements are presented in U.S. Dollars (“USD”), and all values are rounded to the nearest thousand ($000), except when otherwise indicated. As of January 1, 2020, the parent company changed its presentation currency from the Norwegian Krone (“NOK”) to USD, and, as of January 1, 2021, the parent company changed its functional currency from NOK to USD. The change of functional currency from NOK to USD, was determined by to be appropriate, given that the parent company’s operational transactions had come to be primarily dominated in USD.

During the year ended December 31, 2022, the Company revised its classification related to the presentation of Capital Reduction Reserve to reflect the legal decision of the absorption of historical accounting losses into Share Premium. Previously, the Company presented transfer of Share premium to absorb losses as a component of Accumulated Loss. The Company changed its presentation to reflect the amount of transfer losses to Share Premium separately from accumulated losses on the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity. The Company has applied this change to all periods.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. From its inception through December 31, 2022, IDEX has incurred significant operating losses and has reported negative cash flows from operations. As of December 31, 2022, the Company has accumulated losses of $303,401. The Company has no debt to financial institutions. Net equity amounted to $22,841 and the consolidated statement of financial position solvency amounted to $13,370 at the end of 2022. The Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The future viability of the Company beyond that point is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations.

The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

Based on its recurring losses from operations incurred since inception, expectation of continuing losses for the foreseeable future and need to raise additional capital to finance its future operations, the Company has concluded that there is significant doubt about its ability to continue as a going concern.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitment in the ordinary course of business.

IDEX Biometrics ASA is the parent company in the IDEX group. The Consolidated Financial Statements of IDEX Biometrics ASA including its subsidiaries are published separately.

The parent company separate financial statements for the year ended December 31, 2022 were approved by the board on April 26, 2023.

Significant accounting policies

Accounting policies that are significant to the Company’s results and financial position are discussed below.

The statements of profit and loss are presented by the nature of expense. The cash flow statements are presented by the indirect method.

There have not been any changes to the Company's accounting policies applied in the financial statements for 2022 compared to those applied in the annual financial statements for 2021.

Accounting estimates, based on the use of judgment and assumptions

The application of certain accounting standards requires estimates based on considerable judgment and assumptions that may involve high levels of uncertainty at the time the estimates are made. Estimates are continually evaluated,. Assumptions are based on historical experience and other factors, including expectations of future events and parameters that are believed to be reasonable under the circumstances. Actual outcomes may deviate from estimates.

Changes in estimates and deviations between estimated result and actual outcome may have a material influence on the financial statements in the periods when estimates or assumptions are changed or when uncertainty is resolved. The following represent the most significant accounting items based on estimates, based on management's judgment and assumptions.

Goodwill

Goodwill represents the future economic value of assets acquired in a business combination above the separately recorded values of the assets. Subsequent impairment testing involves quantitatively comparing the recorded value to the estimated value of the business unit to which the goodwill is assigned. The estimate is based on judgments of when and whether there will be an economic benefit from the business unit, and assumptions about the amounts. As of December 31, 2022, such comparison indicated the carried value of goodwill was appropriate, and no impairment was recorded.

Intangible assets

IDEX’s patents and other intellectual property rights created by the Company are capitalized and recorded in the Consolidated Statements of Financial Position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2022, 2021, or 2020.

Acquired intangible assets are capitalized initially at fair value, normally the purchase price. Intangible assets are amortized over their useful economic lives. An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. An intangible asset’s carrying amount is compared to the asset's recoverable amount. The recoverable amount is the higher of the fair value (less costs to sell to an independent third party) or the calculated value based on the discounted estimated cash flow from continued use. The estimate is based on judgments of when and whether there will be an economic benefit from the asset, and assumptions about the amounts. As of December 31, 2022, the Company determined that there were no indicators of impairment, and no impairment was recorded.

Inventory

Inventories consist of raw materials, work in process, and finished goods. Inventory is recorded at the lower of cost and net realizable value. Impairment is assessed quarterly, based on management’s judgment of when and whether the inventory may be sold, and assumptions about the sales price and selling costs. The estimate is uncertain, because timing of sales are subject to many risks. Selling prices are uncertain in the market for IDEX's products. Reselling components or other commodity raw materials at any value may not be easily achieved, and elements of work in progress and finished goods, if impaired (i.e., considered excess or obsolete inventory), generally have no resale value and are held for disposal.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Share-based compensation

IDEX estimates the fair value of incentive subscription rights (“SRs”) at the grant date by using the Black-Scholes option pricing model, and record share-based remuneration cost over the vesting period of the SRs. The valuation is based on share price and exercise price, share price volatility, interest rates, and the expected term of the SRs, based on historical data. The parameters may in the future deviate from the historical observations. The accrued cost of the Company’s employment taxes associated with the earned intrinsic value of the SRs will vary with share price, which is a highly unpredictable parameter.

IDEX estimates the fair value of the Employee Share Purchase Plan (“ESPP”) at the grant date, i.e. the first date of the contribution period, by using the Black-Scholes option pricing model. The share-based compensation is expensed over the contribution period. The valuation is based on share price and exercise price, share price volatility, interest rates, and the term of the contribution period. The parameters may in the future deviate from the historical observations.

Climate Change

As of December 31, 2022, the possible future financial impact to the Company resulting from climate change is uncertain. Given the nature of the Company’s operations and products, the Company believe any such impact not to be material. The Company is monitoring current and expected climate change effects, as well as measures considered or implemented by government and industry, in order to minimize any negative impact and to take advantage of any favorable opportunities that may arise.

COVID-19

The COVID-19 pandemic, including the global emergence of new variants, continues to cause business and economic uncertainties. The full impact of COVID-19 on the Company’s business, results of operations, and financial condition may depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted. The Company will continue to monitor the evolving situation and will assess modifying its response to the pandemic, as well as any relevant implications for its operations or financial reporting.

The Company has not experienced significant delays in its development projects, and it has not incurred additional costs as a result of its response to the pandemic. Disruption of supply chains, particularly the semiconductor supply chain, has been attributed to the pandemic. While the Company did not experience supply chain disruptions that were material to its operations or financial results during 2021 or 2022, operational planning and management of inventory levels were challenging, given uncertainties associated with vendor capacity availability and allocations to the Company of such capacity. Because management expects such uncertainties will continue through 2023, the Company may place orders for, and hold balances of, inventory at higher levels than would be expected if such uncertainties did not exist.

Management believes the pandemic has had an adverse influence on the timing of activities of smart card manufacturers and issuers, including delaying product development and the initiation of trials and pilots involving smart cards incorporating our fingerprint authentication solutions.

Financial risks

IDEX emphasizes capital preservation and liquidity in managing its cash, which is held in bank accounts, which are denominated in USD, NOK, GBP, and CNY.

Short-term capital requirements include funding operating losses and supporting net working capital requirements. Reflecting the Company’s operating model, investments in property, plant, and equipment are modest, and have been funded with proceeds from issuance of the Company’s Ordinary Shares. IDEX has been funded through the issuance of Ordinary Shares since it was established in 1996.

The current cash position and financial forecasts indicate that in 2023, the company will need significant funding in the form of equity injection, debt or other. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements.

Interest Rate Risk

As of December 31, 2022, IDEX had cash of $16.1 million. The Company’s exposure to interest rate sensitivity is influenced primarily by changes in the underlying bank interest rates in the various currencies. IDEX’s cash is held in bank accounts, all of which are considered highly liquid. Accordingly, an immediate one percentage point change in interest rates would not have a material effect on the fair market value the Company’s cash accounts. As the Company has no debt to financial lenders, it is not exposed interest rate risks associated with variable rate debt. In calculating the recorded and carrying values of leases, interest rates are a variable in the calculations of these values, but do not represent a meaningful level of risk of material changes in these values.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Currency Risk

The Company’s trading transactions are commonly denominated in U.S. Dollars (“USD”), which is the Company’s consolidation and presentation currency. The functional currency of the parent company, IDEX Biometrics ASA, is USD, while the functional currencies of the subsidiaries are the currency in their respective domiciles. The Company incurs a portion of its expenses in other currencies than the USD, primarily British Pounds (“GBP”), Norwegian Krone (“NOK”), Euro ("EUR"), and Chinese Yuan (“CNY”). The Company's cost level is exposed to changes in the rates of exchange between the USD and these currencies. IDEX seeks to minimize this exposure by maintaining currency cash balances at targeted levels appropriate to meet foreseeable short-term expenses in these other currencies. The Company does not use forward exchange contracts or other hedging strategies to manage exchange rate exposure. Excess cash balances are generally held in USD-denominated accounts.

In addition to USD, the parent company holds bank deposits in NOK and GBP; receivables in NOK, GBP and EUR; and payables in NOK, GBP and EUR. A 10% change in the relative value of USD to NOK would not have had a material effect on the carrying value of the Company’s net financial assets and liabilities in foreign currencies at December 31, 2022 and December 31, 2021. The same applies to the value of USD to CNY or EUR. A 10% increase in the value of the GBP relative to the USD would have had a corresponding effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2022 of approximately $750 thousand.

Credit and Liquidity Risk

IDEX extends customary credit terms to customers, reflecting its assessment of their individual creditworthiness. The Company does not believe it was exposed to significant credit risk associated with its Accounts receivable, trade, balance as of December 31, 2022. (See Note 11 – Accounts receivable.) If revenue continues to increase, such balances from a broadening customer base will expand, potentially increasing the Company’s exposure to credit risk.

As of December 31, 2022, the parent company had extended advances to IDEX UK denominated in GBP, in the equivalent to $7,597. It is expected that IDEX UK will eventually repay these advances.

The Company believes it faces minimal risk on its cash position, as IDEX’s cash is on deposit with reputable, regulated banks. The Company has no debt to financial institutions.

The balance sheet solvency, excluding intercompany items, amounted to $13,328 at December 31, 2022. The Company aims to increase revenue generation through sales of its products, however, it does not currently have the cash resources to fully meet its operating commitments for the next twelve months. This cast significant doubt on the Company’s ability to continue as a going concern.

Other accounting policies

Equity

Equity is comprised of the following:

•
Share capital: comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under the Norwegian Public Limited Liability Companies Act (the “PLCA”) (refer to Note 15: Share capital).
•
Share premium: comprised of: (1) the amount received attributable to Share capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase and; (3) transfers into the Capital Reduction Reserve, (refer to Note 15: Share Capital and Share Premium).
•
Share based payment: comprised of cost of share-based payment.
•
Foreign currency translation effects: comprised of currency translation difference on equity at historical rate vs. equity at conversion date rate at implementation of USD as functional currency.
•
Capital reduction reserve: comprised of the absorption of accumulated losses of the Company by the Share premium, as resolved by the Company’s Board of Directors (refer to Note 15: Share capital).
•
Accumulated loss: is comprised of cumulative historical losses of the Company.

Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer, in an amount reflecting the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes incurred concurrent with revenue producing activities are excluded from revenue.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Shipping and handling charges to customers are included in revenue, and costs associated with outbound freight after control over a product has transferred to a customer are accounted for as revenue reductions.

The Company’s primary source of revenue comes from the sale of its products, which principally are biometric fingerprint modules, consisting of a sensor and an ASIC (i.e., application-specific integrated circuit) in a single package. Each module also contains embedded software. The hardware and the embedded software are interdependent, in that each needs the other to provide the intended fingerprint authentication function to the customer. The primary customers for the Company’s products are smart card manufacturers and similar solution integrators. The Company currently does not utilize stocking distributors for the resale of its products.

The Company, from time to time, licenses its intellectual property under right to use licenses, in which royalties due to the Company are based upon a percentage of the licensee’s sales and/or unit volumes. For the years ended December 31, 2022 and 2021, the Company recognized no revenue from licensing its intellectual property.

Certain contracts with customers contain multiple performance obligations, which typically may include a combination of non-recurring engineering (“NRE”) services, prototype units, and production units. For these contracts, if the individual performance obligations are distinct, they are accounted for separately. Generally, the Company has determined the NRE services and prototype units represent one distinct performance obligation, and the production units represent a separate distinct performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price, based on prices charged to other customers or based on expected cost plus a customary profit margin. The Company generally recognizes revenue for NRE services and prototype units at the point in time when a defined milestone under the arrangement is completed and control is transferred to the customer, which is generally the shipment or delivery of the prototype units. Revenue for production units is recognized upon shipment or delivery, consistent with product revenue recognition summarized above.

The Company also recognizes revenue from contracts with customers associated with the delivery of certain services, ranging from standalone NRE to advisory services. Generally, these contracts include a single performance obligation (i.e., service element), and revenue is recognized upon the completion of the defined service element and final acceptance by the customer of the project deliverable, if any. However, revenue from services may be recognized over time, if recognition of multiple service elements is based on completion of substantive and results-based contractual milestones, and acknowledgement by the customer of such completion.

The Company does not have material obligations or reserves for warranties, returns, or customer refunds. There were no contract asset or contract liability balances at December 31, 2020, 2021 or 2022.

Cost of materials, net of inventory change

Cost of materials, net of inventory change, primarily consists of the costs of raw materials, contract manufacturing, and transportation associated with production and storage of products for sale to customers, net of inventory change.

Foreign currencies

The functional currency of IDEX Biometrics ASA is USD, and the USD is also the presentation currency. Transactions involving the translation to USD of values denominated in foreign currencies are classified as monetary or non-monetary, thereby defining the measurement and recognition of foreign currency translation gains and losses applicable to a transaction.

Monetary assets and liabilities generally have values fixed by explicit or implicit contract. Examples include bank deposits, debt, accounts receivable, and accounts payable. Monetary assets and liabilities subject to foreign currency adjustments are measured on the initial transaction date using the exchange rates in effect at that date. At each subsequent reporting date and through the date of settlement (i.e., payment) or derecognition, such monetary assets and liabilities are remeasured using the then-current exchange rate, and any foreign currency translation gains or losses are recorded by the entity within Financial income or Financial cost.

Non-monetary assets and liabilities generally are those assets and liabilities for which the recorded values are not subject to contractual or other formal definitions (i.e., those assets and liabilities that are not classified as monetary assets or liabilities). Non-monetary assets and liabilities are held at historical rate.

Shares in subsidiaries

Shares in subsidiaries are held at the lower of cost and net realizable value. Any dividends are recognized as financial income, and impairments, if any, as finance costs. There have not been any dividends or impairments in the years ended December 31, 2022 or 2021.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Research and development expenses

Expenses in this category consist primarily of the costs of services and materials used in engineering activities and development activities outsourced to group companies or other providers. Costs are presented by nature of expense, thus payroll costs related to research and development employees are classified as Compensation and benefit expenses, not as research and development expenses, on the Statement of Profit and Loss. However, the compensation paid to individual contractors serving in engineering roles is included in Research and development expenses.

Research costs are expensed as incurred. Development expenses that do not meet the criteria of capitalization are expensed as incurred. Development expenses are capitalized when (i) the technical feasibility of completing development has been demonstrated, (ii) the costs of development can be measured reliably, (iii) it is probable IDEX will realize future economic benefits from the asset, and (iv) IDEX has committed to complete the development. Once the development is complete and the resulting asset is available for use, the capitalized development cost (i.e., the asset value) is amortized over its expected useful life.

The Company applies for and has received government grants associated with certain research and development projects. The earned (i.e., recognized) value, if any, of government grants applicable to research and development activities are credited against costs. Generally, the applications or claims for such grants are submitted after completion of the qualifying activities. When it is realistic that the application or claim will be successful and the amount can be determined reliably, we credit the value of the grant against research and development expenses for that reporting period. Due to the timing difference between the completion of the qualifying activities, the approval of our grant application or claim, and the receipt of the funds associated with the grant, the Company may record, pending receipt of funds, the value of the grant as an Account receivable, other.

Finance income and finance cost

Finance income and finance cost consists of interest income, interest expense, and net foreign exchange losses (gains) arising from settlement of obligations denominated in foreign currencies during the period and foreign currency translation adjustments recognized at period-end.

Segment reporting

IDEX manages its operations as a single segment for the purposes of assessing performance and making operating decisions. IDEX operates as one operating segment, fingerprint imaging and authentication technology. IDEX has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for the purposes of allocating resources and assessing financial performance.

Accounting standards issued but not effective

The Company will adopt applicable new and amended accounting standards, including interpretations, when they become effective. We do not expect any significant impact on the Company's result or financial position from the new and amended standards issued but not yet effective.

Amendments to IAS 1–Classification of liabilities as current or non-current — The amendments clarify the requirements for classifying liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. The amendments will not have a material impact on any of the Company's liabilities as of December 31, 2022, 2021 or 2020.

Amendments to IAS 8–Definition of accounting estimates — The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of such period. The amendments are not expected to have a material impact on the company's financial statements.

Amendments to IAS 1 and IFRS Practice statement 2–Disclosure of accounting policies — The amendments replace the requirement to disclose the ‘significant’ accounting policies with a requirement to disclose the ‘material’ accounting policies. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The Company will revise the accounting policy information disclosures for 2023 to become consistent with the amended IAS 1.

Amendments to IAS 12–Deferred tax related to asssets and liabilities arising from a single transaction — The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

period presented. The amendments are not expected to have a material impact on the company's financial statements.

2. Revenue from contracts with customers

The balances of trade receivables at December 31, 2022 and 2021 were $1,349 and $801, respectively, reflecting the business growth in 2022. There were no contract asset or contract liability balances at December 31, 2022 or 2021 .

IDEX categorizes customers by geographic region utilizing the addresses to which we invoice our products or services. The Company’s product and service revenue by geographic region is as follows:

	Year Ended December 31,
($000s)	2022	2021
Product Revenue:
Europe, Middle East, and Africa	$3,574	$2,807
Americas	252	—
Asia-Pacific	63	30
Total product revenue	3,889	2,837
Service Revenue:
Europe, Middle East, and Africa	10	3
Americas	193	—
Asia-Pacific	—	—
Total service revenue	203	3
Total Revenue	$4,091	$2,840

The Company’s revenue has historically come from a limited number of customers. During 2022, the top two customers accounted for approximately 48% and 24% of the Company’s revenue, respectively, and in 2021, the top two customers accounted for 85% and 9% of revenue, respectively.

3. Compensation and benefits

	Year Ended December 31,
($000s)	2022	2021
Salaries	$814	$871
Social security taxes	97	107
Pension contribution	22	17
Other personnel expenses	149	133
Share‐based compensation	2,161	2,751
Net employer’s tax on share‐based compensation	(337)	159
Total	$2,906	$4,038
Average no. of employees (full-time equivalents)
In the parent company	2	2
In the group	88	95

At year-end 2022, there were 1 female and 1 male employee in IDEX Biometrics ASA (2021: 1 female and 1 male). Salary statistics per gender have not been prepared.

IDEX Biometrics ASA provides a contribution-based pension insurance plan for all its employees. The plan satisfies the Norwegian mandatory service pension rules (obligatorisk tjenestepensjon, OTP). The contribution is 2% and 10% of the employee’s annual eligible salary. The pension plan is a fully insured, defined contribution plan.

In 2022, IDEX operated two share-based compensation programs: Incentive subscription rights (SRs), and an employee share purchase plan (ESPP). The parent company carries the full notional cost of the programs for the group, and accrues the potential employer’s tax. The expense is non-cash, and the same amount is added to equity. The notional cost of SRs is based on the fair value of SRs at grant. The cost is expensed over the vesting period of each tranche of grant, which means the cost is front-loaded over the duration. The potential employer’s tax liability is calculated on the intrinsic value of the pro-rata earned subscription rights at year end, and the net change from the year before is expensed or reversed. Upon exercise, the notional cost remains as recognized, while actual employer’s tax, if any, on exercise is recognized by the relevant entity when incurred. The cost of the ESPP is the fair value at enrolment date into ESPP, and is expensed over the six months contribution period. The fair value is determined using a Black-Scholes option pricing model, based on share prices quoted on the

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Oslo Børs, and published interest rates. Any related employer’s tax is recognized by the relevant entity on the date the employer’s tax is incurred, which date varies by jurisdiction and employee disposition.

Remuneration to officers

2022

Remuneration to the group’s CEO and officers reporting to the CEO. All officers are employed in the subsidiary in the country where they work, or a contractor to the parent company.

($000s)	Salary	Incentive variable pay	Pension contri- bution	Other benefits	Share- based remune- ration (1)	Total
Vince Graziani, CEO	$400	$—	$—	$26	$139	$565
Eileen Wynne, interim CFO (2)	37	—	—	—	—	37
James A. Simms, former CFO (2)	290	—	—	21	(56)	255
Anthony Eaton, CTO	237	—	14	—	74	325
Catharina Eklof, CCO (3)	398	—	—	—	114	512
Total	$1,362	$—	$14	$47	$271	$1,694

(1)
The amount is the amortised cost in the year under IFRS 2 Share-based payments, for incentive subscription rights. The amount for ESPP is the option value at date of enrollment earned in 2022. Both amounts represent an upfront calculation and do not necessarily represent any gain from the plans. Any gain on subscription rights is reported separately in the year of exercise.
(2)
Ms. Wynne joined IDEX as interim Chief Financial Officer as of August 15, 2022. Mr. Simms left his position with IDEX as of the same date.
(3)
Ms. Eklof is an individual contractor on assignment for IDEX as of June 1, 2021. The salary and incentive amounts reported are the gross invoiced amounts.

Salary, bonus and other benefits, whether cash or in kind, are the amounts declared for tax purposes for the full year 2022, while pension cost and share-based remuneration are expensed amounts in the year. Gains on exercise of incentive subscription rights, if any, are reported separately. Employers' tax is not included. The bonuses paid in 2022, if any, relate to achievements in 2021.

No officers exercised incentive subscription rights in 2022.

2021

($000s)	Salary	Incentive variable pay	Pension contri- bution	Other benefits	Share- based remune- ration (1)	Total
Vince Graziani, CEO (2)	$400	$44	$—	$25	$126	$595
James A. Simms, CFO (3)	211	—	—	20	180	411
Derek D'Antilio, former CFO (3)	100	56	—	10	(25)	141
Anthony Eaton, CTO	254	22	15	2	60	354
Catharina Eklof, CCO (4)	259	76	—	—	108	442
Total	$1,224	$198	$15	$57	$449	$1,944

(1)
The amount is the amortised cost in the year under IFRS 2 Share-based payments, for incentive subscription rights. The amount for ESPP is the nominal discount on shares acquired in 2021. Both amounts represent an upfront calculation and does not necessarily represent any gain from the plans. Any gain on subscription rights, is reported separately in the year of exercise.
(2)
Mr. Graziani joined IDEX as Chief Executive officer February 27,2020.
(3)
Mr. Simms joined IDEX as Chief Financial Officer as of April 20, 2021. Mr. D’Antilio was employed as Chief Financial Officer until April 20, 2021. He remained under contract for no cash compensation through September 30, 2021.
(4)
Ms. Eklof is an individual contractor on assignment for IDEX as of June 1, 2021. The salary and incentive amounts reported are the gross invoiced amounts. The 2021 incentive was a signon fee.

Salary, bonus and other benefits, whether cash or in kind, are the amounts declared for tax purposes for the full year 2021, while pension cost and share-based remuneration are expensed amounts in the year. Gains on exercise of incentive subscription rights, if any, are reported separately. Employers' tax is not included. The bonuses paid in 2021 relate to achievements in 2020.

Mr. D’Antilio exercised 1,000,000 subscription rights at NOK 1.65 per share on November 11, 2021. No other officers exercised incentive subscription rights in 2021.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Grants of incentive subscription rights to officers

Year ended December 31,	Grant date	Exercise price (NOK per share)	Number of subscription rights
2022
Vincent Graziani, CEO	August 10, 2022	1.18	1, 210,400
Eileen Wynne, interim CFO			—
James A. Simms, former CFO			—
Anthony Eaton, CTO	February 23, 2022	2.08	836,900
	August 10, 2022	1.18	210,300
Catharina Eklof, CCO	August 10, 2022	1.18	210,300
2021
Vincent Graziani, CEO	August 11, 2021	2.40	1, 210,400
James A Simms, CFO	April 20, 2021	2.71	2,750,000
	August 11, 2021	2.40	247,400
Derek D'Antilio, former CFO			—
Anthony Eaton, CTO	August 11, 2021	2.40	210,300
Catharina Eklof, CCO	June 3, 2021	2.38	2,000,000

Guidelines for remuneration to officers

IDEX’s remuneration policy for the supervisory board and executives as well as guidelines for incentive programmes were approved at the Annual General Meeting on May 12, 2021.

Except for appropriate travel advances, IDEX has not made any advance payments or issued loans to, or guarantees in favour of, any members of the management.

Share-based remuneration to officers

The officers participate in the same share-based programs approved by the general meeting, that are in effect for all employees. In 2022 IDEX operated a subscription rights-based incentive program (SR program) and an employee share purchase plan (ESPP).

SR grants are scaled based on position, results and competitive considerations. The purpose of SR grants is to strengthen the company by providing to employees, management and individual contractors additional performance incentive.

The ESPP allows the participant to convert up to 20% of the base salary into shares, by contributing an amount from each paycheck during six months, and purchasing new issue shares at 15% discount on lower of the share price at beginning and end of the contribution period.

Implementation and effect of the policies on remuneration to officers

Salary, pension and any paid bonuses will attract employer’s tax which will be expensed simultaneously with the paid or earned remuneration.

Actual incentive payments in the respective years are reported in the tables above. The incentives may have been earned partly or in full in the calendar year before the payment was made. Incentives are paid only after evaluation against criteria has been conducted. Until the evaluation has taken place, an overall accounting accrual covering all participants in the bonus plan has been made. The accrual is not individual and therefore not included in the table of remuneration to officers.

The share-based remuneration reported in the tables is the period’s notional cost of the respective officers’ subscription rights. The equity effect of this cost is nil because the contra item is a notional equity injection of equal amount. In addition, the cost of employer’s tax on the earned intrinsic value on the balance sheet date, is accrued. The value varies with the share price and may entail a net reversal of cost. On exercise, the actual employer’s tax is expensed, and the accrual adjusted to cover the remaining outstanding subscription rights. The actual cost of the employer’s tax is normally funded by the equity paid in on exercise. Any exercises of subscription rights by officers in the respective years are disclosed above.

For the shareholders, an actual or possible exercise will represent a dilution. At the end of 2022, the number of outstanding subscription rights to present officers including their close associates was 12,341,400, corresponding to 1.1 percent of the share capital (2021: 12,870,900 outstanding subscription rights to then-present officers, corresponding to 1.3 percent of the share capital at the time).

Compensation paid to the board of directors is presented in Note 6.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

4. Research and development expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalization. The same applies to IDEX Biometrics ASA’s patents and other intellectual property rights created by IDEX. IDEX has not capitalised any development costs in 2022 or 2021. Development costs related to creation of intellectual property have been expensed when incurred. Government grants related to research and development are credited against costs.

	Year Ended December 31,
($000s)	2022	2021
Gross R&D expenses	$16,380	$25,840
Government grants credited to cost	(301)	(539)
Net R&D expenses	$16,079	$25,301

5. Government grants

	Year Ended December 31,
($000s)	2022	2021
SkatteFunn (recognized as cost reduction of R&D expenses)	$301	$539

The Norwegian SkatteFunn support for research and development is delivered through the tax administration. The scheme is a direct, cash grant to pre-approved research and development projects, subject to approved annual or completion reports to the Research Council of Norway, as well as audited confirmation of costs. The recognized amount in 2022 represents IDEX’s claim based on the cost of the approved project applications.

6. Related Party Transactions

The Company’s significant shareholders, board members and management, as well as related parties of these are considered related parties. Furthermore, the subsidiaries are close relations to the parent company. All transactions with related parties have been carried out on an arm’s length principle.

Compensation of key management is disclosed in Note 3.

There were no overdue balances with any related parties at the end of 2022 or 2021. See also Note 17.

Shareholders

In connection with our November 2022 private placement, we entered into a share lending agreement with three shareholders in order to facilitate settlement of the new shares in the private placement. As a fixed fee for the share lending, each lender received a fee equaling 5% per annum of the sum of the subscription price per new share in the private placement multiplied by the number of borrowed shares lent by the respective lender. In total, we paid approximately $14 thousand under the share lending agreement with approximately $6 thousand paid to Sundt AS and approximately $4 thousand each paid to Sundvall Holding AS and Mr. Robert Keith.

Board of Directors

The following board compensation has been paid in 2022 and 2021. The board remuneration is paid in arrears, after approval by the shareholders at the general meeting, covering the period up to that general meeting.

	Year ended December 31, 2022
($000s)	Cash Compensation	Share-based Compensation	Total
Morten Opstad, chair	$53	$—	$53
Lawrence John Ciaccia, deputy chair (1)	53	—	53
Deborah Davis (2)	68	—	68
Hanne Høvding (3)	55	—	55
Annika Olsson	44	—	44
Thomas M. Quindlen (4)	55	—	55
Stephen Andrew Skaggs (5)	62	—	62
Total	$390	$—	$390

(1)
Mr. Ciaccia was member of the Compensation Committee in the periods that the remuneration paid in 2022 related to.
(2)
Ms. Davis was chair of the Compensation Committee and member of the Audit Committee in the period that the remuneration paid in 2022 relates to.
(3)
Ms. Høvding was member of the Audit Committee in the period that remuneration paid in 2022 related to.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

(4)
Mr. Quindlen member of the Audit Committee in the period that remuneration paid in 2022 related to.
(5)
Mr. Skaggs was chair of the Audit Committee in the period that remuneration paid in 2022 related to.

	Year ended December 31, 2021
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, chair	$59	$—	$59
Lawrence John Ciaccia, deputy chair (1)	28	33	61
Deborah Davis (2)	67	—	67
Hanne Høvding (3)	52	—	52
Annika Olsson (4)	na	na	na
Thomas M. Quindlen, observer (5)	2	32	34
Stephen Andrew Skaggs (6)	4	58	62
Total	$212	$123	$335

(1)
Mr. Ciaccia was member of the Compensation Committee in the period that the remuneration paid in 2021 related to.
(2)
Ms. Davis was chair of the Compensation Committee and member of the Audit Committee in the period that the remuneration paid in 2021 relates to.
(3)
Ms. Høvding was member of the Audit Committee in the period that remuneration paid in 2021 related to.
(4)
Ms. Olsson was elected to the board on 12 May 2021. The board remuneration for tenure from 2021 annual general meeting to 2022 annual general meeting was paid in arrears, after approval by the 2022 annual general meeting
(5)
Mr. Quindlen was non-voting observer at the board as of October 2020, and was elected board member at the annual general meeting on May 12, 2021.
(6)
Mr. Skaggs was chair of the Audit Committee in the period that remuneration paid in 2021 related to.

Following the annual general meeting of IDEX on May 12, 2021, board members Lawrence John Ciccia and Steve Skaggs and then board observer Tom Quindlen elected to receive part of the board remuneration in shares. Mr. Ciaccia acquired 143,458 shares against payment of NOK 0.15 per share, in lieu of $28 of the board remuneration. Mr. Ciaccia took the remainder of the board remuneration in cash. Mr. Skaggs acquired 253,144 shares against payment of NOK 0.15 per share, in lieu of $50 of the board remuneration. Mr. Skaggs took the remainder of the board remuneration in cash. Mr. Quindlen acquired 138,981 shares against payment of NOK 0.15 per share, in lieu of $28 of the board remuneration. Mr. Quindlen took the remainder of the board remuneration in cash.

The chair of the board is a partner at Advokatfirmaet Ræder AS. The law firm provided services to the Company amounting to $234 in 2022 and $338 in 2021. The recognized amounts include accruals for services received but not yet billed.

Mr. Ciaccia, who was first elected board member at the annual general meeting on May 12, 2015, has served on IDEX’s Strategy Advisory Council (SAC) since January 2014 through June 2022, when the SAC was discontinued. Mr. Ciaccia also provides consulting services to IDEX. The combined fee for SAC service and consulting services amounted to $58 in 2022 and $65 in 2021.

There were no grants of incentive subscription rights to any board member in 2022 or 2021.

Nomination Committee

The following fees has been paid to the nomination committee in 2022 and 2021 for the services up to the 2022 annual general meeting and the 2021 annual general meeting, respectively. 2022: Chair Robert Keith $2.6, members Håvard Nilsson and Harald Voigt $1.6 each. 2021: Chair Robert Keith $2.7, members Håvard Nilsson and Harald Voigt $1.6 each.

Officers

Remuneration to key management is disclosed in note 3.

Subsidiaries

See note 1, 13 and 18. The parent company purchases various services from the subsidiaries at arm’s length basis. The subsidiaries are funded by adequate equity and interest-free advances in order not encounter thin capitalization issues. Interest-bearing loans at arm’s length interest rate have been issued in prior years but all loans were fully repaid by December 31, 2022.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

($000s)	IDEX Biometrics ASA’s cost of services from subsidiaries		Interest income to IDEX Biometrics ASA from subsidiaries
Intra-group transactions	2022	2021	2022	2021
IDEX Biometrics Holding Company Inc.	$—	$—	$—	$—
IDEX Biometrics America Inc.	15,256	15,830	—	4
IDEX Biometrics UK Ltd. (1)	2,133	9,992	—	24
IDEX Electronics (Shanghai) Co., Ltd.	1,153	1,819	—	—
Total	$18,542	$27,641	$—	$28

(1)
The amount in 2021 includes $ 8,317 for the purchase of an IP package.

There were no overdue payables between any of the group companies at the end of 2022 or 2021.

7. Audit and audit fees

Ernst & Young AS (EY) is the auditor of the group as well as the parent company. The audit fees in the respective years are as follows:

	Year ended December 31,
($000s)	2022	2021
Audit services	$381	$265
Audit-related services	43	22
Tax services	7	7
Other services	4	24
Total	$435	$318

8. Income tax expense

Tax expense for the year	Year ended December 31,
($000s)	2022	2021
Payable taxes on the result of the year	$—	$—
Change in deferred tax asset/liability	—	—
Income tax expense	$—	$—

Computation of payable taxes for the year	Year ended December 31,
($000s)	2022	2021
Profit (loss) before taxes	$(31,023)	$(38,891)
Permanent differences	1,656	(632)
Changes in temporary differences	(170)	(131)
Basis for payable taxes	$(29,537)	$(39,654)
Calculated payable taxes on current year’s loss. 22 % tax, representing payable taxes on current year’s loss in Norway	—	—
Payable taxes on current year’s result	$—	$—

Reconciliation of tax expense (benefit)	Year ended December 31,
($000s)	2022	2021
Profit (loss) before taxes	$(31,023)	$(38,891)
Norway statutory tax rate of 22%	(6,825)	(8,556)
Tax on permanent differences	364	(139)
Change in deferred tax asset not recognized on December 31	6,461	8,695
Actual tax expense	$—	$—

The change in deferred tax asset not recognized contains foreign currency exchange effects on the loss carry forward in Norway, denominated in NOK.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

There are no deferred tax charges to other comprehensive income in 2022 or 2021 and no tax payable balances.

Elements of deferred tax	Year ended December 31,
($000s)	2022	2021
Employer’s tax on share‐based compensation	$(24)	$(371)
Fixed Assets differences	375	434
Inventory differences	(131)	(5)
Other differences	(20)	3
Losses carried forward	(252,798)	(250,675)
Basis for calculation of deferred taxes	(252,598)	(250,614)
Calculated net deferred tax expense (benefit) 22%	(55,572)	(55,135)
Unrecognized deferred tax asset	55,572	55,135
Deferred tax liability (asset) in the balance sheet	$—	$—

The accumulated unrecognized deferred tax assets amounting to $55,572 and $55,135 at December 31, 2022 and 2021, respectively, are related to tax losses carry forward in Norway. IDEX Biometrics ASA has not generated taxable profits in prior years. At December 31, 2022 there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied.

Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway.

9. Intangible assets

	Year ended December 31, 2022
($000s)	Goodwill	Acquired patents	Total
Cost at December 31, 2021	$968	$5,173	$6,141
Additions	—	—	—
Disposals at cost	—	—	—
Cost at December 31, 2022	968	5,173	6,141
Accumulated amortization at December 31, 2021	—	3,208	3,208
Amortization	—	477	477
Accumulated amortization of disposed items	—	—	—
Accumulated amortization at December 31, 2022	—	3,685	3,685
Carrying amount at December 31, 2022	$968	$1,488	$2,456

	Year ended December 31, 2021
($000s)	Goodwill	Acquired patents	Total
Cost at December 31, 2020	$968	$5,173	$6,141
Additions	—	—	—
Disposals at cost	—	—	—
Cost at December 31, 2021	968	5,173	6,141
Accumulated amortization at December 31, 2020	—	2,731	2,731
Amortization	—	477	477
Accumulated amortization of disposed items	—	—	—
Accumulated amortization at December 31, 2021	—	3,208	3,208
Carrying amount at December 31, 2021	$968	$1,965	$2,933

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2022. Based on the 2022 assessment, no impairment charge has been made. The Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 4 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the long-term expected prospects of the Company; and (c) a discount rate (post-tax) of 12 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Company's operations. No reasonably possible changes in any key assumptions would cause the carrying amount to exceed the recoverable amount.

Acquired patents are capitalized and amortized over the estimated useful life, which is the lifetime of the respective patent(s).

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

10. Property, plant and equipment

($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Total
Depreciation period, straight line, in years	3 – 10	3 – 10
Cost at December 31, 2021	$679	$4	$683
Additions	—	2	2
Disposals at cost	—	—	—
Cost at December 31, 2022	679	6	685
Accumulated amortization at December 31, 2021	218	2	220
Amortization	97	1	98
Accumulated amortization of disposed items	—	—	—
Accumulated amortization at December 31, 2022	315	3	318
Carrying amount at December 31, 2022	$364	$3	$367

($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period, straight line, in years
Cost at December 31, 2020	$679	$2	$119	$800
Additions	—	—	—	—
Disposals at cost	—	2	—	—
Cost at December 31, 2021	—	—	—	—
Accumulated amortization at December 31, 2020	679	4	119	802
Amortization	121	2	119	242
Accumulated amortization of disposed items	97	—	—	97
Accumulated amortization at December 31, 2021	—	—	—	—
Carrying amount at December 31, 2021	218	2	119	339

11. Leases

IDEX Biometrics ASA leases an office in Oslo.

Right-of-use assets	Year ended December 31,
($000s)	2022	2021
Depreciation period, straight line, years	3 – 5	3 – 5
Cost at the beginning of the year	$66	$66
Additions	77	—
Disposals at cost	(66)	—
Currency translation	—	—
Cost at December 31	76	66
Accumulated depreciation at the beginning of the year	54	28
Depreciation	25	26
Accumulated depreciation of disposed items	(65)	—
Currency translation	—	—
Accumulated depreciation at December 31	14	54
Carrying amount at December 31	$62	$12

Leases included in the statements of profit and loss	Year ended December 31,
($000s)	2022	2021
Amortization and depreciation	25	26
Finance cost	2	1

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Leases included in the statements of financial position	Year ended December 31,
($000s)	2022	2021
Balance at the beginning of the year	$10	$38
Additions	75	—
Accretion of interest	2	1
Payments	(25)	(29)
Balance at December 31	$62	$10
Non-current	13	—
Current	49	10
Balance at December 31	$62	$10

There are no exposure to future variable lease payments that are not reflected in the measurement of lease liabilities.

12. Subsidiaries

The subsidiaries provide various services to the parent company, mainly within technical development, supply-chain administration and customer interface, and marketing and sales facilitation services to IDEX Biometrics ASA. The accounting year in all subsidiaries is the calendar year, same as in the parent company and the group.

	Ownership	Share of votes	Net profit or (loss)	Equity
	Dec. 31, 2022	Dec. 31, 2022	2022	Dec. 31, 2022
IDEX Biometrics Holding Co. Inc., Delaware, USA	100%	100%	—	(5)
IDEX Biometrics America Inc., Delaware, USA	100%	100%	1,015	5,136
IDEX Biometrics UK Ltd., England	100%	100%	(2,668)	(6,505)
IDEX Electronics (Shanghai) Co., Ltd, China	100%	100%	16	385

	Dec. 31, 2021	Dec. 31, 2021	2021	Dec. 31, 2021
IDEX Biometrics Holding Co. Inc., Delaware, USA	100%	100%	—	(5)
IDEX Biometrics America Inc., Delaware, USA	100%	100%	745	4,121
IDEX Biometrics UK Ltd., England	100%	100%	5,634	(4,302)
IDEX Electronics (Shanghai) Co., Ltd, China	100%	100%	76	350

IDEX Biometrics Holding Company Inc. (IDEX Holding) is a holding company for the activities in the USA. The operating company, IDEX Biometrics America Inc. (IDEX America), is held by IDEX Holding. IDEX Holding and IDEX America were established in 2013 when operations commenced. IDEX America’s main facilities are in Wilmington, Massachusetts and Rochester, New York.

IDEX Biometrics UK Ltd. (IDEX UK) was incorporated and commenced operations in 2014. The registered office is in Manchester, England and the main facility is in Farnborough, England. IDEX UK was profitable in 2021 but had negative equity at the end of 2021, and made a loss in 2022. The parent company has provided funding as needed. It is expected that IDEX UK will eventually become profitable and achieve positive equity from sale of IP development packages.

IDEX Electronics (Shanghai) Co., Ltd. (IDEX China) was established and commenced activities in 2015. The company is registered in Shanghai and has one branch in Beijing and one branch in Shenzhen.

13. Cash and cash equivalents

Of the cash and cash equivalents, employees’ withheld payroll tax deposits amounted to $26 and $31 at the end of 2022 and 2021, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities are reported as Non-current receivables and have not been included in cash equivalents.

14. Restricted assets

For the office lease, IDEX Biometrics ASA has placed an amount corresponding to about 3 months’ rent and allocations of its leasehold facilities in an escrow account in the landlord’s name for the benefit of the landlord. Such escrow accounts and other deposits amounted to $7 at the end of 2022 and $8 at the end of 2021.

No other assets have been pledged as security or are otherwise restricted.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

15. Share capital and share premium

There is one class of shares, and all shares have equal rights and are freely negotiable. The share capital is fully paid in. The par value of the shares is NOK 0.15 per share. IDEX does not beneficially own any of its own shares.

Number of Ordinary Shares
Balance at December 31, 2020	832,146,748
Private placement of Ordinary Shares on Feb 15	83,214,674
Share issue (exercise of subscription rights)	1,767,606
Share issue (in lieu of Board compensation)	535,583
Private placement of Ordinary Shares on November 12	89,777,824
Share issue (Employee Share Purchase Plan)	2,946,019
Balance at December 31, 2021	1,010,388,454
Share issues (Employee Share Purchase Plan)	4,947,546
Share issue (exercise of subscription rights)	990,584
Private placement of Ordinary Shares on November 16	150,000,000
Balance at December 31, 2022	1,166,326,584

As of December 31, 2022 there were 7,430 shareholder accounts on record, compared to 7,288 at December 31, 2021.

Costs related to share issuance have been charged against equity and amounted to $737 in 2022 and $2,827 in 2021.

Subscription rights are presented in note 16.

Shareholders	As of December 31, 2022
	Number of shares	Percent of total
Sundt AS	85,974,977	7.4
Société Générale	54,652,807	4.7
Sundvall Holding AS	47,667,645	4.1
Pictet & Cie (Europe) S.A.	46,604,017	4.0
HSBC Bank PLC	45,030,909	3.9
Goldman Sachs International	44,717,305	3.8
Robert Keith	42,109,394	3.6
Alden AS	41,868,000	3.6
The Bank of New York Mellon	38,905,050	3.3
BNP Paribas Arbitrage SNC	17,480,491	1.5
Fender Eiendom AS	15,744,350	1.3
Tigerstaden AS	15,000,000	1.3
RBC Investor Services Trust	14,993,779	1.3
Citibank, N.A.	14,905,768	1.3
Guttis AS	13,400,000	1.1
F2 funds AS	13,000,000	1.1
Smart Riches Limited	11,968,240	1.0
Colargol Invest AS	11,350,000	1.0
F1 funds AS	11,000,000	0.9
Hortulan AS	10,830,718	0.9
Others	569,123,134	48.8
Total	1,166,326,584	100

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

For practical reasons, IDEX reports shareholders as registered in the VPS and does not combine accounts or prepare a list of beneficial owners of holdings in nominee accounts. Robert Keith has disclosed to Oslo Børs that, as of November 18, 2022, Mr. Keith, together with his close associates, held 135,145,579 shares in the company, representing 12.1% of the number of shares at that time.

During the year ended December 31, 2022, the Board of Directors approved the transfer of $18.0 million of share premium to absorb accumulated losses. As a result, Share Premium has been reduced by a cumulative amount of $287.5 million as of the year ended December 31, 2022 against Capital Reduction Reserve. The transfer has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Shares and subscription rights held or controlled by board members, officers and their close relations	Year Ended December 31,
	2022		2021
	Shares	Incentive Subscription Rights	Shares	Incentive Subscription Rights
Morten Opstad, chair	7,398,916	—	7,398,916	—
Lawrence John Ciaccia, deputy chair (1)	415,021	600,000	415,021	600,000
Deborah Davis, board member	564,479	—	564,479	—
Hanne Høvding, board member	487,778	—	487,778	—
Annika Olsson, board member	52,631	—	52,631	—
Thomas M. Quindlen, board member	413,981	—	413,981	—
Stephen Andrew Skaggs, board member	1,018,053	—	1,018,053	—
Vincent Graziani, CEO	1,584,290	7,420,800	1,173,279	6,210,400
Eileen Wynne, interim CFO (2)	—	—	na	na
James A. Simms, former CFO (2)	na	na	1,494,736	2,997,400
Anthony, Eaton, CTO	284,639	2,710,300	264,956	1,663,100
Catharina Eklof, CCO	89,684	2,210,300	89,684	2,000,000
Total	12,309,472	12,941,400	13,373,514	13,470,900

(1)
The grant to Mr. Ciaccia, originally on August 15, 2018, was in his capacity of service provider beyond board duty and not as board remuneration. The grant on June 17, 2020 was made against cancellation of the 2018 grant.
(2)
Ms. Wynne joined IDEX as interim Chief Financial Officer as of August 15, 2022. Mr. Simms left his position with IDEX as of the same date.

16. Share-based remuneration

Incentive subscription rights

IDEX has the practice of renewing its incentive subscription rights program at each annual general meeting, when the preceding program is closed for further grants and a new program opened. In 2022, the board granted incentive subscription rights to employees and individual contractors under the 2021 program in the period January 1–May 11, 2022 and made grants under the 2022 program in the period May 12–December 31, 2022.

Under the 2022 subscription rights-based incentive program approved at the annual general meeting on May 12, 2022, the board may grant up to 101,254,865 incentive subscription rights, but limited in such a way that the total number of subscription rights outstanding under all programs may not exceed 10 percent of the number of shares. The subscription rights may be granted to employees and individual contractors performing similar work in IDEX. The exercise price shall be, at minimum, the higher of the average closing price of the IDEX shares on ten trading days preceding the date of the grant, or the closing price of the IDEX shares on the trading day preceding the date of the grant. The board may in cases of particular circumstances issue up to a total of 10,125,486 subscription rights at a lower price but not less than NOK 0.15 per share. Unless resolved otherwise by the board, 25 percent of each grant of subscription rights vest per year. The annual vesting dates are the latest of the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights lapse on the fifth anniversary after the annual general meeting that approved the program. Grants under programs for prior years have similar pricing rules, vesting schedules and durations. Unvested subscription rights terminate on the holder’s last day of employment. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment. The holder may not request cash settlement. The company may elect to settle in cash.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Subscription rights activity	2022		2021
	Number of Subscription Rights	Weighted Average Exercise Price (NOK)	Number of Subscription Rights	Weighted Average Exercise Price (NOK)
Outstanding as of January 1	71,756,399	1.84	56,344,093	1.66
Granted	19,342,900	1.54	21,885,200	2.53
Exercised	(930,184)	0.29	(1,767,879)	1.33
Forfeited	(8,987,484)	2.25	(3,165,015)	1.97
Expired	(75,000)	8.42	(1,540,000)	5.22
Outstanding as of December 31	81,106,631	1.74	71,756,399	1.84

Subscription rights exercisable as of December 31	36,416,302	1.65	18,657,117	1.59

	Number of Subscription Rights	Weighted Average Fair Value (NOK) per Subscr. Right	Number of Subscription Rights	Weighted Average Fair Value (NOK) per Subscr. Right
Subscription rights granted in the year	19,342,900	0.82	21,885,200	1.51

The fair value of the subscription rights granted in the year has been calculated using the Black-Scholes option pricing model applying the following assumptions in 2022 and 2021:

Black-Scholes option pricing parameters	Year ended December 31,
	2022	2021
Exercise price (NOK)	1.03 – 2.08	2.38 – 3.10
Weighted average exercise price per share	1.54	2.53
Weighted average share price at date of grant	1.42	2.45
Expected term (years)	4.45	4.62
Weighted average term (years)	3.27	3.35
Share price volatility (percent)	72 – 100	85 – 112
Risk-free interest rate	2.65%	0.98%
Expected dividend payment	-	-
Forfeiture	None	None

Outstanding and vested incentive subscription rights:

	December 31, 2022
	Outstanding Subscription Rights				Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.49	3,486,882	0.15	1.36	—	3,486,882	0.15	1.35
0.50 - 0.99	720,800	0.71	1.36	0.22	515,600	0.71	0.97
1.00 - 1.49	16,507,000	1.14	3.34	1.48	2,759,850	1.11	0.68
1.50 - 1.99	36,300,174	1.70	2.15	0.16	24,589,220	1.70	1.42
2.00 - 2.49	17,218,050	2.28	3.37	1.27	2,732,625	2.40	0.87
2.50 - 2.99	5,412,900	2.65	3.37	1.34	1,353,225	2.65	0.84
3.00 - 4.99	960,825	3.34	1.96	0.48	479,200	3.52	0.79
5.00 - 9.99	500,000	5.10	0.36	—	500,000	5.10	0.35
Total	81,106,631	1.74	2.68	0.74	36,416,602	1.65	1.27

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

	December 31, 2021
	Outstanding Subscription Rights				Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.49	4,330,366	0.15	2.36	0.04	2,165,186	0.15	2.36
0.50 - 0.99	720,800	0.71	2.36	1.29	310,400	0.71	2.36
1.00 - 1.49	5,542,500	1.11	2.36	1.04	1,385,625	1.11	2.36
1.50 - 1.99	38,760,433	1.70	3.14	0.96	14,045,131	1.69	3.14
2.00 - 2.99	20,588,700	2.51	4.24	2.04	—	-	4.24
3.00 - 4.99	1,238,600	3.29	3.05	1.32	175,775	3.94	3.05
5.00 - 9.99	575,000	5.53	1.23	—	575,000	5.53	1.23
Total	71,756,399	1.84	3.32	1.22	18,657,117	1.59	3.32

Employee Share Purchase Plan (ESPP)

The Employee Share Purchase Plan (“ESPP”) is revolved each year at the Annual General Meeting. The current ESPP was approved by shareholders at the 2022 Annual General Meeting. Under the ESPP, an IDEX employee based in Norway, the United Kingdom, or the United States may contribute up to 20% (subject to statutory limits) of his or her annual base salary, through payroll deductions, toward periodic purchases of newly issued Ordinary Shares. Under the ESPP, an option for the purchase of an Ordinary Share is granted to a participating employees on the first day of a 6-months' “offering period” to purchase new issued Ordinary Shares at the end of that offering period at a purchase price equal to 85% of the lesser of the fair market value, based on the closing price of an Ordinary Share reported by the Oslo Børs, on either the first day or the last day of that offering period. The offering periods occur from March through August, and from September through February. The shares are not restricted.

The share-based remuneration cost of the ESPP is calculated at the start of each contribution period, and amortized over that period. The cost is based on the contribution amount and amounts to the discount of 15% at the beginning of the period, plus the option value of an 85% call and 15% put option granted at the beginning of the period. The option value is based on a Black-Scholes option pricing model applying prevailing interest rates and share price volatility at the beginning of the period.

ESPP cost calculation parameters	September 1, 2022	March 1, 2022	September 1, 2021
Expected contribution amount (NOK 1,000)	2,025	2,307	3,009
Share price on start date (NOK per share)	0.83	1.96	2.65
Share price volatility	68%	66%	64%
Risk-free interest rate	2.82%	0.95%	0.25%
Expected dividend payment	—	—	—
Expected number of shares	2,854,899	1,385,049	1,335,810
Share-based compensation cost per expected share	0.32	0.75	1.01

In the two offering periods completed within 2022, an average of 43 employees (2021: 53) participated in the ESPP and purchased a total of 4,947,546 Ordinary Shares at a weighted average price of NOK 1.08 (2021: 2,946,019 shares at average NOK 2.00 per share).

17. Board authorizations to issue shares or acquire own shares

The board has been authorized by the respective annual or extraordinary general meetings to issue shares upon exercise of incentive subscription rights granted under the various incentive subscription rights programs, and to issue shares under the Employee Share Purchase Plan. See note 16.

Authorizations that were in effect on December 31, 2022
Date and purpose of authorization	Authorized number of shares	Number of shares issued by Dec. 31, 2022

Extraordinary general meeting December 9, 2022:
Issue of shares in a rights issue to raise additional capital *	116,632,658	—
Private placement of shares to raise additional capital *	116,632,658	—

* The combined issue under these two authorisations may not exceed 116,632,658 shares.

At the annual general meeting on May 12, 2022, the board was authorized to acquire up to 101,254,865 of the company's shares. The authorization had not been used by the end of 2022.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

18. Non-current and current receivables

Non-current receivables	December 31,
($000s)	2022	2021
Long-term loans to group companies	$—	$—
Non-current receivables	7	8
Balance at December 31	$7	$8

The receivables are deposits for leasehold payments and are held at nominal value.

Maturity of current receivables	Year ended December 31, 2022
($000s)	Less than 3 months	3-6 months	6-12 months	Total
Accounts receivable, other	$164	$—	$301	$465
Accounts receivable, trade	1,349	—	—	1,349
Receivables from group companies	7,597	—	—	7,597
Total	$9,110	$—	$301	$9,412

Maturity of current receivables	Year ended December 31, 2021
($000s)	Less than 3 months	3-6 months	6-12 months	Total
Accounts receivable, other	$188	$—	$539	$726
Accounts receivable, trade	801	—	—	801
Receivables from group companies	6,101	—	—	6,101
Total	$7,090	$—	$539	$7,628

Trade receivables amounting to $328 were overdue by more than 30 days at the end of 2022 (2021: $ –). No expected loss had been accrued for at the end of 2022 or 2021. There were no other provisions for expected credit losses in 2022 and 2021. No group or other receivables were overdue at the end of 2022 or 2021. A significant share of the receivables from group companies is related to IDEX UK. IDEX UK operated at a loss in 2022 but was profitable in 2021 and is expected to eventually repay the receivable.

IDEX Biometrics ASA had no contingent assets at the end of 2022 or 2021.

19. Payables and Financial Liabilities

The Company did not have any liabilities at December 31, 2022 or 2021 which represented debt to financial institutions. The table below shows maturity of undiscounted cash flows.

Payables and Financial liabilities	Maturity as of December 31, 2022
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$—	$—	$—
Accounts payable	1,400	—	—	—	—	1,400
Current lease liabilities	12	12	23	—	—	46
Short-term payables to group companies	5,057	—	—	—	—	5,057
Other current liabilities	861	324	—	—	—	1,185
Total	$7,330	$335	$23	$—	$—	$7,688

Payables and Financial liabilities	Maturity as of December 31, 2021
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$—	$—	$—
Accounts payable	640	—	—	—	—	40
Current lease liabilities	5	5	—	—	—	10
Short-term payables to group companies	3,314	—	—	—	—	3,314
Other current liabilities	1,004	307	—	—	—	1,311
Total	$4,963	$312	$—	$—	$—	$5,275

Other current liabilities include accruals for earned compensation, vacation days not taken, ESPP contributions and accruals for goods and services received but not yet invoiced by the supplier.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

Interest expense including interest on lease liabilities in statement of profit and loss in finance expense was $2 in 2022 and $1 in 2021. Remaining amount of finance expense is currency losses.

Accrued employer’s tax on share-based compensation

The estimated employer’s tax liability related to share-based compensation amounted to $24 on December 31, 2022 and $371 on December 31, 2021. The employer's tax will be due only if and when the incentive subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s tax.

IDEX Biometrics ASA had no other significant current or non-current financial obligations at the end of 2022 or 2021. IDEX Biometrics ASA had no contingent liabilities at the end of 2022 or 2021.

20. Inventory

	December 31,
	2022			2021
($000s)	Cost	Reserves	Net	Cost	Reserves	Net
Raw materials	$2,280	$—	$2,280	$562	$—	$562
Work in progress	1,486	—	1,486	107	—	107
Finished goods	812	(130)	681	570	(5)	565
Total	$4,577	$(130)	$4,447	$1,239	$(5)	$1,234

Inventory, consisting mainly of fingerprint sensors which have been manufactured by the company’s manufacturing services providers for sale to customers, as well as components for such fingerprint sensors, is held at cost, which is less than recoverable value. Inventory value has been reduced to reflect aging, obsolescence and estimated shrinkage.

In 2022 and 2021, $154 and $124 of materials, respectively, were used in product development and was charged to development expense.

21. Other operating expenses

	Year ended December 31,
	2022	2021
Sales and marketing activities	$2,833	$1,374
Legal, audit, accounting and other services	1,507	1,880
Office and other expenses, Insurance	1,215	1,359
IT expenses	559	692
Travel expenses	39	12
Intercompany charges other than R&D	4,790	4,066
Total other operating expenses	$10,943	$9,383

The increase in Sales and marketing activities reflects the increase in the activity level in this function from 2021 to 2022. Legal, audit, accounting and other services were higher in 2021 than in 2022 because of the Nasdaq listing project that was completed in 2021. The increase in Intercompany charges other than R&D was mainly due to administrative functions taken on by subsidiaries on assignment for the parent company.

IDEX Biometrics ASA Annual Report 2022	Parent Company Separate Financial Statements and Notes

22. Subsequent Events

The Board resolved on February 21, 2023, to grant 1,423,800 incentive subscription rights to five new employees and individual contractors. The grant was made under the Company’s 2022 Subscription Rights Incentive Plan. The exercise price of the subscription rights is NOK 0.72 per share. The grants vest by 25% per year and expire on May 15, 2027. Following the grants, there were 82,065,247 subscription rights outstanding.

The Board resolved on February 28, 2023, to issue 2,648,336 Ordinary Shares at NOK 0.71 per share to employees participating in the Company’s ESPP.

There have been no events between December 31, 2022, and the date of these financial statements that have had any material impact on the Company’s results for 2022, or the value of the Company’s assets and liabilities as of December 31, 2022.

IDEX Biometrics ASA Annual Report 2022	Responsibility Statement

RESPONSIBILITY STATEMENT

The board and the managing director have today reviewed and approved this report from the board of directors as well as the annual financial statements for the IDEX group and the parent company IDEX Biometrics ASA as at December 31, 2022.

The consolidated annual financial statements and the annual financial statements for IDEX Biometrics ASA have been prepared in in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union and the additional requirements in the Norwegian accounting act effective December 31, 2022. The notes are an integral part of the respective financial statements. The report from the board of directors have been prepared in accordance with the Norwegian accounting act and generally accepted accounting practice in Norway.

We confirm, to the best of our knowledge, that the information presented in the financial statements gives a true and fair view of the group’s and the parent company’s assets, liabilities, financial position and result for the period viewed in their entirety, and that the report from the board of directors gives a true and fair view of the development, performance and financial position of the group and the parent company, and includes a description of the principal risks and uncertainties which the group and the parent company are facing.

April 26, 2023

The board of directors of IDEX Biometrics ASA

/s/ Morten Opstad Morten Opstad Chair	/s/ Lawrence John Ciaccia Lawrence John Ciaccia Deputy chair	/s/ Deborah Lee Davis Deborah Lee Davis Board member
/s/ Hanne Høvding Hanne Høvding Board member	/s/ Annika Olsson Annika Olsson Board member	/s/ Thomas Quindlen Thomas Quindlen Board member
/s/ Stephen Andrew Skaggs Stephen Andrew Skaggs Board member		/s/ Vincent Arthur Graziani Vincent Arthur Graziani CEO

IDEX Biometrics ASA Annual Report 2022	Report of Independent Auditor

REPORT OF INDEPENDENT AUDITOR

Statsautoriserte revisorer
Ernst & Young AS

Thormøhlens gate 53 D, 5006 Bergen
Postboks 6163, 5892 Bergen

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

INDEPENDENT AUDITOR'S REPORT

To the Annual Shareholders' Meeting of IDEX Biometrics ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of IDEX Biometrics ASA (the Company), which comprise the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries (the Group). The financial statements of the Company and the Group comprise the statement of financial position as at December 31, 2022 and the statement of profit and loss, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with applicable legal requirements and give a true and fair view of the financial position of the Company and the Group as at December 31, 2022 and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial statements* section of our report. We are independent of the Company and the Group in accordance with the requirements of the relevant laws and regulations in Norway and the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards)* (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

To the best of our knowledge and belief, no prohibited non-audit services referred to in the Audit Regulation (537/2014) Article 5.1 have been provided.

We have been the auditor of the Company for 23 years from the election by the general meeting of the shareholders on November 13, 2000 for the accounting year 2000.

Material uncertainty related to going concern

We draw attention to Note 2 in the consolidated financial statements and Note 1 in the parent company separate financial statements. As discussed in the Notes, the Company has incurred significant losses and negative cash flows from operations. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Notes. These events or conditions, along with other matters as set forth in the Notes, indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA Annual Report 2022	Report of Independent Auditor

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Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for 2022. In addition to the matter described in the *Material uncertainty related to going concern* section, we have determined the matters described below to be the key audit matters to be communicated in our report. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Assessment of impairment of goodwill

Basis for the key audit matter
Carrying amount of goodwill was USD 968 thousand as of December 31, 2022, which is unchanged from December 31, 2021. The recoverable amount has been determined based on a value in use calculation. Estimating the value in use requires management judgment, including estimates of future revenues, gross margin, operating costs, capital expenditures and discount rate. Management's assessment of the valuation of goodwill was a key audit matter because the assessment requires significant judgement and implies significant estimation uncertainties.

Our audit response
We evaluated management's assessment of impairment indicators of the goodwill. We tested management's assumptions used in the value in use calculations and assessed the historical accuracy of management's estimates. This included comparing estimates of future revenues, gross margin, operating costs and capital expenditures to the budget approved by the board of directors. We also evaluated the level of consistency applied in the valuation methodology from previous years. Our audit procedures further included testing of the mathematical accuracy of the valuation model and an assessment of the appropriateness of the disclosures.

We refer to notes 3 and 8 of the consolidated financial statements and notes 3 and 9 of the parent company separate financial statements regarding goodwill.

Other information

Other information consists of the information included in the annual report other than the financial statements and our auditor's report thereon. Management (the board of directors and the Chief Executive Officer) is responsible for the other information. Our opinion on the financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and, in doing so, consider whether the board of directors' report, the statement on corporate governance and the statement on corporate social responsibility contain the information required by applicable legal requirements and whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that the other information is materially inconsistent with the financial statements, there is a material misstatement in this other information or that the information

Independent auditor's report - IDEX Biometrics ASA 2022

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA Annual Report 2022	Report of Independent Auditor

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required by applicable legal requirements is not included in the board of directors' report, the statement on corporate governance or the statement on corporate social responsibility, we are required to report that fact.

We have nothing to report in this regard, and in our opinion, the board of directors' report, the statement on corporate governance and the statement on corporate social responsibility are consistent with the financial statements and contain the information required by applicable legal requirements.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the IASB and IFRS as endorsed by the European Union, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's and the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or the Group, or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Group's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and the Group to cease to continue as a going concern.

Independent auditor's report - IDEX Biometrics ASA 2022

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA Annual Report 2022	Report of Independent Auditor

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- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

Report on compliance with regulation on European Single Electronic Format (ESEF)

Opinion

As part of the audit of the financial statements of IDEX Biometrics ASA we have performed an assurance engagement to obtain reasonable assurance about whether the financial statements included in the annual report, with the file name 5967007LIEEXZXHECW11-2022-12-31-en.zip, have been prepared, in all material respects, in compliance with the requirements of the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) and regulation pursuant to Section 5-5 of the Norwegian Securities Trading Act, which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the consolidated financial statements.

In our opinion, the financial statements, included in the annual report, have been prepared, in all material respects, in compliance with the ESEF Regulation.

Management's responsibilities

Management is responsible for the preparation of the annual report in compliance with the ESEF Regulation. This responsibility comprises an adequate process and such internal control as management determines is necessary.

Auditor's responsibilities

Our responsibility, based on audit evidence obtained, is to express an opinion on whether, in all material respects, the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation. We conduct our work in accordance with the International Standard for Assurance Engagements (ISAE) 3000 – "Assurance engagements other than audits or reviews of historical financial information". The standard requires us to plan and perform procedures to obtain reasonable assurance

Independent auditor's report - IDEX Biometrics ASA 2022

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA Annual Report 2022	Report of Independent Auditor

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about whether the financial statements included in the annual report have been prepared in accordance with the ESEF Regulation.

As part of our work, we perform procedures to obtain an understanding of the company's processes for preparing the financial statements in accordance with the ESEF Regulation. We test whether the financial statements are presented in XHTML-format. We evaluate the completeness and accuracy of the iXBRL tagging of the consolidated financial statements and assess management's use of judgement. Our procedures include reconciliation of the iXBRL tagged data with the audited financial statements in human-readable format. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Bergen, April 26, 2023
ERNST & YOUNG AS

The auditor's report is signed electronically

Trine Hansen Bjerkvik
State Authorised Public Accountant (Norway)

Independent auditor's report - IDEX Biometrics ASA 2022

A member firm of Ernst & Young Global Limited

IDEX Biometrics ASA Annual Report 2022	Articles of Association

ARTICLES OF ASSOCIATION OF IDEX BIOMETRICS ASA

Last amended on 28 February 2023 – Office translation from Norwegian

§ 1	The name of the company is IDEX Biometrics ASA and it is a public limited company.
§ 2	The objective of the Company is to deliver identification systems and other activities related to this.
§ 3	The business offices are in the Oslo municipality, Norway.
§ 4	The company's shares shall be registered in the Norwegian Registry of Securities.
§ 5	The share capital is NOK 175,346,238.- divided into 1,168,974,920 shares each with a nominal value of NOK 0.15 per share and issued in name.
§ 6	The board of the Company consists of from three to seven members in accordance with the annual general meeting’s instruction.
§ 7	The annual general meeting shall convene in or near Oslo at the board’s decision, and shall consider:
• Determination of the annual financial statements
• Appropriation of (net) profit or covering of losses
• Election of chair of the board and board members
• Election of chair and members of the nomination committee
• Election of auditor
• Determination of remuneration to the board of directors, members of the nomination committee and the auditor
• Other matters which are governed by law
• Other matters which are mentioned in the notice of the annual general meeting.
§ 8

a. The company shall have a nomination committee. The nomination committee shall have three members, including a chairman. Members of the nomination committee shall be elected by the annual general meeting for a term of two years.

b. The nomination committee shall:
• Propose candidates for election to the board of directors
• Propose the remuneration to be paid to the board members
• Propose candidates for election to the nomination committee
• Propose the remuneration to be paid to the nomination committee members
c. The guidelines for the nomination committee shall be resolved by the annual general meeting.
§ 9

Documents which timely have been made available on the Internet site of the company and which deal with matters that are to be considered at the general meeting need not be sent to the company’s shareholders.

§ 10

As a general rule, the company's general meetings shall be conducted in Norwegian. The general meeting may however resolve by a simple majority vote that English shall be used. Shareholders may present their points of view in the Norwegian or English language.

§ 11

A shareholder who wishes to attend the general meeting, in person or by proxy, shall notify his/her attendance to the company no later than 2 days prior to the general meeting. If the shareholder does not notify the company of his/her attendance in a timely manner, the company may deny him/her access to the general meeting.

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

CORPORATE GOVERNANCE

Last updated by the board of directors on April 20, 2022 with editorial updates April 19, 2023

1.
IMPLEMENTING AND REPORTING

This statement outlines the position of IDEX Biometrics ASA (IDEX or the Company) in relation to the recommendations contained in the Norwegian Code of Practice for Corporate Governance dated October 14, 2021 (the Code). The Code was not updated in 2022. The Code is publicly available at www.nues.no. In the following, the Board of Directors (the Board) will address each recommendation of the Code and identify any areas where the Company does not fully comply with the recommendations and explain the underlying reasons for the deviations and any compensating measures where applicable.

2.
IDEX’S BUSINESS

In the articles of association, the Company’s business is defined as “The objective of the Company is to deliver identification systems and other activities related to this.”

The Company’s business goals and key strategies are stated in a business plan adopted by the Board. The plan is reviewed and revised annually by the Board. The business goals and key strategies are presented in the annual report.

IDEX seeks to create value for the shareholders in a sustainable manner, while taking into account financial, social and environmental considerations. The Company makes every effort to comply with the wording and intent of the laws, rules and regulations in the countries and markets where it operates. IDEX is not aware of being or having been in breach of any such statutory laws, rules or regulations. The Company pays due respect to the norms of the various stakeholders in the business. In addition to the shareholders, the Company considers its employees, the Company’s business partners, the society in general and the authorities as stakeholders. IDEX is committed to maintain a high standard of corporate governance, be a good corporate citizen and demonstrate integrity and high ethical standards in all its business dealings.

The Board considers that the Board and the management have adequate monitoring and control systems in place to ensure insight in and control over the activities. The Board has resolved a code of conduct and ethical guidelines which apply to all employees, consultants and contractors as well as the elected board members. The code of conduct also incorporates the Company’s guidelines on corporate social responsibility. The at all times current code of conduct is available on the Company’s website, www.idexbiometrics.com.

3.
CAPITAL STRUCTURE, EQUITY AND DIVIDENDS

IDEX has until now been a development company and funded on equity. The capital structure may change during the commercial growth stage. IDEX's working capital and fixed assets will most likely need to be funded by a combination of supplier credit and borrowing from financial lenders. The Board will target an optimal capital structure that leverages the equity while maintaining a moderate risk.

At several occasions, the Company has been in need of raising equity to fund its activities. Share issues, hereunder private placements, have been resolved by the shareholders at general meetings or by the Board pursuant to authorizations from the general meeting. The Board has annually proposed to the general meeting reasonable authorizations for share issues. Such board authorizations have explicitly stated the type and purposes of transactions in which the authorizations may be applied.

Proposed authorizations to issue shares have been considered and voted separately by each type and purpose. The Board authorizations to issue shares have been valid until the next annual general meeting, as recommended by the Code. The proposals have been approved by the shareholders.

Further, the Company has for many years had in place a moderate incentive scheme for its employees and individual contractors in the form of a subscription rights program, as resolved by the general meeting. The subscription rights program is limited to a number of subscription rights representing 10% of the Company’s share capital. The Company implemented in 2020 an employee share purchase plan (ESPP), whereby employees may convert a portion of cash remuneration to shares in the company. The ESPP serves to encourage employee ownership and represents a cash saving for the company.

The shareholders have authorized the Board to acquire up to 10% of the Company’s own shares. The authorization ends at the next annual general meeting of shareholders. No such share purchases have been made as yet.

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

IDEX has not as yet declared or paid any dividends on its shares. The Company does not anticipate paying any cash dividends on its shares within the current planning horizon. IDEX intends to retain future earnings, to finance operations and the growth of its business. Any future decision to pay dividends would be based on an amended dividend policy that may be instituted in due course, which policy would reflect the Company’s financial condition, results of operation and capital requirements.

4.
EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

The Company places great emphasis on ensuring equal treatment of its shareholders. There are no trading restrictions or limitations relating only to non‐residents of Norway under the articles of association.

In the authorizations to issue new shares where the shareholders resolve to waive the pre-emptive rights of existing shareholders, the rationale for doing so shall be included as part of the decision material presented to the general meeting. If and when such transactions are conducted, the justification will also be included in the announcements to the market.

All related‐party transactions, whether completed, in effect or future, have been and will be carried out on an arm’s length basis. Any related-party transactions shall be subject to review by the audit committee or other independent third‐party valuation unless the transaction by law requires shareholder approval. The Company takes legal and financial advice on these matters when relevant. The Company has a policy for transactions with related parties, available at the Company's website, www.idexbiometrics.com.

There are no clauses in the articles of association about trading in the Company’s own shares. Any such trade must be authorized by the general meeting of shareholders.

5.
FREELY NEGOTIABLE SHARES

The Company has one class of shares. Each share carries one vote. There are no restrictions on voting rights of the shares. All shares are freely assignable. The articles of association do not contain any restrictions on the shares.

6.
GENERAL MEETINGS

The general meeting of shareholders provides a forum for shareholders to discuss any matters with the Board. To the maximum degree possible, all members of the Board and the chair of the nomination committee shall attend the general meeting. The Company’s CEO and the auditor shall also attend the general meeting. The shareholders elect a person to chair the general meeting. The Board will arrange for an independent candidate if so requested by shareholders. Notice of a meeting of the shareholders shall be sent in a timely manner, and the Company shall issue the notice and documents for a general meeting, including the proxy form, no later than 21 days before the date of the general meeting. Foreign residents will receive the notice and any documents in English. The documents shall be precise and comprehensive to provide shareholders a basis for voting on the various matters. The articles of association state that documents which deal with matters that are to be handled at the general meeting need not be sent to the shareholders if the documents timely have been made available on the Company's web site, www.idexbiometrics.com..

The Board endeavours to provide comprehensive information in relation to each agenda item in order to facilitate constructive discussions and informed resolutions at the meeting.

The notice will also provide information on the procedures shareholders must observe in order to participate in and vote at the general meeting. The Board may choose whether to hold a general meeting as a physical meeting or as an electronic meeting, pursuant to the Norwegian public limited companies act (the PLCA). Shareholders who are unable to attend in person will be provided the option to vote by proxy in favor or against each of the Board’s proposals. If a general meeting is held as a physical meeting, shareholders have a right to attend by electronic means, unless the Board finds that there is sufficient cause to refuse this. The notice shall contain a proxy form as well as information of the procedure for proxy representation. Advance voting has not been introduced in the articles of association. At the meeting, votes shall be cast separately on each subject and for each office/candidate in the elections. Consequently, the proxy form shall to the extent possible, facilitate separate voting instructions on each subject and on each office/candidate in the elections. The notice, as well as the Company’s website, will set out that the shareholders have the right to propose resolutions in respect of matters to be dealt with at the general meeting.

7.
NOMINATION COMMITTEE

The nomination committee is implemented in the Company’s articles of association, and the mandate for the nomination committee has been resolved by the annual general meeting. The mandate is compliant with the

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

current version of the Code. The annual general meeting elects the chair and two committee members. No current board member or IDEX executive may be a member of the nomination committee. One nomination committee member was a board member of the Company before 2007.

The mandate states that the nomination committee shall comply with the relevant sections in the Code. The nomination committee shall prepare and present proposals to the annual general meeting in respect of the following matters:

•
Propose candidates for election to the Board.
•
Propose the remuneration to be paid to the Board members.
•
Propose candidates for election to the nomination committee.
•
Propose the remuneration to be paid to the nomination committee members.

The nomination committee shall give a brief account of how it has carried out its work and shall substantiate its recommendations.

Information about the nomination committee, including deadlines and contact details, is available on the Company's web site, www.idexbiometrics.com.

8.
BOARD OF DIRECTORS; COMPOSITION AND INDEPENDENCE

Currently there are seven board members including the chair. The articles of association state that there shall be from three to seven board members. The service period is not stated in the articles, hence the Board members stand for election every two years pursuant to the PLCA. It follows from the articles of association that the chair of the Board shall be elected separately.

All board members are required to make decisions objectively in the best interest of the Company. The majority of the members of the Board shall be independent of the Company’s executive management, material business contacts and the company’s larger shareholders. This is intended to ensure that sufficient independent advice and judgment is brought to bear. The majority of the current Board meets the independence criteria of the Code. The Board meets the statutory gender requirements. The board members’ attendance statistics is included in the presentation of the board members in the annual report.

The Board considers that it is beneficial for the Company and its shareholders at large that the Board members hold shares in the Company and encourages such share ownership.

The Board pays attention to ensure that ownership shall not in any way affect or interfere with proper performance of the fiduciary duties which the Board members and the management owe the Company and all shareholders. As and when appropriate, the Board takes independent advice in respect of its procedures, corporate governance and other compliance matters.

9.
THE WORK OF THE BOARD OF DIRECTORS

The division of responsibility and duties between the Board and the managing director (CEO) is based on applicable laws and well‐established practices, which have been stated in board instructions in accordance with the PLCA. The Board instructions also set out the number of scheduled Board meetings per year and the procedures in connection with the Board’s work and meetings.

The Board has the ultimate responsibility for the organization and planning of the Company, as well as a control and supervisory function, hereunder a duty to keep itself informed. The Board shall appoint the managing director and determine his or her remuneration, and also possibly give notice or dismiss the managing director. The Board shall approve the CEO's hiring, termination and remuneration of his or her direct reports. The Board shall ensure that the organization of the accounting and management of funds includes adequate control procedures. The Board shall monitor and follow‐up the status and development of the Company’s operational, financial and other results.

The Board sets out an annual plan for its work, focusing on business goals and key strategies as described. Section 2 above. The Board instructions also list, inter alia, the following tasks:

•
Issue interim and annual financial statements and other statutory reports;
•
Issue notice of the annual general meeting;
•
Resolve the annual plan and budget, including capital expenditure budget;
•
Resolve investment in and disposals of subsidiaries and associated companies, and in real estate;

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

•
Resolve and issue guarantees and other commitments and the pledging of assets;
•
Resolve customer-related or revenue-generating agreements as well as other agreements and activities which are significant and would be expected to have a significant impact on the Company’s results and financial position; and
•
Determine whether legal proceedings should be commenced or settled.

The Board instructions state that in situations when the chair cannot or should not lead the work of the Board, the deputy chair shall chair the Board. If the deputy chair is also prevented from chairing the Board, the longest-serving board member present shall chair the meeting until an interim chair has been elected by and among the board members present.

The Board conducts a self-evaluation of its performance and expertise annually.

Any and all related party transactions are handled pursuant to the Company’s related party transaction policy, to ensure that the Company is made aware of any possible conflicts of interest and to ensure that any such transactions are handled in a sufficiently thorough manner.

The full, then five-person, board served as audit committee until 2021, when IDEX established a separate audit committee. The audit committee currently consists of four independent Board members. The audit committee is advisory to the Board. The Board has set up an audit committee charter that is compliant with the rules that follows from the Norwegian PLCA and the U.S. Securities Exchange Act of 1934 and the listing rules of the Nasdaq Capital Market.

Since 2019, the Board has elected two of its members to serve as a compensation committee. The compensation committee is advisory to the Board, and also serves as an advisory forum to the managing director. The Board has set up a charter for the compensation committee.

Members of the Board and the management are obliged to notify the Board if they have any material direct or indirect interest in any transaction contemplated or entered into by the Company or any other matter that will be considered by the Board.

10.
RISK MANAGEMENT AND INTERNAL CONTROL

The Board has adopted rules and guidelines regarding, amongst other matters, risk management and internal control. The rules and guidelines duly take into account the extent and nature of the Company’s activities as well as the Company’s corporate values and code of conduct, including corporate social responsibility. The Board conducts an annual review of the Company’s most important areas of exposure to risk and its internal control arrangements, including the reporting procedures.

Effective February 24, 2021, IDEX established a separate audit committee consisting of three, later four, independent Board members. Before that date, the full, then five-person, board was also the audit committee. The audit committee is advisory to the Board. The Board has set up an audit committee charter that is compliant with the rules in the Norwegian PLCA and the U.S. Securities Exchange Act of 1934 and the listing rules of the Nasdaq Capital Market.

IDEX issues interim financial reports each quarter and an annual financial report. The accounting policies applied when preparing the reports satisfy regulatory requirements. The Board reviews monthly financial reports for the group, comparing actual results to budget or plan. The size of the Company’s operation and staff numbers necessarily leads to dependence on key individuals. However, the same factors also provide for transparency and inherent risk reduction. The subsidiaries are operationally integrated in the parent company, and the group works as one, unified company with staff on several sites. Legal and financial interaction between the group companies is conducted on arm’s length terms.

IDEX’s activities and financials are controlled by the parent company. The audit committee meets separately with the external auditor at least once per year to review risk factors and measures, and any incidents and issues. The audit committee reviews all interim and annual financial reports before resolution by the Board. The Board has resolved a financial manual, which sets out policies and procedures for financial management and reporting in the group. This manual provides instructions for financial planning, treasury, accounting and reporting. The manual is reviewed annually by the audit committee, and updated as and when appropriate. The Board acknowledges that, having operations outside Norway that are spread over four sites on three continents, business control is a practical challenge. In addition to the financial framework and systems, IDEX has implemented comprehensive IT systems and quality management systems and standardised operating procedures which are intended to ensure adequate business controls.

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

IDEX does not operate a separate internal audit function or department. The CFO department conducts internal reviews of the group companies. Each review is conducted by a staff member not involved in transaction processing in the entity in question, and the findings are reported to the audit committee.

As regards share trading by IDEX's Board members, employees and individual contractors, as well as their close relations and controlled entities, the Board has adopted an insider manual with ancillary documents. The insider manual is intended to ensure that, among other things, trading in the Company’s shares by insiders are conducted in accordance with applicable laws and regulations.

11.
REMUNERATION OF THE BOARD OF DIRECTORS

A reasonable cash remuneration to the Board members for their services from the annual general meeting in 2021 until the annual general meeting in 2022 was proposed to and resolved at the annual general meeting 2022. To lessen the cash outflow and stimulate shareholding among the Board members, the annual general meeting granted an option for the Board members to receive the remuneration partly or fully in the form of shares. No board members took up this option in 2022.

The nomination committee shall propose board remuneration for the period between the annual general meetings of 2022 and 2023. No share-based incentives have been granted as board remuneration. Any Board member performing work for the Company beyond the board duty shall ensure that such assignments do not in any way affect or interfere with proper performance of the fiduciary duties as a board member. Moreover, the Board, without the participation of the interested member, shall approve the terms and conditions of any such arrangements. Adequate information about the remuneration shall be disclosed in the annual financial statements.

Advokatfirmaet Ræder AS, in which IDEX’s chair, Morten Opstad, is a partner, renders legal services to the Company. Generally, such services are largely undertaken by lawyers at Ræder other than Mr. Opstad. In the cases where legal services provided by Ræder are carried out by Mr. Opstad, such services, which are outside Mr. Opstad’s duties as chair, are invoiced by Ræder. The legal fees to Ræder are disclosed in the financial statements.

Larry Ciaccia, who was last re-elected board member at the annual general meeting on 12 May 2021, has served on IDEX’s Strategy Advisory Council (SAC) since January 2014 and continued his tenure on the SAC through June 2022, when the SAC was discontinued. A fixed annual fee was paid to Mr. Ciaccia for his tenure on the SAC. Mr. Ciaccia also provides consulting services to IDEX for a fixed annual fee, and he has been granted incentive subscription rights in his capacity as adviser to IDEX. The fees and share-based remuneration to Mr. Ciaccia are disclosed in the financial statements.

12.
SALARY AND OTHER REMUNERATION FOR EXECUTIVE PERSONNEL

Salary and other remuneration to the executive personnel in the Company is determined pursuant to the Company’s executive remuneration policy, as approved by the 2021 annual general meeting. The executive remuneration policy is publicly available on the Company’s web site, www.idexbiometrics.com.

The executive remuneration policy seeks to align the interests of the Company’s executives and its shareholders, and to continuously improve sustainable performance. Furthermore, the policy is designed to align the interests of the Company and its executives to ensure its contribution to the Company’s commercial strategy, long-term interests and financial viability.

On an annual basis the Company’s compensation committee shall review the terms of the executive remuneration policy, to determine if any revisions are necessary. Where revisions are required, the compensation committee shall make proposals to the Board which, if significant and subject to Board approval, are proposed by the Board to the annual general meeting for approval. In the absence of any significant revisions, the executive remuneration policy shall be presented and explained by the Board to the annual general meeting every four years at minimum. At each annual general meeting, the Board shall present an executive remuneration report for the previous financial year.

In the event of significant changes to the executive remuneration policy, these must be described and explained in the policy document. The policy shall describe and explain how the shareholders’ views on the guidelines, the general meeting’s vote and the salary reports since the previous vote on the policy have been taken into account.

IDEX Biometrics ASA Annual Report 2022	Corporate Governance Review

13.
INFORMATION AND COMMUNICATIONS

The Board places great emphasis on the relationship and communication with the shareholders. The primary channels for communication are the interim reports and presentations, the annual report and the associated financial statements. IDEX also issues other notices to shareholders when appropriate. The general meeting of shareholders and the presentations provide opportunities for shareholders to discuss any matters with the Board.

In December, the Company publishes its annual financial calendar for the following year. All reports and other notices are issued and distributed according to the rules and practices at Oslo Børs. The notices to the market are published on the Oslo Børs newssite, www.newsweb.no. The regulatory public filings in the USA, are published on the Securities and Exchange Commission’s EDGAR site, https://www.sec.gov/edgar/searchedgar/companysearch.html. The reports and other pertinent information are also available on the Company’s website, www.idexbiometrics.com.

The Board has adopted the following policies:

•
Policy for reporting of financial and other information and investor relations;
•
Policy for contact with shareholders outside general meetings; and
•
Policy for information management in unusual situations attracting or likely to attract media or other external interest.

The financial reporting of IDEX is fully compliant with applicable laws and regulations. IDEX prepares and presents its annual financial reports in accordance with IFRS. The content of the interim reports is compliant with IFRS.

The current information practices are adequate under current rules. IDEX complies with the Oslo Børs at all times current code of practice for IR information.

14.
TAKE-OVERS

There are no takeover defence mechanisms in place. The Board will endeavor that shareholder value is maximised and that all shareholders are treated equally. The Board acknowledges its duty to not obstruct take‐over bids and to not discourage or hinder competing bids. Any agreement with a bidder that acts to limit the Company’s ability to arrange other bids should only be entered into when it is self-evident that such an agreement is in the common best interest of the Company and its shareholders.

The Board will avoid compensation to a bidder whose bid does not complete, and limit any such compensation to the costs the bidder has incurred in making the bid. The Board shall otherwise ensure full compliance with section 14 of the Code.

15.
AUDITOR

IDEX’s auditor is fully independent of the Company. IDEX represents a minimal share of the auditor’s business. IDEX does not obtain business or tax planning advice from its auditor. The auditor may provide certain technical and clerical services in connection with the preparation of the annual tax return and other secondary reports, for which IDEX assumes full responsibility. IDEX’s auditor is Ernst & Young AS (EY). EY has been the auditor of the Company since 2000. Latest partner rotation was in 2022. Audit firm rotation procedure will need to take place latest in 2026, effective 2027.

The audit committee and the Board reviews the auditor’s annual plan, and the auditor presents to the committee and the Board the findings and recommendations after the audits. The auditor communicates in writing with the committee and the Board on all matters brought to light by the audit of which the committee and/or the Board should be apprised in order to be able to discharge its responsibility and functions. The auditor attends the audit committee and board meetings when annual financial statements are considered and resolved, and the committee as well as the board regularly meets separately with the auditor to review risk factors and measures, and any incidents and issues. Accounting policies and any changes are subject to the statutory audit.

Annually, the auditor shall submit an additional report to the Company’s audit committee in which the auditor declares its independence and explains the results of the statutory audit carried out by providing a range of information about the audit. The specific information to be provided is regulated by EU’s Audit Regulation, which is applicable in Norway in accordance with Section 12-1 of the Auditor’s Act.

The Board shall make arrangements for the auditor to attend all general meetings in the Company.

All audit and other assignments to the auditor shall be approved by the audit committee before the assignment begins. The Board shall otherwise ensure full compliance with section 15 of the Code.

IDEX Biometrics ASA Annual Report 2022	Board of Directors and Executive Officers

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers and board directors as of December 31, 2022:

Name	Age	Position(s)
Executive Officers:
Vincent Graziani	62	Chief Executive Officer
Eileen Wynne	56	Chief Financial Officer (interim)
Anthony Eaton	50	Chief Technology Officer
Catharina Eklof	53	Chief Commercial Officer
Directors:
Morten Opstad	69	Chair
Lawrence J. Ciaccia [2]	64	Deputy Chair
Deborah Lee Davis [1,2]	59	Director
Hanne Høvding [1]	68	Director
Annika Olsson	46	Director
Thomas M. Quindlen[1]	60	Director
Stephen A. Skaggs [1]	60	Director

1.
Member of Audit Committee.
2.
Member of Compensation Committee.

Board of Directors

Our Board held seven meetings during the period from our Annual General Meeting on May 12, 2022, until and including April 19, 2023. The meetings have been conducted as in-person and virtual meetings via live webcast.

Morten Opstad has served as Board Chair since March 1997. Mr. Opstad is a partner in Advokatfirmaet Ræder AS in Oslo, Norway. He has rendered legal assistance with respect to establishing and organizing several technology and innovation companies. He currently serves as chair of the board of Ensurge Micropower ASA (Oslo Børs: ENSU). Mr. Opstad holds a legal degree (Cand.Jur.) from the University of Oslo and was admitted to the Norwegian Bar Association in 1986. Mr. Opstad was born in 1953, is a Norwegian citizen, and resides in Oslo. Mr. Opstad attended 7 Board meetings in the period.

Lawrence J. Ciaccia has served as a Director since May 2015 and was appointed as Deputy Chair in May of 2019. He has broad expertise from the semiconductor industry, most notably playing a pivotal role in transforming AuthenTec, Inc. from a start-up into the world’s leading fingerprint sensor supplier. He served as AuthenTec, Inc's CEO from September 2010 until the company’s acquisition by Apple Inc. in October 2012. He remained with Apple Inc. through February 2013 to assist in the acquisition integration and transition. Mr. Ciaccia holds a B.S.in Electrical Engineering from Clarkson University and an M.B.A. from the Florida Institute of Technology. Mr. Ciaccia was born in 1958, is a United States citizen, and resides in Florida. Mr. Ciaccia attended 6 Board meetings in the period.

Deborah Lee Davis has served as a Director since May 2015. She is independent of the Company’s executive management, material business contacts, and larger shareholders. Ms. Davis serves on the boards of directors of International Personal Finance Plc, The Institute of Directors, Diaceutics plc, and Lloyds Banking Group Insurance Board. She also serves as a trustee of the Southern African Conservation Trust in South Africa. During her career, she held senior executive leadership roles at PayPal, eBay, Verizon, and Symantec. Ms. Davis holds a Sloan Masters in Science (Management) with Distinction from London Business School and a Bachelor of Applied Science (Electronics) Honours degree from the University of Melbourne. She also holds a Diploma in Company Direction with distinction from The Institute of Directors. Ms. Davis was born in 1963, is a dual citizen of Australia and the United Kingdom. Ms. Davis attended 7 Board meetings in the period.

Hanne Høvding has served as a Director since December 2007. She is independent of the Company’s executive management, material business contacts, and larger shareholders. During her professional career, Ms. Høvding held several management positions within personnel administration, finance, credit card administration, and debt collection. She holds a B.S. in Economics and Business Administration from the Norwegian School of Economics and Business Administration. Ms. Høvding was born in 1954, is a Norwegian citizen, and resides in Oslo. Ms. Høvding attended 7 Board meetings in the period.

IDEX Biometrics ASA Annual Report 2022	Board of Directors and Executive Officers

Annika Olsson was elected as a Director in May 2021. She is independent of the Company’s executive management, material business contacts, and larger shareholders. Ms. Olsson is the CEO of Ekspres Bank A/S, a unit of the BNP Paribas Group. During her 20-year career in consumer financial services, Ms. Olsson has held various executive positions. Before joining Ekspres Bank A/S in 2010, she served as Commercial Director for Resurs Bank, a leader in retail finance in the Nordic region. Ms. Olsson also serves on the board of directors of Finans & Leasing (the Association of Danish Finance Houses). She holds a B.S. in finance and marketing from IHM Business School. Ms. Olsson was born in 1976, is a Swedish citizen, and resides in Copenhagen, Denmark. Ms. Olsson attended 6 Board meetings in the period.

Thomas M. Quindlen was elected as a Director in May 2021. From October 2020 until his election, he attended Board meetings as a non-voting observer. He is independent of the Company’s executive management, material business contacts, and larger shareholders. Mr. Quindlen has worked in financial services for three decades and was the CEO of Retail Card, a division of Synchrony, a Fortune 200 company, from January 2014 until his recent retirement in January 2023. Earlier in his career, Mr. Quindlen served in several leadership roles for GE Capital, the financial services subsidiary of the General Electric Company. Mr. Quindlen holds a B.S. in accounting from Villanova University. Mr. Quindlen was born in 1962, is a United States citizen, and resides in Connecticut. Mr. Quindlen attended 5 Board meetings in the period.

Stephen A. Skaggs has served as a Director since May 2019. He is independent of the Company’s executive management, material business contacts, and larger shareholders. Mr. Skaggs has more than 25 years of experience in the semiconductor industry and most recently served as Senior Vice President and CFO of Atmel Corporation, a leading supplier of microcontrollers, prior to its acquisition by Microchip Technology, Inc. in 2016. Mr. Skaggs served as CEO and, earlier, as CFO of Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Earlier in his career, he worked for Bain & Company, a global management consulting firm. He currently serves as a non-executive director of Coherent Corporation, a global leader in engineered materials, optoelectronics and lasers. Mr. Skaggs holds a B.S. in Chemical Engineering from the University of California, Berkeley, and an M.B.A. from the Harvard Business School. Mr. Skaggs was born in 1962, is a United States citizen, and resides in Nevada. Mr. Skaggs attended 7 Board meetings in the period.

Family Relationships and Selection Arrangements

There are no family relationships between any of the Directors. There are no family relationships between any Director and any member of senior management of our Company. There is no arrangement or understanding with major shareholders, customers, suppliers, or others, pursuant to which Directors were elected or members of management was selected.

Board Diversity Matrix

Under the Board Diversity Rule of Nasdaq, we are required to publicly disclose statistics describing the diversity of our Board. Our philosophy regarding candidates for the Board is to identify, nominate, and elect the most qualified individuals available to us, regardless of race, creed, sexual orientation, nationality, ethnicity, language, or religion.

The following table sets forth a profile of the composition of our seven-member Board as of December 31, 2022:

Board Diversity Matrix	Female	Male
Part I: Gender Identity
Directors:	3	4
Part II: Demographic Background
Norway Citizen	1	1
Swedish Citizen	1
United Kingdom Citizen [1]	1
United States Citizen		3
Ethnicity: White	2	4
Ethnicity: Underrepresented Individual in Home Country Jurisdiction [2]	1

1.
This Director holds dual citizenship in Australia and the United Kingdom.
2.
Pursuant to Nasdaq instructions, underrepresentation is based definitions of “national, racial, ethnic, indigenous, cultural, religious, or linguistic identity” in the country of the Company’s principal executive offices (i.e., Norway).

IDEX Biometrics ASA Annual Report 2022	Board of Directors and Executive Officers

Executive officers

Vincent Graziani has served as our Chief Executive Officer (“CEO”) since February 2020. He joined IDEX from Infineon Technologies AG, for which he was most recently Vice President of Strategy Development and Implementation, with responsibility for leading new business development and strategic partnerships. Mr. Graziani has also led technology companies from the pre-revenue stage to significant revenues and scale while serving as CEO of Sand 9, Vbrick Systems, and Sandburst. Earlier in his career, he held positions of increasing responsibility in engineering as well as marketing and sales at Intel, Broadcom, and Siemens Semiconductor. Mr. Graziani holds a B.S. in Electrical Engineering from the University of New Hampshire and a M.S. in Electrical Engineering from Northeastern University. Mr. Graziani is located at the Company’s offices in Wilmington, Massachusetts.

Eileen M. Wynne has served as our Interim Chief Financial Officer (“CFO”) since August 2022. Prior to August 2022, Ms. Wynne provided interim and part-time accounting and finance services to businesses, including IDEX. From December 2020 until August 2022, Ms. Wynne provided consulting services to IDEX. Prior to joining us, and from May 2013 to June 2019, Ms. Wynne served as Vice President and Chief Accounting Officer of Analog Devices, Inc. (NASDAQ: ADI) where she was responsible for ADI's accounting processes and controls globally. From March 2017 to September 2017, Ms. Wynne served as interim Chief Financial Officer of Analog Devices, Inc. Before 2013, Ms. Wynne held various corporate accounting roles within Analog Devices, Inc. and was an audit manager for Grant Thornton, LLP. Ms. Wynne also serves on the board of directors of Monolithic Power Systems, Inc. Ms. Wynne holds a B.A. from Saint Anselm College and an M.S.A. in Accounting from Bentley University. She is located at the Company’s offices in Wilmington, Massachusetts.

Anthony Eaton has served as our Chief Technology Officer ("CTO") since March 2019. Mr. Eaton served as our Vice President of Systems Engineering from February 2017 to February 2019, and our Senior Director of Engineering from August 2016 to January 2017. Prior to joining us, he served as Director of System Engineering at Atmel, where he was responsible for building and running the System Engineering function for the MaxTouch Business Unit. Earlier, Mr. Eaton held senior engineering roles at NVIDIA Corporation, Mirics Semiconductor, Inc. and Sony Semiconductor Solutions Group. Mr. Eaton holds Bachelor’s and Master’s degrees in Engineering from Cambridge University. He is located at the Company’s offices in Farnborough, United Kingdom.

Catharina Eklof has served as our Chief Commercial Officer (“CCO”) since June 2021. Prior to joining us, Ms. Eklof held the position as Chief Commercial Officer at Defentry, a cyber safety solutions provider, for which she led marketing and sales, leading the company’s international expansion. Ms. Eklof has over 20 years of experience as a global executive leading business transformation across financial services, retail, travel, and information security. Notably, she had roles of increasing responsibility over 12 years with Mastercard. She was instrumental in establishing Mastercard’s global strategic merchant program, bringing digital payment solutions and new, data-driven business models to the organization. Ms. Eklof serves on the board of directors of Avanza Bank Holding AB (Nasdaq Stockholm: AZA). Ms. Eklof holds an M.B.A. in International Business and a M.S. in Economics from the University of Uppsala, Sweden. Ms. Eklof is assigned to our office in Oslo, Norway, but resides and works in Belgium.

IDEX Biometrics ASA Annual Report 2022

Idex Biometrics ASA

Dronning Eufemias gate 16, NO-0191 Oslo, Norway

+47 6783 9119; mailbox@idexbiometrics.com www.idexbiometrics.com

Corp. ID: NO 976 846 923 MVA/VAT